REDLINE

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES

PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

PREDICTIVE TECHNOLOGY GROUP, INC.

(Exact Name of Registrant as Specified in its charter)

Nevada	~~000-~~000-56008	90-1139372
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)
~~2749~~ 2735 Parleys Way, Suite ~~101~~205 Salt Lake City, UT 84019
(Address of principal executive offices)

Registrant's telephone number: (801) 820-0811

Registrant’s fax number: (801) 487-2477

______________________________________

Copies to :

Richard W. Jones, Esq.

Jones & Haley, P.C.

750 Hammond Drive

Building 12, Suite 100

Atlanta, Georgia 30328

(770) 804-0500

www.corplaw.net

Securities to be registered under Section 12(b) of the Act:  None

Securities to be registered under Section 12(g) of the Act:

Common Stock, $.001

Title of Class

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company.  See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer [ ] Non-accelerated filer [ ] Emerging growth company [ ]	Accelerated filer [ ] Smaller reporting company [X]

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. [ ]

ITEM 1.  BUSINESS .

References in this Form 10 to “Predictive,” “we,” “us,” or “the Company” refer to Predictive Technology Group, Inc., a Nevada corporation, and, unless the context otherwise requires or is otherwise expressly stated, its subsidiaries.

GENERAL

Predictive (the Company) was formed in 2005 under the laws of the State of Nevada. The Company is headquartered in Salt Lake City, Utah, with locations in Utah and Minnesota. We are a therapeutics and life sciences company and a leader in the use of data analytics for disease identification and subsequent therapeutic intervention through precision biopharmaceutical solutions. Through our wholly-owned subsidiaries, Predictive Diagnostics, Inc., Predictive Biotech, Inc., and through our majority owned subsidiaries Juneau Biosciences, LLC and Predictive Therapeutics, Inc., we focus on four main clinical categories: Endometriosis, Scoliosis, Degenerative Disc Disease and Regenerative Human Cell and Tissue Products. In addition to our efforts to advance regenerative medicine, we are committed to assisting women in overcoming the devastating consequences of endometriosis via appropriate early-stage diagnosis and subsequent treatment.

PRODUCTS AND TECHNOLOGIES

~~We are currently offering products in two areas: a genetic diagnostic and prognostic test for endometriosis that is targeted to women who are having trouble with pregnancy; and~~ The products we currently offer are primarily various regenerative medicine products and human cell tissue products (HCT/Ps) for use in regenerative medicine applications.  In addition, we are preparing to offer a genetic diagnostic and prognostic test that will be marketed to women that are having trouble conceiving.  We are currently offering the first genetic test through a limited number of Advanced Reproductive Technologies (“ART”) clinics with groups whom we believe are key opinion leaders in the field. Substantially all of our historical sales relate to our HCT/Ps products.

Endometriosis Diagnostic

Our ARTguide™ test is a proprietary gene test panel for women experiencing infertility as a result of endometriosis and other health concerns. The test is expected to give additional insights into the best course of care related to ~~Advanced Reproductive Technologies (ART)~~ART, such as in vitro fertilization (IVF), that are used to assist couples having fertility issues. ARTguide™ test results are anticipated to enable clinicians to: identify if endometriosis is a potential factor causing or contributing to infertility; efficiently optimize treatment plan selection for patients; reduce unnecessary laparoscopies, but allow for treatment of active endometriosis; minimize out-of-pocket expenses; and improve “take-home baby” rates. For the patient, ARTguide™ will assist with: identification of undetected endometriosis; avoidance of multiple failed IVF cycles; providing an individual plan to achieve higher rates of successful pregnancy; and improvement of ART success rates. Over 30,000 DNA samples and medical records have been collected as part of the development and validation process of ARTguide™.

We began a beta launch of our ARTguide™ in October 2018. The beta launch will roll out in certain beta sites over the next few months. We anticipate that the test will be made available to the entire United States in the first half of 2019. We are currently processing ARTguide™ in a contracted CLIA laboratory and we anticipate processing the test in our own recently acquired laboratory in Salt Lake City, Utah, once appropriate certifications are received.

Endometriosis affects an estimated one in ten women of reproductive age. See, for example, [ Macer, et. al, “Endometriosis and Infertility: a review of the pathogenesis and treatment of endometriosis-associated infertility” Obstet Gynecol Clin – Dec. 2012 ] Endometriosis occurs when the tissue similar to the lining of the uterus (womb) is found in other parts of the body, most commonly in the pelvis. Monthly bleeding and inflammation caused by these lesions may severely impact a woman's quality of life. Some affected women experience severe pain, infertility, and/or problems with their periods, while some have no symptoms at all. Today, definitive diagnosis requires surgery. Due to the difficulties, invasiveness, and expense of diagnosing the condition, the majority of women diagnosed with endometriosis suffer for over a decade before receiving treatment. Treatment may involve hormonal suppression or a targeted destruction of the abnormal tissue during surgery.

Our ARTguide™ test was developed by Juneau Biosciences, LLC. We currently own just over fifty percent of Juneau. We have an exclusive license with Juneau to market Juneau’s patented molecular diagnostics for use in the prognosis and monitoring of endometriosis in the infertility and pelvic pain markets.

ARTguide™ Exclusive License

In 2015 we entered into an exclusive license agreement for the commercialization of the ARTguide™ test and related services for the prognosis and monitoring of endometriosis. The license agreement was amended and restated in March 2018. Under the license, as amended, (i) upon the commercial sale of the rights to the ARTguide™ or a license thereof we are required to issue to Juneau common stock with a market value of $2,500,000, (ii) we split net profits earned from the ARTguide™ evenly between Predictive and Juneau, (iii) we must have minimum sales of $12.5 million in the twelve month period beginning nine months after commercial launch, (iv) during the second year following launch we must have minimum sales of $30 million, and (v) during the third year following launch and each year thereafter we must have minimum annual sales of $60 million. If we fail to meet these metrics the license is null and void unless Predictive (a) presents written plan to Juneau describing how Predictive will use reasonable commercial efforts to improve sales and (b) Predictive agrees to spend an amount equal to the difference between the projected minimum sales and actual sales on an enhanced sales and marketing effort over the next year.

Regenerative Medicine Products

We founded our life sciences business in 2015. We are a leader in regenerative medicine products and HCT/Ps. A growing national network of clinics, health systems, researchers and physicians leverage our placental-derived and Wharton’s Jelly umbilical cord-derived products. Regenerative medicine plays an important role in the medical community and care continuum. By using regenerative medicine products and HCT/Ps to create an optimal internal healing environment, it gives patients and professionals new treatment options that were not available just a few years ago.

In the emerging field of regenerative medicine, we are focused on tissue processing protocol. The power of our products is in their functionality, but just like all harvested tissue, that functionality can diminish if the tissue is not properly handled. This is why we process all of our products in our Food and Drug Administration (“FDA”) registered cGMP/cCTP lab utilizing proprietary methods that reduce the loss of important scaffolding proteins, growth factors, cytokines and other properties. In our ISO Class 7 clean room, we cryogenically freeze the products to better preserve viability. Our products are derived from two tissue sources -- the Wharton’s Jelly layer of the umbilical cord, as well as placental tissue. Our products are uniquely able to help protect, cushion and support injured parts of the body, as well as aid the optimal regenerative environment. Our products are ethically sourced from donated birthing tissues, such as umbilical cords and placentas from full-term deliveries. Comprehensive medical and social histories of the donor are obtained and tissues are procured, processed, and tested to meet or exceed standards established by FDA. Through rigorous research, we have identified the Wharton’s jelly layer of the umbilical cord, as well as placental tissue to be the richest sources of regenerative properties. It is from these two sources that we derive our products, each containing a unique blend of cytokines, proteins, growth factors and scaffolding properties: the functional factors involved in the reconstruction, repair, and protection of human tissue.

Our four main products include ~~AmnioCyte TM~~ AmnioCyteTM, AmnioCyte ~~Plus TM~~ PlusTM, PolyCyteTM, ~~PolyCyte TM ,~~ and ~~CoreCyte TM~~ CoreCyteTM. ~~AmnioCyte TM~~  AmnioCyteTM and AmnioCyte Plus™ are derived from amniotic fluid. ~~PolyCyte TM~~ PolyCyteTM is derived from the Wharton’s Jelly of the umbilical cord. ~~CoreCyte TM~~ CoreCyteTM is a minimally manipulated human tissue allograft derived from the Wharton’s Jelly of the umbilical cord. ~~CoreCyte TM~~ CoreCyteTM is processed to preserve the structural integrity of Wharton’s jelly for homologous use and cryogenically preserved.

V~~-4-~~irtually all the revenues earned to date are derived from the sales of Regenerative Medicine Products/HCT/Ps.  The percentage of revenues from each product for July 1, 2017 to December 31, 2018 are broken out in the table below:

For period July 1, 2017 to December 31, 2018 Percent of total revenue by product type
CoreCyte™	77.49%
PolyCyte™	10.43%
AmnioCyte+™	7.46%

AmnioCyte™	4.29%
Other	0.33%
Total	100%

PRODUCTS IN DEVELOPMENT

Background - Molecular Diagnostics

We believe that advances in the emerging field of molecular diagnostics will improve our ability to determine which patients are subject to a greater risk of developing disease, and who therefore would benefit from preventive therapies. Molecular diagnostic products may also guide a patient’s healthcare to ensure the patient receives the most appropriate drug at the optimal dose. Every week, disease-linked genetic variations are being discovered. Genetic tests are now available for over 4,000 diseases and conditions. Once only a niche market of the in vitro diagnostics industry, molecular genetic testing is playing an increasingly valuable and prominent role in health care. In all areas of medicine, DNA based tests are assisting clinicians in the management of diseases and in the selection of treatment by enabling earlier diagnosis or prediction of disease risk years before symptoms occur. The domestic market for molecular diagnostics is a multi-billion dollar market and is the strongest segment of the entire in vitro diagnostics market, growing at an annual average rate of over 20%.

We believe there are significant diagnostic market opportunities for disease identification. Simple, non-invasive diagnostic, prognostic, and predictive tests do not exist for many of the major diseases affecting women and men. Unlike traditional medical tests, molecular genetic tests are often proprietary, high-margin tests that can move quickly from discovery to commercialization, particularly when performed at a centralized laboratory under the FDA “home-brew” exemption for LDT.

In general, accurate early detection, disease identification and assessment of health status can translate into reduced morbidity, improved quality of life and reduced treatment costs associated with detection and treatment of disease during later stages.

Technology and Products in Development

~~Our majority-owned subsidiary,~~ Juneau Biosciences, LLC has established a core team of physicians and scientists as well as state-of-the-art genetic analysis technologies to identify disease-associated genes in the field of women’s health using clinical genetics. Juneau has the medical and patient resources which many biotechnology companies lack in disease areas of interest to Predictive. Based in Utah, Juneau’s clinical network accesses the millions of living descendants of the original pioneers who settled in this region. Juneau believes that these large, genetically heterogeneous families who are well informed of their genealogy, comprise the best population in the world for discovering human disease genes. In short, Juneau believes that it can move from clinical need to clinical trials more efficiently than many other companies.

We recently acquired DNA and ancestry assets, including significant genetic data related to women’s diseases and degenerative disc disease. The acquired assets include: (i) approximately 1,000 degenerative disc disease-related DNA samples, related family records, relevant clinical records (including approximately 600 affected probands) and 800 ancestry matched control samples, (ii) whole exome sequencing data on approximately 300 degenerative disc disease samples, over 800 local controls, and published reference populations, together with initial analysis of the markers, and (iii) exclusive use of a DNA biobank that has collected over 300,000 samples for multiple diseases that the Company may target.

The acquisition of these DNA and ancestry assets strengthens our development platforms to commercialize gene-based diagnostics and biotechnology treatments for other debilitating diseases, such as additional difficult-to-diagnose women’s health diseases and degenerative disc disease. These assets are complementary to our recent acquisition of Inception Dx, LLC, which is anticipated to act as our laboratory once certifications are completed, which included ancestry database records for over 31.9 million individuals for use in genetics research.

In the future, Predictive intends to develop additional diagnostics and therapeutics utilizing the development assets described above.  In the near-term, the Company will focus its resources on commercializing the ARTguide™, existing Regenerative Medicine Products and improvements to existing commercialized products.

Tissue Availability and Laboratory Processing

Our regenerative medicine products and HCT/Ps are derived from the Wharton’s Jelly layer of the umbilical cord and from placental tissue. We obtain these tissues from donors in various parts of the country. Tissues are procured, processed, and tested in our laboratory in Salt Lake City, Utah to meet or exceed standards established by FDA. We are dependent on donors to supply us with sufficient umbilical cord and placental tissue to manufacture our four key regenerative medicine products and HCT/Ps. To date, we have been able to secure sufficient donated tissues to meet our manufacturing needs. In the event we are not able to secure required tissue, it will directly impact the quantity of regenerative medicine products and HCT/Ps that we are able to manufacture.

INTELLECTUAL PROPERTY

In striving to protect and enhance proprietary technology, inventions, and improvements that are commercially important to the development of our business, we currently rely heavily on trade secrets relating to our proprietary technology platform and on know-how. We enter into confidentiality agreements with our employees, consultants, scientific advisors and contractors. We also seek to preserve the integrity and confidentiality of our data and trade secrets by maintaining physical security of our premises and physical and electronic security of our information technology systems.

Our objective is to continue to expand our portfolio of patents and patent applications, in conjunction with our trade secrets and know-how, in order to further protect our molecular diagnostic, therapeutics, regenerative medicine platform and derivative technologies, as well as the manufacturing and deployment processes of those technologies.

Intellectual Property Related to Endometriosis

Related to the diagnosis and treatment of endometriosis, we own 2 issued U.S. patents that begin to expire in 2033, 1 allowed U.S. patent, 1 pending U.S. non-provisional patent application, and national phase applications have been entered in 5 foreign countries. In the field of the prediction, prognosis, or diagnosis or therapeutic assessment of endometriosis in infertility and/or pelvic pain and/or dysmenorrhea patients using genetic data, we have exclusive license rights to 3 issued U.S. patents, 3 pending U.S. non-provisional patent applications, 13 pending U.S. provisional patent applications, and 1 PCT International Patent Application.

Intellectual Property Related to Spine Diseases

Related to the diagnosis and treatment of spine diseases, we own 5 issued U.S. patents that begin to expire in 2026 and 1 pending U.S. non-provisional patent application.

Intellectual Property Related to Regenerative Medicine Products and HCT/Ps

Related to the processing of human cell tissue, we own 2 pending U.S. provisional patent applications.

REIMBURSEMENT

Our ARTguide™ and current regenerative medicine products and HCT/Ps are targeted as self-pay markets and, to date, substantially all of our revenues are self-pay. To the ~~extend~~ extent ARTguide™, our current regenerative medicine products and HCT/Ps or any future products and/or future services we offer are reimbursed such transactions ~~are~~ will be subject to additional regulation.  In addition, in the United States, demand for access to many medical products will depend in large part on both the availability and the amount of reimbursement from third-party payers, including government healthcare programs (including Medicare and Medicaid), and commercial healthcare insurers, including managed care organizations and other private health plans. Third-party payers have complex rules and requirements for coverage and reimbursement of healthcare products and services. Even the applications to such third-party payers to be eligible for reimbursement for product or services are complex and can be lengthy and time consuming. For new technologies coming to market, these payers are increasingly examining the clinical evidence supporting medical necessity and cost effectiveness decisions in addition to safety and efficacy, which can result in barriers to early coverage reimbursement, or denial of coverage and reimbursement altogether. Accordingly, significant uncertainty exists as to the availability of coverage and reimbursement status for new medical products. If third-party payer reimbursement is unavailable to our customer hospitals, physicians, and providers, our sales may be limited , and we may not be able to realize an appropriate return on our investment in research and product development.

Payers often set payment rates depending on the site of service and many use the Medicare program as a benchmark for their own payment methodologies. In the hospital inpatient setting, Medicare payment generally is set at pre-determined rates for all products and services provided during a particular patient stay and is based on such factors as the patient diagnosis, procedures performed, patient age, and complications. In the physician office or clinic setting, Medicare payment generally is based on a fee schedule, with payment rates set for each procedure performed and product used, although the schedule may in some instance bundle the product into the payment for the procedure. In some outpatient settings, such as in the case of the hospital outpatient clinic setting, Medicare payment rates generally are premised on classifications of services that have similar clinical characteristics and similar costs.

Reimbursement policies depend in part on legislation designed to regulate the healthcare industry and federal and state governments continue to propose and pass new healthcare legislation and government agencies revise or change their regulations and policies from time to time. We cannot predict whether or how such reform measures and policy changes would affect reimbursement rates and demand for our products.

COMPETITION

Competition is intense in diagnostic, regenerative medicine products, and HCT/Ps markets. Our potential competitors in the United States and abroad are numerous and include, among others, major pharmaceutical companies, diagnostic reference laboratories, biotechnology firms, universities and other research institutions. Many potential competitors have greater financial, technical, marketing and other resources than we have. We expect competition to intensify in our current fields as technical advances occur and become more widely known.

The technologies for (i) discovering genes that cause major diseases, (ii) methods, processes and discoveries related to HCT/Ps, and (iii) approaches for commercializing those discoveries are rapidly evolving. Rapid technological developments could result in our services, products, or processes becoming obsolete before we recover a ~~significantportion~~ significant portion of our related research and development costs and associated capital expenditures. If we do not launch our services or products before our competitors, we could be adversely affected. Moreover, any products that we develop could be made obsolete by less expensive or more effective tests or methods that may be developed in the future.

We believe, however, based on extensive literature and patent searches, that we have far surpassed other research in endometriosis. We further believe that we are one of a few commercial enterprises currently engaged in a genomic approach to endometriosis. There are a number of established pharmaceutical companies that have franchises in the women’s health area. These include: AbbVie, Amgen, Inc., AstraZeneca, Teva/ Barr Laboratories, Bayer Corporation, Bristol-Myers Squibb Company, Eli Lilly and Company, Johnson & Johnson, GlaxoSmithKline, Neurocrine, ~~Merck   Novartis~~ Merck Novartis Corporation / Serono, Procter & Gamble, Pfizer, Inc. /Wyeth, Ferring Pharmaceuticals, Sanofi Aventis, and others. These companies are principally focused in the areas of HRT, contraception, osteoporosis and/or infertility based on their existing products and R&D pipeline. We view these companies as potential partners. Our gene discovery and target validation technologies will create a natural

"fit" between our capabilities and large pharmaceutical companies’ chemical libraries, preclinical/clinical development, and sales and marketing capabilities.

We face significant competition in the regenerative medicine products and HCT/Ps market. Our competitors include Alliqua, American Cryo, Athersys, AxoGen, Biodesix, Biotime, Burst Biologics, Compugen, DermaSciences, Human Regenerative Technologies, International Stem Cell, Invitrix, Lifecell, Liveyon, Longeveron, MiMeDx, Misoblast, MTF (Musculoskeletal Tissue Foundation), Orthofix, Osiris, Pluristem, Polarity, Regenerexx, TEI Biosciences, TissueTech, Wright, and Xtant. We believe that our HCT/Ps processing and preserving technologies deliver superior products and provide us with a competitive edge over other industry players.

GOVERNMENT REGULATION

General

Regulation by governmental authorities in the United States and foreign countries is a significant factor in the development, manufacture and marketing of our products and services and in our ongoing research and development activities. The therapeutic products, and some of the molecular diagnostic products, regenerative medicine products and HCT/Ps to be developed, will require regulatory approval by governmental agencies prior to commercialization. Various federal statutes and regulations also govern or influence the testing, manufacturing, safety, labeling, storage, record keeping, and marketing of therapeutic products, regenerative medicine products and HCT/Ps. The process of obtaining these approvals and the subsequent compliance with applicable statutes and regulations require the expenditure of substantial time and financial resources. Any failure by us or our collaborators, licensors or licensees to obtain regulatory approval or any delay in obtaining regulatory approval could have a material adverse affect on our business.

Molecular Diagnostics

The contracted laboratory that is running ARTguide™ and our laboratory that will be running ARTguide™ and our future molecular diagnostic tests is subject to governmental regulation at the federal, state, and local levels as a clinical laboratory. The Clinical Laboratory Improvement Amendments, or CLIA, provide for the regulation of clinical laboratories by the Department of Health and Human Services (“HHS”), and our diagnostic laboratory is subject to HHS regulations, which mandate that all clinical laboratories be certified to perform testing on human specimens and provide specific conditions for certification. These regulations also contain guidelines for the qualification, responsibilities, training, working conditions and oversight of clinical laboratory employees. In addition, specific standards are imposed for each type of test that is performed in a laboratory. CLIA and the regulations promulgated thereunder are enforced through quality inspections of test methods, equipment, instrumentation, materials and supplies on a periodic basis. Any change in CLIA or these regulations or in the interpretation thereof could have a material adverse effect on our business.

The FDA has regulatory responsibility over instruments, test kits, reagents and other medical devices used to perform diagnostic testing by clinical laboratories. In the past, the FDA has claimed regulatory authority over laboratory developed tests (LDTs), but has exercised “enforcement discretion” in not regulating most LDTs performed by high complexity CLIA-certified laboratories and that are marketed to physicians.

The FDA published draft guidance documents regulating LDTs. It is anticipated that regulation, if it occurs, will commence with high risk tests and proceed to low risk tests over time. If the FDA should require that our tests receive FDA approval prior to their commercial launch, there can be no assurance such approval would be received on a timely basis, if at all. At present, ARTguide™ does not require FDA approval before commercial launch.

The FDA has considered LDT regulations since 1992. Any attempt by the FDA to regulate LDTs now would be controversial, difficult to administer and likely to trigger legal challenges from the industry. A large number of medical laboratory tests are LDTs that have been in use for decades, are run daily in labs throughout the country, and enjoy broad clinical ~~acceptance.~~ acceptance.  FDA regulation of the entire menu of tests that currently fall under the legal definition of LDTs would be disruptive to patient care. Requiring regularly used and long-accepted LDTs to have FDA approval would drive health care costs up.

LDTs are in vitro assays that clinical laboratories develop as testing services according to their own procedures. These tests are often created in response to unmet clinical needs, and are commonly used for early and precise diagnosing, monitoring, and guiding patient treatment. LDTs are also used to diagnose and assess diseases and disorders for which no FDA-authorized test kit currently exists, such as rare diseases, or those with small patient populations. In some cases, LDTs represent the standard of care. The ability of laboratories to develop custom diagnostic tests has been critical to the growth of personalized medicine and to keep pace with the changing face of ~~disease.~~ disease.

Medical laboratories are highly regulated under the Clinical Laboratory Improvement Amendments (CLIA) of 1988. High complexity laboratories must undergo additional certification to ensure the clinical validity of tests. CLIA regulations address personnel qualifications, quality control procedures, and proficiency testing programs. CLIA contains different complexity categories to describe the degree of expertise a laboratory will be required to have, and the standards that it will need to meet, in order to perform a particular test of a given type. All laboratories performing molecular diagnostic testing must be CLIA High Complexity Laboratories.

Greater than 95% of current and greater than 95% of new high margin tests are performed as LDTs. Molecular test development by laboratories under CLIA has become the diagnostic or prognostic standard of care for many diseases or conditions.  Under CLIA, the laboratory director, without external review, determines the analytical validity of LDTs. The laboratory is not required by CLIA to demonstrate that the test is clinically valid. The laboratory must develop the test itself and must “manufacture” the test. The laboratory performing the test must have CLIA approval and approval of any state regulators.

Typically molecular genetics laboratories have accreditation from the College of American Pathologists (“CAP”) and generally the lab director meets professional certification requirements. Some states have implemented regulations concerning molecular diagnostic testing that require licensing or registration of general clinical laboratory activities.

We believe that we will be able to take all steps required in various jurisdictions in order for us to conduct business in those jurisdictions. Failure to maintain state regulatory compliance, or changes in state regulatory schemes, could result in a substantial curtailment or even prohibition of our clinical activities and could have a material adverse effect on our business.

Human Cell and Tissue Products (HCT/Ps)

The FDA has specific regulations governing the manufacture and commercialization of HCT/Ps and the level of these regulations by the FDA, depending on whether the procedure falls solely within the scope of Section 361 of the Public Health Service Act (the “PHS Act”) (42 U.S.C. § 264) or if they are regulated as drugs, devices, and/or biological products under Section 351 of the PHS Act (42 U.S.C. § 262) and/or the FD&C Act.

If an HCT/P meets the criteria for regulation solely under Section 361 of the Public Health Service Act (so-called “361 HCT/Ps”), no premarket FDA review for safety and effectiveness under a drug, device, or biological product marketing application is required. However, the processor of the tissue is required to register and list its products with the FDA, comply with regulations regarding labeling, record keeping, donor eligibility and screening and testing, process the tissue in accordance with established current Good Tissue Practices (cGTP), and investigate and, in certain circumstances, report adverse events or deviations.

To be a Section 361 HCT/P, a product generally must meet all four of the following criteria:

1)  It must be minimally manipulated;

2)  It must be intended for homologous use;

3)  Its manufacture must not involve combination with another article, except for water, crystalloids or a sterilizing, preserving or storage agent, provided the addition of such article does not raise new clinical safety concerns; and

4)  It must not have a systemic effect and must not be dependent upon the metabolic activity of living cells for its primary function (unless the product is intended for reproductive use, autologous use, or use in a first- or second-degree blood relative).

We have successfully completed an FDA audit, and management believes our structural umbilical cord tissue product qualify as Section 361 HCT/Ps. Other regenerative medicine products and product candidates that we have developed or have commercialized are being evaluated with respect to regulatory classification. We plan to prepare for any regulatory pathway that is required.  Other HCT/Ps we are developing are being evaluated with respect to regulatory classification, and we will prepare for any pathway of manufacturing or regulation that is required.

All establishments that manufacture Section 361 HCT/Ps must register and list their HCT/Ps with the FDA’s Center for Biologics Evaluation and Research (“CBER”) within five days after commencing operations. In addition, establishments are required to update their registration annually in December or within 30 days of certain changes, and submit changes in HCT/P listing at the time of or within six months of such change. Establishments that manufacture Section 361 HCT/Ps will know that they are registered in compliance with 21 C.F.R. § 1271.10(a) when they receive a validated form with the registration number (“FEI#”) after submitting the Form FDA 3356 (registration form).  Applicable GTP requirements govern, the facilities, controls, and methods used in the manufacture of HCT/Ps, including without limitation, recovery, donor screening, donor testing, processing, storage, labeling, packaging, and distribution of 361 HCT/Ps. FDA inspection and enforcement with respect to establishments described in 21 C.F.R. § 1271 includes inspections conducted, as deemed necessary, to determine compliance with the applicable provisions and may include, but is not limited to, an assessment of the establishment’s facilities, equipment, finished and unfinished materials, containers, processes, HCT/Ps, procedures, labeling, records, files, papers, and controls required to be maintained under 21 C.F.R. § 1271. Such inspections can occur at any time with or without written notice at such frequency as is determined by the FDA in its sole discretion.

Our subsidiary, Predictive Biotech, successfully completed an FDA inspection of its lab in October 2018. This inspection included the review of all of the Company’s SOPs, manufacturing processes and marketing material. The Company resolved and reported back to the FDA on 2 items that were identified on the FDA’s standard 483 form. The Company is currently listed on the FDA’s database as a Company in good standing under the status of “No Action Indicated (NAI)”.

We believe that we are operating our HCT/Ps business in compliance with applicable FDA regulations and other applicable laws.

Therapeutics

We intend to partner with one or more pharmaceutical partners to develop therapeutic products which will be subject to regulation by the FDA and require approval before they may be clinically tested and commercially marketed for human therapeutic use in the United States and other countries. The precise regulatory requirements with which we will have to comply are undergoing periodic revisions and refinement.

The steps required before a therapeutic product may be marketed in the United States are numerous and include, but are not limited to the following:

- completion of preclinical laboratory tests, animal studies, chemical process development, and formulation studies;

- the submission to the FDA of an IND, which must become effective before clinical trials may commence;

- performance of adequate and well-controlled clinical trials to establish the safety and efficacy of the drug for its intended use;

- the submission of a New Drug Application, or NDA, to the FDA; and

- FDA approval of the NDA, including approval of all product labeling and initial advertising.

The testing and approval process required to market a therapeutic product involves substantial time, effort, and financial resources and we cannot be certain that any approvals for any of our future therapeutic products will be granted on a timely basis, if at all.

Clinical trials are typically conducted in three sequential Phases that may overlap:

- PHASE 1: Initial safety study in healthy human subjects or patients where the candidate therapy is tested for safety, dosage tolerance, absorption, distribution, metabolism, and excretion.

- PHASE 2: Studies in a limited patient population designed to identify possible adverse effects and safety risks, to determine the efficacy of the product for specific targeted diseases and to determine tolerance and optimal dosage.

- PHASE 3: Studies in an expanded patient population to further evaluate clinical efficacy and to further test for safety.

We cannot be certain that we will successfully complete Phase 1, Phase 2 or Phase 3 testing of any compound within any specific time period, if at all. Furthermore, the FDA or the sponsor may suspend clinical trials at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk.

Satisfaction of the above FDA requirements or similar requirements of state, local and foreign regulatory agencies typically takes several years and the actual time required may vary substantially, based upon the type, complexity and novelty of the product or indication. Government regulation may delay or prevent marketing of potential products for a considerable period of time and impose costly procedures upon us or our partners’ activities. The FDA or any other regulatory agency may not grant any approvals on a timely basis, if at all. Success in early stage clinical trials does not assure success in later stage clinical trials. Data obtained from clinical activities is not always conclusive and may be susceptible to varying interpretations that could delay, limit or prevent regulatory approval. Even if a product receives regulatory approval, the approval may be significantly limited to specific indications and dosages. Delays in obtaining, or failures to obtain regulatory approvals may have a material adverse effect on our business. In addition, we cannot predict what adverse governmental regulations may arise from future U.S. or foreign governmental action.

Any products manufactured or distributed by us pursuant to FDA approval is subject to pervasive and continuing regulation by the FDA, including record-keeping requirements and reporting of adverse experiences with the drug. Drug manufacturers and their subcontractors are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA to assess compliance with current Good Manufacturing Practices, which impose certain procedural and documentation requirements upon us and our third-party manufacturers. We cannot be certain that we or our suppliers will be able to comply with current Good Manufacturing Practices regulations and other FDA regulatory requirements.

Fraud, Abuse and False Claims

We are directly and indirectly subject to various federal and state laws governing relationships with healthcare providers and other potential referral sources for our products pertaining to healthcare fraud and abuse, including anti-kickback, false claims, and similar laws. In addition, federal and state laws are also sometimes open to interpretation. We could potentially face legal risks if our interpretation differs from those of enforcement authorities. Further, from time to time we may find that we are at a competitive disadvantage if our interpretation differs from that of our competitors.

In particular, the federal healthcare program Anti-Kickback Statute prohibits persons from knowingly and willfully soliciting, offering, receiving or providing remuneration (in cash or in kind), directly or indirectly, in exchange for or to induce either the referral of an individual, or the furnishing, arranging for, or recommending of, a good or service for which payment may be made in whole or part under federal healthcare programs, such as the Medicare and Medicaid programs. Penalties for violations include criminal penalties and civil sanctions such as fines, imprisonment and possible exclusion from Medicare, Medicaid and other federal healthcare programs. The Anti-Kickback Statute is broad and prohibits many arrangements and practices that are lawful in businesses outside of the healthcare industry. In implementing the statute, the Office of Inspector General of the U.S. Department of Health and Human Services (“OIG”) has issued a series of regulations, known as the “safe harbors.” These safe harbors set forth provisions that, if all their applicable requirements are met, exclude certain specified remuneration and remunerative arrangements from being violations of the Anti-Kickback Statute. The failure of a transaction or arrangement to fit precisely within one or more safe harbors does not necessarily mean that it is illegal or that prosecution will be pursued. However, conduct and business arrangements that do not fully satisfy each applicable element of a safe harbor may result in increased scrutiny by Government enforcement authorities, such as the OIG. Many states have laws similar to the federal law.

Also, the federal civil False Claims Act (“FCA”) imposes civil liability on any person or entity that submits, or causes the submission of, a false or fraudulent claim to the U.S. government. Damages under the FCA can be significant and consist of the imposition of fines and penalties. The FCA also allows a private individual or entity (i.e., a whistleblower) with knowledge of past or present fraud against the federal government to sue on behalf of the government and to be paid a portion of the government’s recovery, which can include both civil penalties and up to three times the amount of the government’s damages (usually the amount reimbursed by federal healthcare programs). The DOJ takes the position that the marketing and promotional practices of life sciences product manufacturers, including the off-label promotion of products, the provision of inaccurate or misleading reimbursement guidance, or the payment of prohibited kickbacks, may cause the submission of improper claims to federal and state healthcare entitlement programs such as Medicare and Medicaid by health care providers that use the manufacturer’s products, which results in a violation of the FCA. In certain cases, manufacturers have entered into criminal and civil settlements with the federal government under which they entered into plea agreements, paid substantial monetary amounts and entered into corporate integrity agreements (“CIAs”) that require, among other things, substantial government oversight, as well as reporting and remedial actions going forward

If we fail to comply with these laws, we could be subject to enforcement actions, including but not limited to:

- Multi-year investigations by federal and state governments;

~~- Criminal~~ - Criminal and civil fines and penalties;

- Obligations under settlement agreements, such as CIAs or Deferred Prosecution Agreements; and/or

- Exclusion from participation in federal and state healthcare programs.

Other Regulations

In 1996, Congress passed the Health Insurance Portability and Accountability Act, or HIPAA. HIPAA, among other things, required HHS to issue regulations that are designed to improve the efficiency and effectiveness of the healthcare system by facilitating the transfer of health information along with protecting the confidentiality and security of health information. Specifically, Title II of HIPAA, the Administrative Simplification Act, contains four provisions that address the privacy of health data, the security of health data, the standardization of identifying numbers used in the healthcare system and the standardization of data content, codes and formats used in healthcare transactions. We are currently subject to the HIPAA regulations and maintain an active program designed to address regulatory compliance issues. Penalties for non-compliance with HIPAA include both civil and criminal penalties. Violations could result in civil penalties of up to $25,000 per type of violation in each calendar year and criminal penalties of up to $250,000 per violation.

The privacy regulations protect medical records and other personal health information by limiting their use and release, giving patients the right to access their medical records and limiting most disclosures of health information to the minimum amount necessary to accomplish an intended purpose. In addition to the federal privacy regulations, there are a number of state laws regarding the confidentiality of health information that are applicable to clinical laboratories. The penalties for violation of state privacy laws may vary widely and new privacy laws in this area are pending. We believe that we have taken the steps required of us to comply with all applicable health information privacy and confidentiality statutes and regulations. Failure to maintain compliance, or changes in state or federal laws regarding privacy, could result in civil and/or criminal penalties and could have a material adverse effect on our business.

HHS has regulations which establish standards for electronic transactions and for code sets to be used in those transactions. They also contain requirements concerning the use of these standards by health plans, healthcare clearinghouses, and certain healthcare providers. In addition, HHS has security regulations which establish standards for the security of electronic protected health information to be implemented by health plans, healthcare clearinghouse, and certain healthcare providers. We believe we has taken the steps required of it to comply with both the transactions and code sets as well as the security regulations. However, failure to maintain compliance with these regulations could result in civil and/or criminal penalties and could have a material adverse effect on our business.

Our business is also subject to regulation under state and federal laws regarding environmental protection and hazardous substances control, such as the Occupational Safety and Health Act, the Environmental Protection Act, and the Toxic Substance Control Act. We believe that we are in material compliance with these and other applicable laws and that the costs of our ongoing compliance will not have a material adverse effect on our business. However, statutes or regulations applicable to our business may be adopted which could impose substantial additional costs to assure compliance and/or otherwise materially and adversely affect our operations.

EMPLOYEES

We had ~~63~~ 95 full-time employees and ~~5~~ 8 part-time employees as of ~~December 1~~April 9, ~~2018~~ 2019.

ITEM 1A.  RISK FACTORS .

The following risks and uncertainties are important factors that could cause actual results or events to differ materially from those indicated by forward-looking statements. The factors described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations and results.  If any of the following risks actually occur, our business, financial condition or results of operations could be materially adversely affected.  As a result, the market price of shares of our Common Stock could decline significantly.

This Registration Statement includes management’s best current estimate of the future potential of the business. Investors should be aware that this business has inherent risks that must be fully evaluated, discussed with management and experts fully capable of interpreting the information prior to any investment.

Risks Relating to our Business and Industry Generally

Our operating results may fluctuate significantly as a result of a variety of factors, many of which are outside of our control.

We are subject to the following factors, among others, that may negatively affect our operating results:

-	The announcement or introduction of new products by our competitors;
-	Failure of Government and private health plans to adequately and timely reimburse the users of our products;
-	Our ability to upgrade and develop our systems and infrastructure to accommodate growth;
-	Our ability to attract and retain key personnel in a timely and cost-effective manner;
-	The amount and timing of operating costs and capital expenditures relating to the expansion of our business, operations and infrastructure;
-	Regulation by federal, state or local Governments; and
-	General economic conditions as well as economic conditions specific to the healthcare industry.

We have based our current and future expense levels largely on our investment plans and estimates of future events, although certain of our expense levels are, to a large extent, fixed. We may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. Accordingly, any significant shortfall in revenue relative to our planned expenditures would have an immediate adverse effect on our business, results of operations and financial condition.  Further, as a strategic response to changes in the competitive environment, we may from time to time make certain pricing, service or marketing decisions that could have a material and adverse effect on our business, results of operations and financial condition.  Due to the foregoing factors, our revenue and operating results are and will remain difficult to forecast.

We are in a highly competitive and evolving field and face competition from well-established tissue processors, genetic testing laboratories and medical device manufacturers, as well as new market entrants.

Our business is in a very competitive and evolving field. Competition from other tissue processors, genetic testing laboratories, medical device companies and from research and academic institutions is intense, expected to increase, subject to rapid change , and could be significantly affected by new product introductions. In addition, consolidation in the healthcare industry continues to lead demands for price concessions or to the exclusion of some suppliers from certain of our markets, which could have an adverse effect on our business, results of operations or financial condition. The presence of this competition in our market may lead to pricing pressure, which would make it more difficult to sell our products at a price that will make us profitable or prevent us from selling our products at all. Our failure to compete effectively would have a material and adverse effect on our business, results of operations and financial condition.

Rapid technological change could cause our products to become obsolete and if we do not enhance our product offerings through our research and development efforts, we may be unable to effectively compete.

The technologies underlying our products are subject to rapid and profound technological change. Competition intensifies as technical advances in each field are made and become more widely known. We can give no assurance that others will not develop services, products, or processes with significant advantages over the products, services, and processes that we offer or are seeking to develop. Any such occurrence could have a material and adverse effect on our business, results of operations and financial condition.

We plan to enhance and broaden our product offerings in response to changing customer demands and competitive pressure and technologies. The success of any new product offering or enhancement to an existing product will depend on numerous factors, including our ability to:

-	Properly identify and anticipate physician and patient needs;
-	Develop and introduce new products or product enhancements in a timely manner;
-	Adequately protect our intellectual property and avoid infringing upon the intellectual property rights of third parties;
-	Demonstrate the safety and efficacy of new products; and
-	Obtain the necessary regulatory clearances or approvals for new products or product enhancements.

If we do not develop and, when necessary, obtain regulatory clearance or approval for new products or product enhancements in time to meet market demand, or if there is insufficient demand for these products or enhancements, our results of operations will suffer. Our research and development efforts may require a substantial investment of time and resources before we are adequately able to determine the commercial viability of a new product, technology, material or other innovation. In addition, even if we are able to successfully develop enhancements or new generations of our products, these enhancements or new generations of products may not produce sales in excess of the costs of development and they may be quickly rendered obsolete by changing customer preferences or the introduction by our competitors of products embodying new technologies or features.

We are subject to numerous federal and state healthcare laws regulations, and a failure to comply with such laws and regulations could have an adverse effect on our business and our ability to compete in the marketplace.

If we fail to comply with the FDA regulations and laws applicable to our operation or tissue products, the FDA could take enforcement action, including, without limitation, pursuing any of the following sanctions, among others:

- Untitled letters, warning letters, fines, injunctions, product seizures, and civil penalties;

- Orders for product retention, recall, and/or destruction;

- Operating restrictions, partial suspension or total shutdown of operations;

- Refusing any requests for product clearance or approval;

- Withdrawing or suspending any applications for approval or approvals already granted; and/or

- Criminal prosecution.

In addition, there are numerous laws and regulations that govern the means by which companies in the healthcare industry may market their treatments to healthcare professionals and may compete by discounting the prices of their treatments, including for example, the federal Anti-Kickback Statute, the federal False Claims Act (“FCA”), the federal Health Insurance Portability and Accountability Act of 1996 (“HIPAA”), and state law equivalents to these federal laws that are meant to protect against fraud and abuse and analogous laws in foreign countries. Violations of these laws are punishable by criminal and civil sanctions, including, but not limited to, in some instances civil and criminal penalties, damages, fines, and exclusion from participation in federal and state healthcare programs, including Medicare and Medicaid. In addition, federal and state laws are also sometimes open to interpretation. Accordingly, we could potentially face legal risks if our interpretation differs from those of enforcement authorities. Further, from time to time we may find ourselves at a competitive disadvantage if our interpretation differs from that of our competitors.

Specifically, anti-kickback laws and regulations prohibit any knowing and willful offer, payment, solicitation or receipt of any form of remuneration (direct or indirect, in case or in kind) in return for the referral, use, ordering, or recommending of the use of a product or service for which payment may be made by Medicare, Medicaid or other Government-sponsored healthcare programs. We have entered into consulting agreements, research agreements and product development agreements with physicians, including some who may order our products or make decisions to use them. In addition, some of these physicians own our stock, which they purchased in arm’s length transactions on terms identical to those offered to non-physicians or received stock awards from us as consideration for services performed by them. While these transactions were structured with the intention of complying with all applicable laws, including state anti-referral laws and other applicable anti-kickback laws, it is possible that regulatory or enforcement agencies or courts may in the future view these transactions as prohibited arrangements that must be restructured or for which we would be subject to other significant civil or criminal penalties. There can be no assurance that regulatory or enforcement authorities will view these arrangements as being in compliance with applicable laws or that one or more of our employees or agents will not disregard the rules we have established. Because our strategy relies on the involvement of physicians who consult with us on the design of our potential products, perform clinical research on our behalf or educate the market about the efficacy and uses of our potential products, we could be materially impacted if regulatory or enforcement agencies or courts interpret our financial relationships with physicians who refer or order our potential products to be in violation of applicable laws and determine that we would be unable to achieve compliance with such applicable laws. This could harm our reputation and the reputations of the physicians we engage to provide services on our behalf. In addition, the cost of noncompliance with these laws could be substantial since we could be subject to monetary fines and civil or criminal penalties, and we could also be excluded from federally-funded healthcare programs, including Medicare and Medicaid, for non-compliance. Further, even the costs of defending investigations of noncompliance could be substantial.

The scope and enforcement of all of these laws is uncertain and subject to rapid change, especially in light of the lack of applicable precedent and regulations. There can be no assurance that federal or state regulatory or enforcement authorities will not investigate or challenge our current or future activities under these laws. Any investigation or challenge could have a material adverse effect on our business, financial condition and results of operations. Any state or federal regulatory or enforcement review of us, regardless of the outcome, would be costly and time consuming. Additionally, we cannot predict the impact of any changes in these laws, whether these changes are retroactive or will have effect on a going-forward basis only.

In order to grow revenues from certain of our products, we must expand our relationships with distributors and independent sales representatives, whom we do not control.

We derive significant revenues through our relationships with distributors and independent sales representatives, though no one distributor comprised over 5% of our revenues.  If such relationships were terminated for any reason, it could materially and adversely affect our ability to generate revenues and profits.  Because the independent distributor often controls the customer relationships within its territory, there is a risk that if our relationship with the distributor ends, our relationship with the customer will be lost. Also, because we do not control a distributor's field sales agents, there is a risk we will be unable to ensure that our sales processes, compliance, and other priorities will be consistently communicated and executed by the distributor. If we fail to maintain relationships with our key distributors or fail to ensure that our distributors adhere to our sales processes, compliance, and other priorities, this could have an adverse effect on our operations.

We continue to invest significant capital in expanding our internal sales force, and there can be no assurance that these efforts will ~~continue to~~ result in ~~significant~~ increases in sales.

We are engaged in a major initiative to build and further expand our internal sales and marketing capabilities which has contributed to our increased sales.  As a result, we continue to invest in a direct sales force for certain of our products to allow us to reach new customers.  These expenses impact our operating results, and there can be no assurance that we will ~~continue to~~ be successful in ~~significantly~~ expanding the sales of our products.

To be commercially successful, we must convince physicians that our products are safe and effective alternatives to existing treatments and that our products should be used in their procedures.

We believe physicians will only adopt our products if they determine, based on experience, clinical data and published peer reviewed journal articles, that the use of our products in a particular procedure is a favorable alternative to conventional methods.  Physicians may be slow to change their medical treatment practices for the following reasons, among others:

-	Their lack of experience with prior procedures in the field using our products;
-	Lack of evidence supporting additional patient benefits and our products over conventional methods;

-	Perceived liability risks generally associated with the use of new products and procedures;
-	Limited availability of reimbursement from third party payers; and
-	The time that must be dedicated to training.

In addition, we believe recommendations for and support of our products by influential physicians are essential for market acceptance and adoption.  If we do not receive this support or if we are unable to demonstrate favorable long-term clinical data, physicians and hospitals may not use our products, which would significantly reduce our ability to achieve expected revenue and would prevent us from sustaining profitability.

In the course of conducting our business, we must adequately address quality issues that may arise with our products, as well as defects in third-party components included in our products. Although we have established internal procedures to minimize risks that may arise from quality issues, we may not be able to eliminate or mitigate occurrences of these issues and associated liabilities. If the quality of our products does not meet the expectations of physicians or patients, then our brand and reputation could suffer and our business could be adversely impacted.

We will need to expand our organization and managing growth may be more difficult than expected.

Managing our growth may be more difficult than we expect.  We anticipate that a period of significant expansion will be required to penetrate and service the market for our existing and anticipated future products and to continue to develop new products.  This expansion will place a significant strain on management, operational and financial resources.  To manage the expected growth of our operations and personnel, we must both modify our existing operational and financial systems, procedures and controls and implement new systems, procedures and controls.  We must also expand our finance, administrative, and operations staff.  Management may be unable to hire, train, retain, motivate and manage necessary personnel or to identify, manage and exploit existing and potential strategic relationships and market opportunities.

We face the risk of product liability claims and may not be able to obtain or maintain adequate product liability insurance.

~~Our~~ Although we have never been sued for product liability, our business exposes us to the risk of product liability claims that are inherent in the manufacturing, processing and marketing of medical devices genetic tests and human tissue products.  We may be subject to such claims if our products cause, or appear to have caused, an injury.  Claims may be made by patients, healthcare providers or others selling our products.  Defending a lawsuit, regardless of merit, could be costly, divert management attention and result in adverse publicity, which could result in the withdrawal of, or reduced acceptance of, our products in the market.

Although we have product liability insurance that we believe is adequate, this insurance is subject to deductibles and coverage limitations and we may not be able to maintain this insurance. Also, it is possible that claims could exceed the limits of our coverage. If we are unable to maintain product liability insurance at an acceptable cost or on acceptable terms with adequate coverage or otherwise protect ourselves against potential product liability claims or we underestimate the amount of insurance we need, we could be exposed to significant liabilities, which may harm our business.  A product liability claim or other claim with respect to uninsured liabilities or for amounts in excess of insured liabilities could result in significant costs and significant harm to our business.

Significant disruptions of information technology systems or breaches of information security could adversely affect our business.

We rely to a large extent upon sophisticated information technology systems to operate our business. In the ordinary course of business, we collect, store and transmit large amounts of confidential information (including, but not limited to, personal information and intellectual property). We also have outsourced significant elements of our operations to third parties, including significant elements of our information technology infrastructure and, as a result, third party relationships with parties who may or could have access to our confidential information. The size and complexity of our information technology and information security systems, and those of our third parties with whom we contract (and the large amounts of confidential information that is present on them), make such systems potentially vulnerable to service interruptions or to security breaches from inadvertent or intentional actions by our employees or vendors, or from malicious attacks by third parties. Such attacks are of ever-increasing levels of sophistication and are made by groups and individuals with a wide range of motives (including, but not limited to, industrial espionage and market manipulation) and expertise. While we have invested significantly in the protection of data and information technology, there can be no assurance that our efforts will prevent service interruptions or security breaches. Although we have cyber-insurance coverage that may cover certain events described above, this insurance is subject to deductibles and coverage limitations and we may not be able to maintain this insurance. Also, it is possible that claims could exceed the limits of our coverage.  Any interruption or breach in our systems could adversely affect our business operations and/or result in the loss of critical or sensitive confidential information or intellectual property, and could result in financial, legal, business and reputational harm to us or allow third parties to gain material, inside information that they use to trade in our securities.

We may expand our business through acquisitions, licenses, investments, and other commercial arrangements in other companies or technologies, which contain significant risks.

We periodically evaluate strategic opportunities to acquire companies, divisions, technologies, products, and rights through licenses, distribution agreements, investments, and outright acquisitions to grow our business. In connection with one or more of those transactions, we may:

-	Issue additional equity securities that would dilute our stockholders’ value;

-	Use cash that we may need in the future to operate our business;
-	Incur debt that could have terms unfavorable to us or that we might be unable to repay;
-	Structure the transaction in a manner that has unfavorable tax consequences, such as a stock purchase that does not permit a step-up in the tax basis for the assets acquired;
-	Be unable to realize the anticipated benefits, such as increased revenues, cost savings, or synergies from additional sales;
-	Be unable to secure the services of key employees related to the acquisition; and
-	Be unable to succeed in the marketplace with the acquisition.

Any of these items could materially, and adversely affect our revenues, financial condition, and profitability. Business acquisitions also involve the risk of unknown liabilities associated with the acquired business, which could be material. Incurring unknown liabilities or the failure to realize the anticipated benefits of an acquisition could materially, and adversely affect our business if we are unable to recover our initial investment, which could include the cost of acquiring licenses or distribution rights, acquiring products, purchasing initial inventory, or investments in early stage companies. Inability to recover our investment, or any write off of such investment, associated goodwill, or assets, could have a material and adverse effect on our business, results of operations and financial condition.

Our existing capital resources will not meet our current needs and we must raise additional funding in the immediate future to execute our business plan.

We believe we have sufficient funding to execute our business plan over the next twelve months and thereafter. However, we may elect to expand and accelerate our growth and business lines which could require additional funding outside of continued operations.  There can be no assurance that the necessary funds will be timely available if needed or that continuing operations will provide the needed cash flows.

Our financial resources are insufficient to repay amounts owed on outstanding liabilities.

Our cash reserves are not sufficient to pay current liabilities. We will be looking to pay these obligations through equity financings and/or revenues from operations. We do not have any financial commitments with respect to future financings, we have found it difficult to raise funding in recent periods and we have had negative cash flow from operating activities since organization. As a result, there can be no assurance that we will have the means to repay ~~its~~ our obligations in full or at all.

We will rely on a single laboratory facility to process our molecular diagnostic tests and a second single laboratory facility to process and produce our regenerative medicine products and HCT/Ps.

Initially, we will rely on a single CLIA-approved laboratory facility in Salt Lake City, Utah that we own to process our molecular diagnostic tests. We rely on a second laboratory facility in Salt

Lake City, Utah that we own to process our regenerative medicine products and HCT/Ps. These facilities and certain pieces of laboratory equipment would be difficult to replace and may require significant replacement lead-time. These facilities could be affected by natural disasters such as earthquakes, floods and fires. In the event either of these facilities or the equipment located in the facilities are affected by man-made or natural disasters, we would be unable to continue our genetic and/or molecular diagnostic business and meet customer demands for a significant period of time. Any interruption in our molecular diagnostic and/or regenerative medicine business would result in a loss of goodwill, including damage to its reputation. If our regenerative medicine and/or planned molecular diagnostic business were interrupted, it would seriously harm our business.

Our success is dependent on its key personnel.

Our success depends upon the skills, experience and efforts of senior management.  ~~We~~ we have employment agreements with all members of senior management listed in management section. Should the services of any of these people become unavailable to us for any reason, our business would likely be adversely affected and may not continue at all. Competition for such personnel is intense in the genetics industry, and there can be no assurance that we will be successful in attracting and retaining such personnel. Our success will depend on its continued ability to attract and retain highly skilled and qualified personnel.

We may never achieve the goals of our genetics business.

We have not generated operating revenues from the sale of genetics products. There can be no assurance that we will develop any commercially viable genetic testing or treatment techniques. Our success will depend in part on our ability to deal with the problems, expenses, and delays frequently associated with establishing a new business venture. Future losses relating to our genetics business are planned prior to genetic operations potentially becoming profitable. Given the uncertainties surrounding the commercialization of genetic discoveries, we are unable to predict when we will achieve profitability, if ever. Announcements by our present or potential competitors, technological innovations, new commercial products or services, regulatory developments, other developments, disputes concerning patent or proprietary rights, public concern regarding the safety, efficacy or other implications of the products or services that are expected to be developed by us or any future collaborators and other events or factors may have a significant impact on our business, financial condition and results of operations. As a result, there is no assurance that our operations will ever become profitable.

There can be no assurance of market acceptance for our genetic tests.

The commercial success of genetic predisposition and other genetic tests and treatments, which we may develop, will depend upon their acceptance as medically useful and cost-effective by physicians and other members of the medical community, patients and third-party payers. Broad market acceptance can be achieved only with substantial education about the benefits and limitations of such tests, as well as resolution of concerns about their appropriate and ethical use. For example, there continues to be widespread concern that people with genetic predispositions to diseases may suffer discrimination from employers, as well as providers of health and life insurance. There are also certain groups who oppose the use of genetic tests for inherited diseases for which no cures currently exist. We or our collaborative partners, if any, may be required to expend substantial financial resources to responsibly promote the benefits of any genetic tests and treatments it develops. There can be no assurance that any genetic tests and treatments we develop will gain market acceptance on a timely basis, if at all. Failure to achieve market acceptance will have a material adverse effect on our business, financial condition and results of operations.

Our License Agreement is Subject to Certain Minimum Sales Requirements

We have an exclusive license to promote, market, offer for sale and sell the ARTguide™ test and other endometriosis tests in the United States. The territory can be expanded. To maintain the license, we must have minimum sales of $12.5 million in the twelve-month period beginning nine months after commercial launch. In the next year minimum sales must be $30 million and in the third year and thereafter minimum sales must be $60 million. Failure to meeting the minimum sales can result in the termination of our license agreement. There can be no assurance that we will meet the minimum sales requirements. The termination of the license agreement will bar our continued use and sale of the ARTguide™ test.

Our Ownership of Juneau is not Fully Paid

We currently own ~~51~~ 49 percent of Juneau. We have fully paid for 23 percent of our ownership in Juneau and owe an additional $14~~.1~~ ,100,000 for the remainder of our interest. We are paying this amount in monthly installments for a period ending in December 2020. Failure to pay the monthly installments may result in our losses of the Juneau equity that has not been paid for. There can be no assurance that we will be able to pay for the entire outstanding balance.~~In that case, we would no longer be the majority and controlling equity owner of Juneau.~~

We may not be successful in developing genetic tests or in correctly interpreting the results of our genetic tests.

Whether the Company will be successful in offering genetic testing depends in large part upon the Company’s ability to develop genetic tests for genes discovered by the Company. We are seeking to develop genetic tests that can identify the existence of a particular gene mutations that predispose a person to a particular disease. These gene mutations cannot be discovered until the relevant genes have been discovered and fully sequenced. Genes can be complex and may have numerous mutations. Moreover, a defective gene may malfunction in many different ways, and the many mutated versions of the gene may make a genetic test difficult to perform and interpret. Until a mutation has been characterized, researchers cannot say for sure what risk it poses for an individual. Further, even when a genetic test identifies the existence of a mutation in a particular individual, the interpretation of the genetic test results is limited to the identification of a statistical probability that the tested individual will develop the disease for which the test has been completed. There can be no assurance that we will be successful in developing genetic tests based on our gene discoveries or other such tests will be able to be marketed at acceptable prices or will receive commercial acceptance in the market.

We may not be successful in obtaining adequate reimbursement for our genetic services and products.

Our ability to successfully commercialize any genetic test or treatments we develop, and the ability of any future collaborative partners, if any, to successfully commercialize such products, depends in part on obtaining adequate reimbursement for such services and products and related treatments from government and private health care insurers (including health maintenance organizations) and other third-party payers. Physicians' decisions to recommend genetic tests and treatments, as well as patients' elections to pursue testing and treatments, are likely to be heavily influenced by the scope and extent of coverage for such tests by third-party payers. Government and private third-party payers are increasingly attempting to contain health care costs by limiting both the extent of coverage and the reimbursement rate for new diagnostic and therapeutic products and services. In particular, services which are determined to be investigational in nature or which are not considered "reasonable and necessary" for diagnosis or treatment may be denied reimbursement coverage. If adequate reimbursement coverage is not available from third-party payers, there can be no assurance that individuals will elect to pay directly for the genetic testing and treatments and market acceptance of the genetic testing and treatments will likely be adversely impacted, which would have a material adverse effect on the Company’s business, financial condition and results of operations.

In addition, Medicare often permits coverage decisions to be made by its carriers and intermediaries, leading to different coverage decisions in various parts of the United States. Disapproval of, or limitations in, coverage by the United States Health Care Financing Administration ("HCFA") or other third-party payers, as well as inadequate payment levels, could have a material adverse effect on the Company’s future revenues. A key component in the reimbursement decision by HCFA and most private insurers is the development of Current Procedural Terminology ("CPT") codes, which are used in the submission of claims to insurers for reimbursement for medical services. CPT codes are developed, maintained and revised by a committee of medical specialists which is administered by the American Medical Association ("AMA"). Currently, reimbursement for genetic testing and treatments is made on the basis of CPT codes that may not accurately reflect the complexity or sophistication of specific genetic tests. There can be no assurance that specific CPT codes will be implemented for any genetic testing or treatments developed by the Company. Failure to secure recognition of such CPT codes would have a material adverse effect on the Company’s business, financial condition and results of operations.

There can be no assurance that we will be able to maintain or develop appropriate collaborative arrangements that will be necessary for us to develop and commercialize our genetics products and services.

Our current strategy is to rely, in part, on collaborative arrangements to develop and commercialize products based on gene discoveries. There can be no assurance that we will be able to negotiate acceptable collaborative arrangements, or that any collaborative arrangement will be successful. In addition, there can be no assurance that our collaborative partners will not pursue alternative technologies or develop alternative products either on their own or in collaboration with others, including with our competitors, as a means of developing diagnostic products or treatments for the diseases targeted by the collaborative programs. Milestone payments are frequently built into collaborative arrangements relating to gene discoveries. It is anticipated that our receipt of a substantial portion of the potential milestone payments under future collaborative agreements, if any, is dependent upon the efforts of our strategic collaborators. Failure of any collaborative arrangement could have a material adverse effect on our business, financial condition or results of operations. Additionally, there can be no assurance that disputes over rights or technology or other proprietary interests will not arise. Such disputes or disagreements between with future collaborative partners could lead to delays in collaborative research projects, or could result in litigation or arbitration, any of which could have a material adverse effect on our business, financial condition or results of operations.

We may not be successful in protecting our intellectual property.

Our success will depend, in part, on our ability to obtain patent protection, both in the United States and in other countries. Patents may be issued for various aspects of our product, including genes, gene markers associated with disease, methods of diagnosing a women's predisposition to endometriosis, and methods for treating endometriosis which we believe are patentable. Also important to our success is its ability to preserve its trade secrets and to operate without infringing the proprietary rights of third parties. The patent position of biotechnology firms generally involves complex legal and factual questions. Isolated gene sequences have been considered patentable subject matter since the 1980s and the U.S. Patent and Trademark Office (“USPTO”) has regularly issued patents covering isolated gene sequences. In addition, the USPTO has granted patents on gene markers associated with disease, as well as methods of diagnosing patients for a predisposition to disease. Some argue, however, that genes and diagnostics should not be eligible for patent protection for a number of public policy reasons. Recently, the Supreme Court of the United States ruled that “naturally occurring” genes are not patentable subject matter. As a result, the legal landscape is not settled and several important cases are under review at both the Federal Circuit and the U.S. Supreme Court. If one or more of these decisions rule against gene based diagnostic patents, it may significantly limit or eliminate our ability to obtain patent protection in the United States. Further, there can be no assurance that we will develop patentable applications or that patents will issue or that the claims of any issued patents will afford meaningful protection for any technology or products that we develop. In addition, there can be no assurance that any patents issued to us or our licensors will not be challenged, and subsequently narrowed, invalidated or circumvented.

We depend on a limited number of third parties for some of our supplies of equipment and reagents. If these supplies become unavailable, then we may not be able to successfully conduct research or operate our genetics business at all or on a timely basis.

We (and are partners) currently rely on a small number of suppliers to provide its gene sequencing machines, robots, and specialty reagents required in connection with its research. Management believes that currently there are limited alternative suppliers of gene sequencing machines, robots, and reagents. The gene sequencing machines, robots, or the reagents may not remain available in commercial quantities at acceptable costs. If we are unable to obtain when needed additional gene sequencing machines, robots, or an adequate supply of reagents or other ingredients at commercially reasonable rates, our ability to continue to identify genes and perform molecular diagnostic testing would be adversely affected.

Risks Related to FDA Approval

As noted, our initial commercial genetics product will be an LDT, conducted in a CLIA-certified laboratory, for indications of endometriosis, which will be marketed to Assisted Reproductive Therapy centers and, subsequently, to the broader OB/GYN physician marketplace. We believe that this product does not require FDA approval.  We currently contemplate the eventual launch of a test “kit”, to be marketed as a companion diagnostic for on-label therapeutic indication. We believe that such a kit would be subject to the FDA approval protocol, including clinical trials.  The FDA Approval process can be an extended, complex, and expensive process.  No assurances can be given that, in the event the Company does elect to pursue a kit, FDA approval will be granted.

Risks Relating to our regenerative medicine products and HCT/Ps

Our regenerative medicine products and HCT/Ps are dependent on the availability of tissue from human donors, and any disruption in supply could adversely affect our business.

The success of our regenerative medicine products and HCT/Ps depends upon, among other factors, the availability of tissue from human donors. Any failure to obtain tissue from our sources will interfere with our ability to effectively meet demand for our products incorporating human tissue. The processing of human tissue into our products is very labor-intensive and it is therefore difficult to maintain a steady supply stream. The availability of donated tissue could also be adversely impacted by regulatory changes, public opinion of the donor process as well as our own reputation in the industry. The challenges we may face in obtaining adequate supplies of human tissue involve several risks, including limited control over availability, quality and delivery schedules. In addition, any interruption in the supply of any human tissue component could materially harm our ability to manufacture our products until a new source of supply, if any, could be found. We may be unable to find a sufficient alternative supply channel in a reasonable time period or on commercially reasonable terms, if at all, which would have a material adverse effect on our business, results of operations and financial condition.

The regenerative medicine products and HCT/Ps we manufacture and process are derived from human tissue and, therefore, have the potential for disease transmission.

The utilization of human tissue creates the potential for transmission of communicable disease, including, but not limited to, human immunodeficiency virus (“HIV”), viral hepatitis, syphilis and other viral, fungal or bacterial pathogens.  We are required to comply with federal and state regulations intended to prevent communicable disease transmission. Although we maintain strict quality controls over the procurement and processing of our tissue, there is no assurance that these quality controls will be adequate.  In addition, negative publicity concerning disease transmission from other companies' improperly processed donated tissue could have a negative impact on the demand for our products.

Disruption of our processing could adversely affect our business, financial condition and results of operations.

Our results of operations are dependent upon the continued operation of our processing facilities.  Risks that could impact our ability to use these facilities include the occurrence of natural and other disasters, and the need to comply with the requirements of directives from Government agencies, including the FDA.  We do not have a secondary processing facility. The unavailability of our manufacturing and processing facilities could have a material adverse effect on our business, financial condition, and results of operations during the period of such unavailability.

We may implement a product recall or voluntary market withdrawal, which could significantly increase our costs, damage our reputation and disrupt our business.

The manufacturing, marketing and processing of our regenerative medicine products and HCT/Ps involves an inherent risk that our tissue products or processes do not meet applicable quality standards and requirements.  In that event, we may voluntarily implement a recall or market withdrawal or may be required to do so by a regulatory authority.  A recall or market withdrawal of one of our products would be costly and would divert management resources.  A recall or withdrawal of one of our products, or a similar product processed by another entity, also could impair sales of our products as a result of confusion concerning the scope of the recall or withdrawal, or as a result of the damage to our reputation for quality and safety.

Any changes in the governmental regulatory classifications of our product candidates could prevent, limit or delay our ability to market or develop our product candidates.

The FDA establishes regulatory requirements based on the classification of a product. An HCT/P is a product containing or consisting of human cells or tissue intended for transplantation into a human patient. 361 HCT/Ps are not subject to any premarket clearance or approval requirements and are subject to less extensive post-market regulatory requirements. Because our product development programs are designed to satisfy the standards applicable to 361 HCT/Ps, any change in the regulatory classification or designation of our products would affect our ability to obtain FDA approval or clearance for and marketing of our product candidates.

If a product candidate is deemed not to be a 361 HCT/P, FDA regulations will require premarket clearance or approval requirements that will involve significant time and cost investments by us. Further, there can be no assurance that the FDA will not, at some future point, change its position on current or future products’ 361 HCT/P status, and any regulatory reclassification could have adverse consequences for us and make it substantially more difficult or expensive for us to conduct our business by requiring extensive clinical trials, premarket clearance or approval and compliance with additional post-market regulatory requirements with respect to those product candidates. Moreover, increased regulatory scrutiny within the industry in which we operate could lead to increased regulation of HCT/Ps, including 361 HCT/Ps. We also cannot assure you that the FDA will not impose more stringent interpretations, restrictions, or requirements with respect to products that qualify as 361 HCT/Ps.

Risks Related to Our Common Stock

The price of our common stock has been, and will likely continue to be, volatile.

The market price of our common stock, like that of the securities of many other companies that are in, or are just emerging from, the development stage, has fluctuated over a wide range and it is likely that the price of our common stock will fluctuate in the future.  The market price of our common stock could be impacted by a variety of factors, including:

-	Fluctuations in stock market prices and trading volumes of similar companies or of the markets generally;

-	Our ability to successfully launch, market and earn significant revenue from our products;

-	Our ability to obtain additional financing to support our continuing operations;

-	Disclosure of the details and results of regulatory applications and proceedings;

-	Changes in Government regulations or our failure to comply with any such regulations;

-	Additions or departures of key personnel;

-	Our investments in research and development or other corporate resources;

-	Announcements of technological innovations or new commercial products by us or our competitors;

-	Developments in the patents or other proprietary rights owned or licensed by us or our competitors;
-	The timing of new product introductions;

-	Actual or anticipated fluctuations in our operating results, including any restatements of previously reported results;
-	Our ability to effectively and consistently manufacture our products and avoid costs associated with the recall of defective or potentially defective products;

-	Our ability and the ability of our distribution partners to market and sell our products;

-	Changes in reimbursement for our products or the price for our products to our customers;

-	Removal of our products from the Federal Supply Schedule, or changes in how Government accounts purchase products such as ours or in the price for our products to Government accounts;

-	Material amounts of short-selling of our common stock; and

-	The other risks detailed in this Registration Statement.

Further, due to the relatively fixed nature of most of our costs, which primarily include personnel costs as well as facilities costs, any unanticipated shortfall in revenue in any fiscal quarter would have an adverse effect on our results of operations in that quarter.  These fluctuations could cause the trading price of our stock to be negatively affected. Our quarterly operating results have varied substantially in the past and may vary substantially in the future.  In addition, the stock market and certain of the indices on which we are included has been very volatile in the recent past.  This volatility is often not related to the operating performance of companies listed thereon and will probably continue in the foreseeable future.

Securities analysts may elect not to report on our common stock or may issue negative reports that adversely affect the stock price.

At this time, no analysts provide research coverage of our common stock.  There is no assurance that any analysts will ever report on our common stock or that any analysts will initiate reporting on our common stock.  Rules mandated by the Sarbanes-Oxley Act and a global settlement reached in 2003 among the SEC, other regulatory agencies, and a number of investment banks led to a number of fundamental changes in how analysts are reviewed and compensated.  In particular, many investment banking firms are required to contract with independent financial analysts for their stock research.  If securities analysts discontinue covering our common stock, the lack of research coverage may adversely affect its actual and potential market price.  The trading market for our common stock may be affected in part by the research and reports that industry or financial analysts publish about our business.  If one or more analysts elect to cover us and then downgrade the stock, the stock price would likely decline rapidly.  If one or more of these analysts cease coverage of us, we could lose visibility in the market, which in turn could cause our stock price to decline.  This could have a negative effect on the market price of our shares.

Our charges to earnings resulting from acquisition, restructuring and integration costs may materially adversely affect the market value of our common stock.

We account for the completion of our acquisitions using the purchase method of accounting. We allocate the total estimated purchase prices to net tangible assets, amortizable intangible assets and indefinite-lived intangible assets, and based on their fair values as of the date of completion of the acquisitions, record the excess of the purchase price over those fair values as goodwill. Our financial results, including earnings per share, could be adversely affected by a number of financial adjustments required in purchase accounting including the following:

-	We will incur additional amortization expense over the estimated useful lives of certain of the intangible assets acquired in connection with acquisitions during such estimated useful lives.	~~We will incur additional depreciation expense as a result of recording purchased tangible assets.~~

-	We will incur additional depreciation expense as a result of recording purchased tangible assets.

-	To the extent the value of goodwill or intangible assets becomes impaired, we may be required to incur material charges relating to the impairment of those assets.	~~To the extent the value of goodwill or intangible assets becomes impaired, we may be required to incur material charges relating to the impairment of those assets.~~

-	Cost of sales may increase temporarily following an acquisition as a result of acquired inventory being recorded at its fair market value.

-	Earnings may be affected by changes in estimates of future contingent consideration to be paid when an earn-out is part of the consideration.

-	Earnings may be affected by transaction and implementation costs, which are expensed immediately.

We do not intend to pay cash dividends.

We have never declared or paid cash dividends on our capital stock. We currently expect to use available funds and any future earnings in the development, operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future.  In addition, the terms of our existing credit facility restrict us from paying dividends.  As a result, capital appreciation, if any, of our common stock will be an investor's only source of potential gain from our common stock for the foreseeable future.

Substantial future sales of our common stock by us or by our existing stockholders could cause our stock price to fall.

Additional equity financings or other share issuances by us, including shares issued in connection with strategic alliances and corporate partnering transactions, could adversely affect the market price of our common stock. Sales by existing stockholders of a large number of shares of our common stock in the public market or the perception that additional sales could occur could cause the market price of our common stock to drop.

We have experienced volatility in the price of our stock and are subject to volatility in the future.

The price of our common stock has experienced significant volatility. The high and low bid quotations for our common stock, as reported by the OTC Markets, ranged between a high of $~~3.87~~ 2.995 and a low of $.~~60~~ 82 during the past 12 months. The historic market price of our common stock may be higher or lower than the price paid for our shares and may not be indicative of future market prices, depending on many factors, some of which are beyond our control. As a result, investors may be unwilling to purchase our common stock and our market price may be affected. The price of our stock may change dramatically in response to our success or failure and based upon our relationship and the decisions of our Chief Executive Officer.

~~We may not be able to obtain or maintain a listing on NASDAQ.~~

In the event that we become listed on the NASDAQ there is no assurance that we will be able to maintain that listing.

Our common stock currently trades on the Over-The-Counter markets under the symbol PRED. We ~~will~~ plan to seek a listing on NASDAQ. We currently do not qualify for a listing on NASDAQ and there can be no assurance that we will qualify for a NASDAQ listing in the future. In addition, if a NASDAQ listing is obtained then we will be subject to continued listing requirements to maintain the listing and to avoid delisting. Our results of operations and our current and fluctuating stock price directly impact our ability to satisfy these listing standards.

The Over-The-Counter market is generally considered to be a less efficient system than listing on markets such as NASDAQ or other national exchanges because of lower trading volumes, transaction delays and reduced security analyst and news media coverage. These factors could contribute to lower prices and larger spreads in the bid and ask prices for our common stock. Additionally, trading of our common stock on the OTCBB may make us less desirable to institutional investors and may, therefore, limit our future equity funding options and could negatively affect the liquidity of our stock.

ITEM 2.  FINANCIAL INFORMATION .

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward Looking Statements

From time to time, we or our representatives have made or may make forward-looking statements, orally or in writing. Such forward-looking statements may be included in, but not limited to, press releases, oral statements made with the approval of an authorized executive officer or in various filings made by us with the Securities and Exchange Commission. Words or phrases "will likely result", "are expected to", "will continue", "is anticipated", "estimate", "project or projected", or similar expressions are intended to identify "forward-looking statements". Such statements are qualified in their entirety by reference to and are accompanied by the above discussion of certain important factors that could cause actual results to differ materially from such forward-looking statements.

Management is currently unaware of any trends or conditions other than those mentioned in this management's discussion and analysis that could have a material adverse effect on the company's current financial position, future results of operations, or liquidity, because its current operations are limited. However, investors should also be aware of factors that could have a negative impact on the company's prospects and the consistency of progress in the areas of revenue generation, liquidity, and generation of capital resources, once it begins to implement its business plan. These may include: (i) variations in revenue, (ii) possible inability to attract investors for its equity securities or otherwise raise adequate funds from any source should the company seek to do so, (iii) increased governmental regulation or significant changes in that regulation, (iv) increased competition, (v) unfavorable outcomes to litigation involving the Company or to which the Company may become a party in the future, and (vi) a very competitive and rapidly changing operating environment.

The risks identified here are not all inclusive. New risk factors emerge from time to time and it is not possible for management to predict all of such risk factors, nor can it assess the impact of all such risk factors on the company's business or the extent to which any factor or combination of factors may cause actual results to differ materially from those contained in any forward-looking statements. Accordingly, forward-looking statements should not be relied upon as a prediction of actual results.

The financial information set forth in the following discussion should be read with our financial statements included elsewhere herein.

Overview

We develop and commercialize discoveries and technologies involved in novel molecular diagnostic, regenerative medicine products and HCT/Ps. We use this information as the cornerstone in the development of new diagnostics that assess a person’s risk of disease and pharmaceutical therapeutics and HCT/Ps designed to effectively prevent and treat the disease.

In accordance with ASC 280-10-50, Segment Reporting, operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision-maker in making decisions regarding resource allocation and assessing performance.  We operate in two reportable segments: HCT/Ps and diagnostics and therapeutics. Our HCT/Ps are processed in our FDA registered lab. Our minimally manipulated tissue products are prepared utilizing proprietary extraction methods that reduce the loss of important scaffolding, growth factor and general cytokines and are intended for homologous use. Our diagnostics and therapeutics uses data analytics for disease identification and subsequent therapeutic intervention through unique novel gene-based diagnostics, biotechnology treatments and companion therapeutics.

	3 months ended	6 months ended	Year ended
	December 31,	December 31,	 ~~Years ended~~  June 30,
	2018	2018	2018 ~~2017~~
Segment revenues
Regenerative medicine products and HCT/Ps	$ 10,687,037	$ 18,750,838	$ 16,624,336  ~~$ 2,585,362~~
Diagnostics and therapeutics	-	-	-  ~~-~~
Total consolidated revenues	$ 10,687,037	$ 18,750,838	$ 16,624,336  ~~$ 2,585,362~~

Segment operating income (loss)
Regenerative medicine products and HCT/Ps	$ 2,059,400	$ 2,732,404	$ (5,821,549)  ~~$ (3,220,478)~~
Diagnostics and therapeutics	(4,135,032)	(6,870,988)	(6,503,628)  ~~(1,568,070)~~
Total consolidated operating income (loss)	$ (2,075,632)	$ (4,138,584)	$ (12,325,177)  ~~$ (4,788,548)~~

Reconciliation of segment operating income
to income before income taxes
Segment operating income	$ (2,075,632)	$ (4,138,584)	$ (12,325,177)  ~~$ (4,788,548)~~
Equity method gain/(loss)	(600,116)	(914,898)	(899,950)  ~~(128,594)~~

Impairment charges	-	-	-  ~~(1,603,394)~~
Interest income / (expense)	489	912	199,953  ~~315,742~~
~~Income~~ Segment income before income taxes	$ (2,675,259)	$ (5,052,570)	$ (13,025,174)  ~~$ (6,204,794)~~

	~~3 months ended~~	~~Year ended~~
	 ~~September 31,~~	 ~~June 30,~~
	~~2018~~	~~2018~~
~~Segment revenues~~
~~Regenerative medicine products and HCT/Ps~~	 ~~$ 8,063,800~~	 ~~$ 16,624,336~~
~~Diagnostics and therapeutics~~	 ~~-~~	 ~~-~~
~~Total consolidated revenues~~	 ~~$ 8,063,800~~	 ~~$ 16,624,336~~

~~Segment operating income (loss)~~
~~Regenerative medicine products and HCT/Ps~~	 ~~$ 673,003~~	 ~~$ (5,821,549)~~
~~Diagnostics and therapeutics~~	 ~~(2,739,916)~~	 ~~(6,503,628)~~
~~Total consolidated operating income (loss)~~	 ~~$ (2,066,913)~~	 ~~$ (12,325,177)~~

~~Reconciliation of segment operating income~~
~~to income before income taxes~~
~~Segment operating income~~	 ~~$ (2,066,913)~~	 ~~$ (12,325,177)~~
~~Equity method gain/(loss)~~	 ~~(314,782)~~	 ~~(899,950)~~
~~Impairment charges~~	 ~~-~~	 ~~-~~
~~Interest income / (expense)~~	 ~~424~~	 ~~199,953~~
~~Segment income before income taxes~~	 ~~$ (2,381,271)~~	 ~~$ (13,025,174)~~

	3 months ended December 31,	6 months ended December 31,		Year Ended June 30,
	2018	2018		2018

				 ~~Years ended June 30,~~
Capital assets, net		~~2018~~		~~2017~~
HCT/Ps	$ 1,417,153		$ 1,417,153	$ 438,277  ~~$ 73,143~~
Diagnostics and therapeutics	1,053,451		1,053,451	335,592  ~~445,791~~
Total capital assets, net	$ 2,470,604		$ 2,470,604	 ~~$ 773,870 $ 518,934~~ $ 773,869

Depreciation expense
HCT/Ps	$ 66,970	$ 103,992	$ 82,306  ~~$ 2,895~~
Diagnostics and therapeutics	58,910	105,021	68,339  ~~1,677~~
Total depreciation expense	$ 125,880	$ 209,013	$ 150,645  ~~$ 4,572~~

Intangible and equity method investment assets, net
HCT/Ps	$ 6,939,097	$ 6,939,097	$ 8,096,311  ~~$ 10,914,097~~
Diagnostics and therapeutics	103,010,447	103,010,447	74,288,652  ~~26,968,113~~
Total intangible and equity method investment assets, net	$ 109,949,544	$ 109,949,544	$ 82,384,963  ~~$ 37,882,210~~

Amortization expense
HCT/Ps	$ 704,446	$ 1,408,892	$ 2,817,786  ~~$ 2,817,786~~
Diagnostics and therapeutics	1,162,208	2,041,599	1,605,103  ~~871,221~~
Total amortization expense	$ 1,866,654	$ 3,450,491	$ 4,422,889  ~~$ 3,689,007~~

Warrants and options expense (non-cash)
HCT/Ps	$ 319,689	$ 375,438	$ 8,216,888  ~~$ 1,116,586~~

Diagnostics and therapeutics	336,442	932,880	2,310,539  ~~105,338~~
Total warrants and options expense (non-cash)	$ 656,131	$ 1,308,318	$ 10,527,427  ~~$ 1,221,924~~

	~~3 months ended~~	~~Year ended~~
	 ~~September 31,~~	 ~~June 30,~~
~~Capital assets, net~~	~~2018~~	~~2018~~
~~Regenerative medicine products and HCT/Ps~~	 ~~$ 892,584~~	 ~~$ 438,277~~
~~Diagnostics and therapeutics~~	 ~~1,025,650~~	 ~~335,592~~
~~Total capital assets, net~~	 ~~$ 1,918,234~~	 ~~$ 773,869~~

~~Depreciation expense~~
~~Regenerative medicine products and HCT/Ps~~	 ~~$ 37,021~~	 ~~$ 82,306~~
~~Diagnostics and therapeutics~~	 ~~45,120~~	 ~~68,339~~
~~Total depreciation expense~~	 ~~$ 82,141~~	 ~~$ 150,645~~

~~Intangible and equity method investment assets, net~~
~~Regenerative medicine products and HCT/Ps~~	 ~~$ 7,643,543~~	 ~~$ 8,096,311~~
~~Diagnostics and therapeutics~~	 ~~101,078,430~~	 ~~74,288,652~~
~~Total intangible and equity method investment assets, net~~	 ~~$ 108,721,973~~	 ~~$82,384,963~~

~~Amortization expense~~
~~Regenerative medicine products and HCT/Ps~~	 ~~$ 704,445~~	 ~~$ 2,817,786~~
~~Diagnostics and therapeutics~~	 ~~884,851~~	 ~~1,605,103~~
~~Total amortization expense~~	 ~~$ 1,589,296~~	 ~~$ 4,422,889~~

~~Warrants and options expense (non-cash)~~
~~Regenerative medicine products and HCT/Ps~~	 ~~$ 55,749~~	 ~~$ 8,216,888~~
~~Diagnostics and therapeutics~~	 ~~599,199~~	 ~~2,310,539~~
~~Total warrants and options expense (non-cash)~~	 ~~$ 654,948~~	 ~~$ 10,527,427~~

Critical Accounting Policies and Estimates

 Our discussion and analysis of our results of operations and financial position are based upon our consolidated financial statements, which have been prepared in conformity with U.S. generally accepted accounting principles. We review the accounting policies used in reporting our financial results on a regular basis. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. We evaluate our assumptions and estimates on an ongoing basis and may employ outside experts to assist in our evaluations. We believe that the estimates we use are reasonable; however, actual results could differ from those estimates. We believe the following critical accounting policies identify our most critical accounting policies, which are the policies that are both important to the representation of our financial condition and results and require our most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

Going Concern

The financial statements were prepared on a going concern basis. The going concern basis assumes that we will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

Predictive Biotech, Inc., a wholly owned subsidiary, began operations during the fiscal year ended June 30, 2017. Since inception of operations, revenues have exceeded cash expenses and such excess contributes to the overall operations of PTG.

In addition, we have raised sufficient capital through stock subscriptions to fund our obligations under our licenses and other agreements for the development of molecular diagnostics products under an exclusive license. It is anticipated that the initial sale of such products will take place in the ~~2019 fiscal year~~first half of calendar year 2019 and accelerating through the second half of calendar 2019.

Accounts Receivable

Accounts receivable are recorded at the invoiced amount.  At the present time most sales are through credit cards, however from time to time, credit is granted to customers on a short-term basis without requiring collateral, and as such, these accounts receivable, do not bear interest, although a finance charge may be applied to such receivables that are past due.  The Company has in place credit policies and procedures and approval process for sales returns and credit memos.

Inventories

Inventories consist primarily of HCT/Ps we produce. We value inventory at the lower of cost or net realizable value. We determine the cost of inventory using the standard-cost method, which approximates actual cost based on a first-in, first-out method. All other costs, including administrative costs are expensed as incurred.

We analyze our inventory levels annually and write down inventory that has a cost basis in excess of its expected net realizable value, or that is considered in excess of normal operating levels, as determined by management.  The related costs are recognized as cost of goods sold in the Consolidated Statements of Operations.

Stock Subscriptions Receivable

Stock subscriptions are recorded as contra-equity on the day the subscription agreement is signed and accepted. All stock subscribed as of the date of the financial statements has been collected. The stock is not issued until subscriptions are collected.

Prepaid Expenses

Amounts paid in advance for expenses are accounted for as prepaid expenses and classified as current assets if such amounts are to be recognized as expense with the current period.

Property, Plant and Equipment

Lab equipment, furniture and computer equipment are stated at cost less accumulated depreciation. Depreciation and amortization are computed using the straight-line method based on the lesser of estimated useful lives of the related assets or lease terms. Lab equipment items have depreciable lives of five years, furniture items have depreciable lives of 5 to 7 years, and computer equipment items have depreciable lives of 3 years. Repairs and maintenance costs are charged to expense as incurred.

Intangible Assets and Other Long-Lived Assets

Intangible and other long-lived assets are comprised of acquired patents, licenses, trade secrets and other intellectual property.  Acquired intangible assets are recorded at fair value and amortized over the shorter of the contractual life or the estimated useful life.

Impairment of Long-Lived Assets

Long-lived assets, such as property, equipment, and definite-lived intangibles subject to depreciation and amortization, as well as acquisition costs of subsidiaries, are reviewed for impairment annually, as of April 1, or whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable.  Such events and circumstances may include sweeping regulatory changes, shifts in market demand that would negatively impact revenue, restrictions to capital markets, overall industry deterioration, dramatic increase in the number of competitors, rapidly increasing costs related to production inputs, significant changes in Company management or Company strategy, and/or significant litigation.  The Company first will assess qualitative factors above to determine whether it is necessary to perform the two-step impairment test to identify any impairment loss.

Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset or asset group to estimated future undiscounted net cash flows, or fair value, of the related asset or group of assets over their remaining lives.  The Company used a qualified, independent, and certified third-party valuation expert to determine the estimates of future cash flows that determine fair value. The Company then compared fair value to carrying value.  Other than what is recorded in the year ending June 30, 2017 financial statements seen above, there are no additional asset groups in which the fair value is less than or close to carrying value.

Long-lived assets, such as property, equipment, and definite-lived intangibles subject to depreciation and amortization, as well as acquisition costs of subsidiaries, are reviewed for impairment annually , typically at the end of the fiscal year, or whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable.  Such events and circumstances may include sweeping regulatory changes, shifts in market demand that would negatively impact revenue, restrictions to capital markets, overall industry deterioration, dramatic increase in the number of competitors, rapidly increasing costs related to production inputs, significant changes in Company management or Company strategy, and/or significant litigation.  The Company first will assess the qualitative factors above to determine whether it is necessary to perform the two-step impairment test to identify any impairment loss.

Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset or asset group to estimated future undiscounted net cash flows , or fair value, of the related asset or group of assets over their remaining lives.  The Company used a qualified, independent, and certified third-party valuation expert to determine the estimates of future cash flows in order to determine fair value. The Company then compared fair value to carrying value.  Other than what is recorded in the financial statements seen above, there are no additional asset groups in which the fair value is less than or close to carrying value.

Revenue Recognition

In May 2014, the Financial Accounting Standards Board (FASB) issued the converged standard on revenue recognition with the objective of providing a single, comprehensive model for all contracts with customers to improve comparability in the financial statements of companies reporting using International Financial Reporting Standards and U.S. GAAP. The standard contains principles that an entity must apply to determine the measurement of revenue and timing of when it is recognized. The underlying principle is that an entity must recognize revenue to depict the transfer of goods or services to customers at an amount that the entity expects to be entitled to in exchange for those goods or services. An entity can apply the revenue standard retrospectively to each prior reporting period presented (full retrospective method) or retrospectively with the cumulative effect of initially applying the standard recognized at the date of initial application in retained earnings (modified retrospective method).

The standard was effective for the Company beginning July 1, 2018. The Company elected to adopt the standard using the modified retrospective approach. This approach was adopted because the Company believes the new Standard has very little impact on revenue recognition for the current products sold.

The Company generates revenue by selling Human Cell and Tissue Products (HC/TP’s) to clinics and doctors. Revenue from these sales are recorded at the invoiced amount net of any discounts or contractual allowances. The Company has determined that the shipment of the product indicates transfer of control for revenue recognition purposes.

We have evaluated each of the five steps in Topic 606, which are as follows:

1) Identify the contract with the customer;

2) Identify the performance obligations in the contract;

3) Determine the transaction price;

4) Allocate the transaction price to the performance obligations; and

5) Recognize revenue when (or as) performance obligations are satisfied.

Our conclusion is that we have identified similar performance obligations under ASC Topic 606 as compared with deliverables and separate units of account previously identified under the old standard. As a result, the timing of our revenue appears to remain the same in comparison to the prior revenue recognition guidance.

We sell our products through a direct sales force and through distribution in the U.S.  Revenues from these customers are recognized when all the five steps identified above have occurred.  These criteria are generally satisfied at the time of shipment when risk of loss and title passes to the customer.  We reserve for sales returns, including returns related to defective products, as a reduction in net sales, based on our historical experience.  These reserves are recorded as a reduction in net sales and are not considered material to our consolidated statements of income for ~~3~~ 6 months ended ~~September 30~~December 31, 2018 and for the year ended June 30, 2018.

The Company also has significant experience with historical discount patterns and uses this experience to finalize transaction prices. In accordance with ASU 2016-12, the Company would elect to exclude from the measurement of transaction price, all taxes assessed by a governmental authority that are both imposed on and concurrent with a specific revenue-producing transaction and collected by the Company from a customer for e.g. sales tax, value added tax etc.  However, as our business is thus far not with the end consumer, the collection of taxes is unnecessary.

The Company has also elected to apply the practical expedient for not adjusting revenue recognized for the effects of the time value of money. This practical expedient has been elected because the Company collects cash directly from customers immediately adjacent to shipment.

There are also certain considerations related to internal control over financial reporting that are associated with implementing Topic 606. We are currently evaluating our control framework for revenue recognition and identifying any changes that may need to be made in response to the new guidance. Disclosure requirements under the new guidance in Topic 606 have been significantly expanded in comparison to the disclosure requirements under the current guidance.

Shipping and Handling

We bill our customers for shipping and handling charges, which are included in net sales for the applicable period, and the corresponding shipping and handling expense is reported in cost of sales.

Research and Product Development Costs

We expense research and product development costs as incurred.

Product Liability and Warranty Costs

We maintain product liability insurance and has not experienced any related claims from its products offerings. We also offer a warranty to customers providing that its products will be delivered free of any materials defects.  There have been no material costs incurred since inception based on estimated return rates.  We review the adequacy of its recorded accrual on a quarterly basis.

Income Taxes

Deferred tax assets and liabilities are recorded to reflect the future tax consequences attributable to the effects of differences between the carrying amounts of existing assets and liabilities for financial reporting and for income tax purposes. Deferred taxes are calculated by applying enacted statutory tax rates and tax laws to future years in which temporary differences are expected to reverse. The impact on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that the rate change is enacted.

Measurement of Fair Value

The fair value of a financial instrument is the amount that could be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Financial assets are marked to bid prices and financial liabilities are marked to offer prices. Fair value measurements do not include transaction costs. A fair value hierarchy is used to prioritize the quality and reliability of the information used to determine fair values.  Categorization within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The fair value hierarchy is defined in the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities.

Level 2: Observable market-based inputs or inputs that are corroborated by market data.

Level 3: Unobservable inputs that are not corroborated by market data.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of sales and expenses during the reporting periods.  Key estimates in the accompanying consolidated financial statements include, among others, revenue recognition, allowances for doubtful accounts and product returns, provisions for obsolete inventory, valuation of long-lived assets, and deferred income tax asset valuation allowances.  Actual results could differ materially from these estimates.

Impact of Recently Issued Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) (“ASU 2016-02”), which modified lease accounting for both lessees and lessors to increase transparency and comparability by recognizing lease assets and lease liabilities by lessees for those leases classified as operating leases under previous accounting standards and disclosing key information about leasing arrangements. ASU 2016-02 will be effective for the Company beginning July 1, 2019 and early adoption is permitted. We are currently evaluating the timing of its adoption and the impact of adopting the new lease standard on our consolidated financial statements.

In January 2017, the FASB issued ASU No. 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business , which provides guidance to entities to assist with evaluating when a set of transferred assets and activities is a business and provides a screen to determine when a set is not a business. Under the new guidance, when substantially all of the fair value of gross assets acquired (or disposed of) is concentrated in a single identifiable asset, or group of similar assets, the assets acquired would not represent a business. Also, to be considered a business, an acquisition would have to include an input and a substantive process that together significantly contribute to the ability to produce outputs. The new standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017, and should be applied on a prospective basis to any transactions occurring within the period of adoption. Early adoption is permitted for interim or annual periods in which the financial statements have not been issued. We do not presently anticipate that the adoption of ASU 2017-01 will have a material impact on our consolidated financial statements.

In October 2016, the FASB issued ASU No. 2016-16, Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other than Inventory , which requires the recognition of the income tax consequences of an intra-entity transfer of an asset, other than inventory, when the transfer occurs. ASU 2016-16 will be effective for us beginning on July 1, 2018. We are currently evaluating the impact of adopting ASU 2016-16 on our consolidated financial statements.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments , which addresses eight specific cash flow issues with the objective of reducing the existing diversity in practice in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. ASU 2016-15 will be effective for us beginning on July 1, 2018 with early adoption permitted. We do not presently anticipate that the adoption of ASU 2016-15 will have a material impact on our consolidated financial statements.

In January 2016, the FASB issued ASU No. 2016-01, Financial Instruments - Overall: Recognition and Measurement of Financial Assets and Financial Liabilities, which amends the guidance regarding the classification and measurement of financial instruments. Changes to the current guidance primarily affect the accounting for equity investments, financial liabilities under the fair value option, and the presentation and disclosure requirements for financial instruments. In addition, ASU 2016-01 clarifies guidance related to the valuation allowance assessment when recognizing deferred tax assets resulting from unrealized losses on available-for-sale debt securities. ASU 2016-01 will be effective for us beginning on July 1, 2018. Early adoption is not permitted except for the provision to record fair value changes for financial liabilities under the fair value option resulting from instrument-specific credit risk in other comprehensive income. Upon adoption of ASU 2016-01, an entity should apply the amendments by means of a cumulative-effect adjustment to the balance sheet at the beginning of the first reporting period in which the guidance is effective. We do not presently anticipate that the adoption of ASU 2016-01 will have a material impact on our financial statements.

In November 2015, the FASB issued ASU 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes , which will require all deferred tax assets and deferred tax liabilities to be presented as noncurrent within a classified balance sheet. ASU 2015-17 was effective for us as of July 1, 2017. ASU 2015-17 may be applied either prospectively to all deferred tax assets and liabilities or retrospectively to all periods presented. We have elected not to early adopt ASU 2015-17. We do not anticipate that the adoption of ASU 2015-17 will have a material impact on our financial statements.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606) , to update the financial reporting requirements for revenue recognition. Topic 606 outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. The guidance is based on the principle that an entity should recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to fulfill a contract. This guidance is effective for us beginning on July 1, 2018, and entities have the option of using either a full retrospective or a modified retrospective approach for the adoption of the new standard. We have evaluated the adoption of this standard on a retrospective basis and believe it will have no material impact to what has been reported.  Therefore, the Company will adopt this standard on a modified retrospective basis.

Business Combinations

Predictive Therapeutics, LLC

On April 15, 2015, the Company, then known as Global Enterprises Group, Inc. (“GLHO”), acquired 100% of Predictive Therapeutics, LLC.  After the acquisition, GLHO changed its name to Predictive Technology Group, Inc.   On October 31, 2015, the initial agreement was modified to make certain technical corrections and adjustments for contingencies which were not met at that date.  The Company issued a total of 131,058,458 shares of common stock in this transaction.  Under this merger agreement, there was a change in control which has been treated for accounting purposes as a reverse recapitalization.

LifeCode Genetics, Inc.,

On November 6, 2015, the Company announced the acquisition of LifeCode Genetics, Inc. (“LifeCode”) as its wholly owned subsidiary. LifeCode holds a strategic equity investment of 10.169% in Juneau Biosciences, LLC (“Juneau”).   In addition to the development of an assay and related services for the prognosis and monitoring of endometriosis in the infertility market which the Company has licensed, Juneau is developing technologies for the diagnosis of other women’s health issues.

The Company issued 6,561,870 common shares to acquire LifeCode and has recorded the acquisition as a Portfolio Investment with a valuation set at $16,404,675.

A share exchange agreement was entered into on September 22, 2015 that required the Company to issue to LifeCode former shareholders to meet the terms of the exchange agreement an additional 5,718,372 shares.  Using the OTC value (defined as the share price listed on the date of the transaction in the over-the-counter dealer markets and networks) for the additional shares issued results in an increase of value to $30,700,605, an increase of $14,295,930.  A valuation performed by an external outside valuation expert supports a September 22, 2015 value of $16,520,150 resulting in a day one impairment of $14,180,455.

The fair value of the purchase consideration issued to the sellers of LifeCode was allocated to the units of equity acquired.

Juneau reports to its members on a calendar year basis and LifeCode records its distributable share of such reported income using the equity method.

SEC Rule 4-08(g) of Regulation S-X requires a registrant to disclose, in the notes to its financial statements, summarized balance sheet and income statement information of all investees on an aggregate basis, if deemed significant.  See such summaries below.  The numbers presented in the schedules below related to Juneau are audited for the fiscal year ended June 30, 2017, and are unaudited for the year ended June 30, 2018.

Juneau Bioscience, LLC
Consolidated Balance Sheets

	December 31,
	2018	2017
Assets	Unaudited	Audited

Current assets
Cash	148,527	$ 40,077
Total current assets	148,527	40,077
Other long-term assets	27,159,139	152,824
Total assets	$ 27,307,666	$ 192,901

Liabilities and member's equity
Current liabilities
Accounts payable	$ 2,243	$ 23,786
Accrued liabilities	1,255,674	5,744,449
Total current liabilities	1,257,917	5,768,235
Long-term Liabilities	1,398,968	1,303,074
Member's equity
Additional paid-in capital	57,902,036	22,196,288
Accumulated deficit	(33,251,255)	(29,074,696)
Total member's equity	24,650,781	(6,878,408)

Total liabilities and member's equity	$ 27,307,666	$ 192,901

~~Juneau Biosciences, LLC~~
~~BALANCE SHEETS~~

	~~December 31,~~	~~December 31,~~
	~~2017~~	~~2016~~
~~Assets~~
~~Current Assets~~
~~Cash~~	 ~~$ 40,077~~	 ~~$ 69,718~~
~~Accounts receivable~~	 ~~-~~	 ~~-~~
~~Inventory~~	 ~~-~~	 ~~-~~
~~Total Current Assets~~	 ~~40,077~~	 ~~69,718~~

~~Fixed Assets~~
~~Machinery & equipment~~	 ~~742,642~~	 ~~742,642~~
~~Accumulated depreciation~~	 ~~(742,642)~~	 ~~(742,642)~~
~~Total Fixed Assets~~	 ~~-~~	 ~~-~~

~~Other Assets~~
~~Patents~~	 ~~168,476~~	 ~~163,426~~
~~Accumulated Amortization~~	 ~~(64,385)~~	 ~~(54,673)~~
~~Security Deposits~~	 ~~39,022~~	 ~~34,922~~
~~Total Other Assets~~	 ~~143,113~~	 ~~143,675~~

~~Total Assets~~	 ~~$ 183,190~~	 ~~$ 213,393~~

~~Liabilities~~
~~Current Liabilities~~
~~Accounts Payable~~	 ~~$ 13,321~~	 ~~$ 1,049,529~~
~~Credit Card Payable~~	 ~~-~~	 ~~18,308~~
~~Salary Payable~~	 ~~898,669~~	 ~~843,727~~
~~Accrued Payroll Liabilities~~	 ~~416~~	 ~~32,853~~
~~Accrued Interest~~	 ~~266,320~~	 ~~860,042~~
~~Notes Payable~~	 ~~1,051,968~~	 ~~3,325,072~~
~~Due to related parties~~	 ~~417,000~~	 ~~768,968~~
~~Total Current Liabilities~~	 ~~2,647,694~~	 ~~6,898,499~~
~~Total Liabilities~~	 ~~2,647,694~~	 ~~6,898,499~~

~~Members’ equity~~

~~34,117,912 and  28,138,878 units issued and outstanding at December 31, 2017and December 31, 2016, respectively Additional paid-in capital, investor capital of $26,367,947 and vested unit options of $1,998,980 on December 31, 2017, and~~

	 ~~-~~ 	 ~~-~~
~~investor capital $21,036,988, vested warrants at $4,200, and vested unit options of $1,303,074 on December 31, 2016~~	 ~~28,366,927~~	 ~~22,344,262~~
~~Retained Deficit~~	 ~~(30,831,431)~~	 ~~(29,029,368)~~
~~Total Members’ Deficit~~	 ~~(2,464,504)~~	 ~~(6,685,106)~~
~~Total Liabilities and Members' Deficit~~	 ~~$ 183,190~~	 ~~$ 213,393~~

~~Juneau Biosciences, LLC~~
~~STATEMENTS OF OPERATIONS~~

~~For the Years Ended~~
	~~December 31,~~	~~December 31,~~
	~~2017~~	~~2016~~
~~License Income (Related Party)~~	 ~~$ 1,005,830~~	 ~~$ 877,560~~
~~Research & Development (Related Party)~~	 ~~$ 1,350,000~~	 ~~$ -~~
~~Consulting (Related Party)~~	 ~~$ 88,237~~	 ~~$ -~~
	 ~~$ 2,444,067~~	 ~~$ 877,560~~
~~Operating Expenses~~
~~General and administrative expenses~~	 ~~1,855,485~~	 ~~596,011~~
~~General and administrative expenses (Related Party)~~	 ~~671,178~~	 ~~990,021~~
~~Stock-based Compensation~~	 ~~695,907~~	 ~~71,851~~
~~Travel and entertainment~~	 ~~9,064~~	 ~~4,654~~
~~Interest expense~~	 ~~1,004,791~~	 ~~463,558~~
~~Depreciation expense~~	 ~~-~~	 ~~3,377~~
~~Amortization expense~~	 ~~9,711~~	 ~~9,575~~
~~Total Operating Expenses~~	 ~~4,246,136~~	 ~~2,139,047~~
~~Loss from opertions~~	 ~~(1,802,069)~~	 ~~(1,261,487)~~
~~Other Income (Expenses)~~
~~Other Income~~	 ~~6~~
~~Total Other Expenses~~	 ~~6~~	 ~~-~~
~~Net Loss before Income Taxes~~	 ~~(1,802,063)~~	 ~~(1,261,487)~~
~~Income Tax Benefit~~	 ~~-~~	 ~~-~~
~~Net Loss~~	 ~~$ (1,802,063)~~	 ~~$ (1,261,487)~~
~~Net Loss per Common Unit~~	 ~~$ (0.06)~~	 ~~$ (0.05)~~

~~Weighted Average Number of Common Units Outstanding~~	 ~~29,341,866~~	 ~~27,782,968~~

Juneau Bioscience, LLC
Consolidated Statements of Operations

		Years ended December 31,
		2018	2017
		Unaudited	Audited
Revenue from operations (net)		$ 2,554,037	$ 2,443,677
Gross profit from operations	2,554,037	2,443,677

Operating expenses
General and administrative		4,973,927	2,489,421
Total operating expense		4,973,927	2,489,421
Loss from operations		(2,419,890)	(45,744)

Other income (expense)

Other income (expense)	66	396
Net income / (loss)	$ (2,419,824)	$ (45,348)

ReNovo Biotech, Inc.

On March 28, 2016, the Company announced the acquisition of ReNovo Biotech, Inc. as its wholly owned subsidiary.  The acquisition provides the Company access to ReNovo Biotech’s cellular, tissue, biomaterial and regenerative medicine products and product candidates. This subsidiary is operated under the name Predictive Biotech, Inc. The Company issued 9,500,000 common shares to effect the acquisition which is recorded at a cost of $14,087,000.

The purchase price was allocated to “trade secrets” including protocols to develop an amniotic allografts and umbilical cord allograft line of products in accordance with the provisions of ASC 805, Business Combinations .  Such trade secrets were determined to be recognizable apart from any form of goodwill and are “technology-based”.

Aggregate amortization expense for the ~~years ended June 30, 2018, and 2017 was approximately $2,817,786, and $2,817,786, respectively. Aggregate amortization expense for the 3 months ended September 30, 2018, and 2017 was approximately $704,446, and $850,116,~~ 6 months ended December 31, 2018 and December 31, 2017, was approximately and $1,408,893 and $1,700,233 respectively.

Estimated amortization expense for the developed technology consists of the following as of ~~September 30~~December 31, 2018:

Year Ending June 30
2019	2,817,786
2020	2,817,786

2021	2,460,739

Inception DX, LLC

On August 22, 2018, the Company entered into an agreement captioned “Securities Purchase Agreement” with the members of Inception DX, LLC (“Inception”), a Utah limited liability company. Under the terms of the agreement, the Company acquired Inception for 15,500,000 shares of common stock. Inception owns laboratory equipment, partial interest in database records for over 31,900,000 individuals for use in genetics research, 400,000 units in Juneau Biosciences, LLC, initial CLIA registration, CLIA lab protocols, and other assets. Once the CLIA registration is completed, Inception will be used as a CLIA laboratory by Predictive Technology Group, Inc. and its affiliates.

The stock issued was for cash, laboratory equipment, Juneau Biosciences, LLC units “Juneau units”, and trade secrets related to the DNA database and protocols related to a future laboratory use as a CLIA lab.  The cash was valued at face value.  The Juneau units was based on the valued assigned when the Company entered into a subscription to purchase units of Juneau ($1.10 per unit).  The laboratory equipment was valued at market value as it had not been used and the Company is aware of the approximate market purchase price.  It will be classified as equipment with a 5-year life.  The proprietary data, DNA library, protocols, research and methods are classified as a trade secret in our industry.  Therefore, the Company determined to allocate the remaining value of the assets purchased as a trade secret with a 15-year life.

The stock price on 8/22/2018 was $0.92/share.  Indicating a purchase price of $14,260,000 requiring allocation:

-	Cash	$799,980

-	Lab equipment	700,000

-	Investment in minority interest	440,000

-	Trade secrets	12,320,000

	Total Purchase Price	$14,260,000

The financial statements presented above reflect the increase of this minority interest investment.  The 400,000 units acquired in this acquisition increased our ownership less than 1%, and as such, the Company has not acquired more than 50% of Juneau, in total, as of ~~September 30~~December 31, 2018.  The $440,000 allocated to Investment in Minority Interest is offset by our estimated share of the loss in Juneau’s operations for the ~~quarter~~ six months ended ~~September 30~~December 31, 2018.

Aggregate amortization expense for the trade secrets for the 6 months ended December 31, 2018 and December 31, 2017, was approximately and $358,896, and $0 respectively.

Estimated amortization expense for the trade secrets consists of the following as of December 31, 2018:

Year Ending June 30
2019	$ 717,791
2020	821,297
2021	821,297
2022	821,297
Thereafter	$ 9,138,337

Taueret Laboratories, LLC

On August 22, 2018, the Company entered into an agreement captioned “Asset Purchase Agreement” (the “Purchase Agreement”) with Taueret Laboratories, LLC and its members. Under the terms of the Purchase Agreement, the Company issued warrants exercisable for 16,500,000 shares of the Company’s common stock. The warrants were exercisable at fair market value of the Company’s common stock on the closing date. In consideration for the warrants, the Company acquired (i) approximately 1,000 degenerative disc disease related DNA samples, related family records, relevant clinical records (including approximately 600 affected probands) and 800 ancestry matched control samples, (ii) whole exome sequencing data on approximately 300 degenerative disc disease samples, over 800 local controls, and published reference populations, together with initial analysis of the markers, (iii) project plan, study paperwork, promotional study and materials used in the research study, (iv) exclusive use of a DNA biobank that has collection over 300,000 samples for multiple diseases that the Company may target, (v) the remaining interest in database records for over 31,900,000 individuals for use in genetics research, and (vi) other assets.

The warrants issued are for proprietary data and methods that are otherwise a trade secret in our industry.  Therefore, the Company determined to classify the assets purchased as trade secrets with a 15-year life.  The Company ran a Black Scholes calculation to determine valuation of the warrants to determine the purchase price of $15,160,385.

Aggregate amortization expense for the trade secrets for the 6 months ended December 31, 2018 and December 31, 2017, was approximately and $291,481, and $0 respectively.

Estimated amortization expense for the trade secrets consists of the following as of December 31, 2018:

Year Ending June 30
2019	$ 883,277
2020	1,010,646
2021	1,010,646
2022	1,010,646
Thereafter	$ 11,245,169

Regenerative Medical Technologies, Inc.

On December 19, 2018 the Company merged with Regenerative Medical Technologies, Inc. (“RMT”), a Utah corporation. The Company was the surviving entity in that merger.  The Company acquired RMT for 10,000,000 shares of common stock. RMT holds various assets including (i) models, methods and protocols for collection birthing tissue and DNA samples, (ii) patient registry models, methods and protocols to collect clinical outcomes and electronic medical records, and (iii) designs and methodologies relating to many initiatives that are complementary to anticipated product offerings and ongoing research, and (iv) other assets.

The Company’s stock price on 12/19/2018 indicated a purchase price of $9,200,000, which  required allocation.  The Company determined that the assets acquired qualify for treatment as trade secrets in the industry, and the purchase price was allocated as such.  The Company believes the trade secrets in this combination will be used over a period of 15 years, and as such will amortize the cost over that period.

Aggregate amortization expense for the 6 months ended December 31, 2018 and December 31, 2017, was approximately and $27,586, and $0 respectively.

Estimated amortization expense for the assets consists of the following as of December 31, 2018:

Year Ending June 30
2019	$331,032
2020	613,333
2021	613,333

2022	613,333
Thereafter	7,028,968

Consolidated Results and Non-Segmented Items – Fiscal 2018 vs. Fiscal 2017

Revenues from operations (net) for fiscal 2018 totaled $16,624,336 compared to $2,585,362 for fiscal 2017. The increase of $14,038,974 is a result of an expansion of our sales force and distribution networks leading to increased sales of our HCT/Ps.

Cost of goods sold (“COGS”) includes expenses associated with acquisition and processing, manufacture (including material and direct labor), property and equipment depreciation, shipping, and other direct expenses relating to our HCT/Ps.

Our gross profit during 2018 was $12,653,081 compared to $1,834,057 for fiscal 2017. The increased gross profit resulted from increased sales and efficiencies introduced into our manufacturing processes.

Sales and marketing expenses were $12,680,741 for fiscal 2018 compared to $1,897,543 for fiscal 2017. The increased sales and marketing expenses resulted from corresponding increases in sales, as well as $7.5M in warrants issued to sales management as they met predetermined milestones based on revenue growth.

Research and development expenses were $1,896,092 for fiscal 2018 compared to $84,729 for fiscal 2017. The increased research and development expenses resulted from increased focus on product development, streamlining manufacturing methods and additional proprietary research and development work primarily relating to our HCT/Ps.

General and Administrative expenses for fiscal 2018 were $5,827,891 compared to $946,754 for fiscal 2017. The increased general and administrative expenses resulted from increased management headcount and warrants issued for consulting relating to all business entities.

Amortization and depreciation expenses for fiscal 2018 were $4,573,534 compared to $3,693,579 for fiscal 2017. The reason for the increase in amortization and depreciation expenses relate primarily to the expense of costs relating to our acquisitions.

On August 1, 2016, the Company entered into agreements to acquire convertible, unsecured notes receivable from Juneau from existing noteholders in exchange for stock of the Company. The collection of amounts owed on said notes receivable is subject to a subordination agreement with a third-party creditor of Juneau that is owed the principal amount of $700,000 plus accrued interest on an obligation that comes due July 31, 2018. In anticipation of this event, on June 15, 2017, an amendment was also made to the restated agreement to subordinate the debt Juneau owes to PTG. The face amount of the notes acquired was $2,870,380 and 5,740,760 shares of common stock were issued. The notes bear interest payable in Juneau units at 12% and are convertible into Class A Units of Juneau at the rate of $1.00 per unit. Principal and accrued interest are due in a single installment on August 1, 2018. Upon further review using the OTC value at the date of closure, it was determined that a price per share of .78 cents was approximate market value.  Therefore, the value of the shares given should be $4,473,774, an increase of $1,603,394. This discount at the date of the share transfers is then considered an impairment loss on the date of the acquisition of the notes. There was no corresponding impairment loss in fiscal 2018.

Consolidated Results and Non-Segmented Items – ~~3~~ Three and six months ended ~~September~~ December 31. 2018 ~~vs. 3~~ compared to three and six  months ended ~~September~~ December 31, 2017

Revenues from operations (net) for ~~3~~ three and six months ended ~~September 30~~December 31, 2018 totaled $~~8,063,800~~ 10,687,037 and $18,750,838, respectively,  compared to $~~2,005,171 for 3~~ 3,378,526 and $5,413,934 for the three and six months ended ~~September 30~~December 31, 2017. The increase of $~~6,058,629~~ 7,308,511 and $13,336,904, respectively, is a result of an expansion of our sales force and distribution networks leading to increased sales of our HCT/Ps.

Cost of goods sold (“COGS”) includes expenses associated with acquisition and processing, manufacture (including material and direct labor), property and equipment depreciation, shipping, and other direct expenses relating to our HCT/Ps. Our gross profit for ~~3~~ three and six months ended ~~September 30~~December 31, 2018 was $~~5,197,066~~ 7,627,901 and $12,824,967, respectively, compared to $~~1,106,092 for 3~~ 2,474,142 and $3,654,385 for the three and six  months ended ~~September 30~~December 31, 2017. The increased gross profit resulted from increased sales and efficiencies introduced into our manufacturing processes.

Sales and marketing expenses for ~~3~~ three and six months ended ~~September 30~~December 31, 2018 was $~~2,422,718~~ 3,431,157 and $5,853,876, respectively, compared to $~~549,549 for 3~~ 953,231 and $1,584,819, respectively, for the three and six months ended ~~September 30~~December 31, 2017. The increased sales and marketing expenses resulted from corresponding increases in sales and an increase in the number of distributors.

Research and development expenses for ~~3~~ three and six months ended ~~September 30~~December 31, 2018 was $~~605,390~~ 1,759,560 and $2,364,950, respectively, compared to $~~12,500 for 3~~ 37,380 and $49,880, respectively, for the three and six months ended ~~September 30~~December 31, 2017. The increased research and development expenses resulted from increased focus on product development, streamlining manufacturing methods and additional proprietary research and development work ~~primarily~~ relating to our HCT/Ps. Additionally, we have invested significant amounts in lab readiness in anticipation of the sale of diagnostic products.

General and Administrative expenses for ~~3 months ended September 30, 2018 was $2,563,440 compared to $359,394 for 3 months ended September 30, 2017. The increased~~ three and six months ended December 31, 2018 was $2,520,281 and $5,079,761, respectively, compared to $1,116,273 and $5,788,466 for three and six months ended December 31, 2017. The changes in general and administrative expenses resulted from increased management headcount in fiscal 2018, and stock options issued for consulting services relating to all business entities in fiscal 2017.

Amortization and depreciation expenses for ~~3~~ three and six months ended ~~September 30~~December 31, 2018 was $~~1,672,430~~ 1,992,534 and $3,664,964, respectively, compared to $~~748,653 for 3~~ 850,116 and $1,948,681, respectively, for the three and six months ended ~~September 30~~December 31, 2017. The reason for the increase in amortization and depreciation expenses relate primarily to the expense of costs relating to our acquisitions.

  Business Segment Results – Fiscal 2018 vs. Fiscal 2017

Substantially all of the revenues, COGS, sales and marketing expenses, and impairment loss related to the HCT/Ps business. During this period the molecular diagnostic or therapeutics products were under development and none had launched. Approximately $1,366,028 and $946,754 of the general and administrative expenses are attributable the HCT/Ps business during fiscal 2018 and fiscal 2017, respectively, approximately $2,900,092 and $2,820,681 of the amortization and depreciation expenses are attributable the HCT/Ps during fiscal 2018 and fiscal 2017, approximately $8,216,888 and $1,116,586 of the warrants and option expenses are attributable the HCT/Ps during fiscal 2018 and fiscal 2017, and the remaining portion of said expenses are attributable to the diagnostic and therapeutic segment.

Liquidity and Capital Resources:

Cash and cash equivalents as of ~~September 30~~December 31, 2018, June 30, 2018, and June 30, 2017 were $~~1,056,780~~2,559,929, $1,206,139, and $968,202, respectively.   Our working capital deficit was ~~$556,114~~$57,412, $1,032,312 and $82,338 as of ~~September 30~~December 31, 2018, June 30, 2018 and June 30, 2017, respectively.

Net cash flows provided by operating activities was $~~609,477~~ 2,016,330 for ~~3~~ the six months ended ~~September 30~~December 31, 2018, an increase of $~~1,060,940 from $451,463 used by operating activities for 3~~ 2,915,621 for the six months ended ~~September 30~~December 31, 2017.  The increase in the comparative ~~3-month~~ six-month periods is due to increasing sales ~~and lowering inventories~~. Net cash flows used ~~in~~ by operating activities in fiscal 2018 was $288,999, a decrease of $1,175,597 from $886,599 provided by operating activities in fiscal 2017. The decrease in fiscal 2018 was primarily due to an increase in net loss, and in increase in our inventory balance.

 Net cash flows ~~provided~~ used by investing activities was $~~132,798~~ 1,345,431 for ~~3~~ the six months ended ~~September 30~~December 31, 2018, an increase of $~~2,231,049 from $2,098,251 used in investing activities for 3~~ 1,594,803 from the six months ended ~~September 30~~December 31, 2017.  The increase in the comparative ~~3-month~~ six-month periods is due to ~~common stock being issued for acquisitions~~costs associated with software projects and lab expansion.  Net cash flows used ~~in~~ by investing activities was $4,049,157 in fiscal 2018, an increase of $1,989,672 from $2,059,486 used in investing activities in fiscal 2017.  The increase in fiscal 2018 was due primarily to cash paid for equity method investments, namely Juneau Biosciences, LLC.

 Net cash flows ~~used in financing activities was $891,634 for 3 months ended September 30, 2018, an increase of $3,586,634 from $2,695,000~~ provided by financing activities was $682,891 for ~~3~~ the six months ended ~~September 30~~December 31, 2018, an increase of $168,842 for the six months ended December 31, 2017.  The increase in the comparative ~~3-month periods~~ six-month period is due to payments from common stock subscriptions wound down in current period , cash from an acquisition, and the Company began payments for an equity subscription payable in the current period.  Net cash flows provided by financing activities was $4,576,093 in fiscal 2018, an increase of $2,439,512 from $2,136,581 provided by financing activities in fiscal 2017.  The increase in fiscal 2018 was due to cash payments for stock, stock subscriptions, and for stock subscriptions with attached warrants.

 We believe we have sufficient funds to execute our business plan. However, our business plans may change , or unforeseen events may occur which affect the amount of funds required. If additional funds are not obtained if and when required, the lack thereof may have a material adverse effect on the Company and could require us to cease operations. Further, there is no assurance that future funding will be available or that any future funding will be on terms which are favorable to us or our current stockholders.

ITEM 3.  PROPERTIES .

We occupy a 2,800 square-foot facility in Salt Lake City, Utah under the terms of an operating lease on a month-to-month basis. This facility is used primarily to support our administrative staff.

We lease a second 15,164 square-foot office and laboratory facility in Salt Lake City, Utah under the terms of an operating lease expiring in December 2019 which serves as our HCT/Ps laboratory.

We believe our current facilities are adequate to meet our needs through the end of 2019. Thereafter, we believe that additional space will be required and that suitable additional or alternative space will be available on commercially reasonable terms as needed.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of ~~December 1~~April 9, ~~2018~~ 2019, by (i) each person who is known by us to own beneficially more than 5% of our outstanding common stock; (ii) each of our officers and directors; and (iii) all of our directors and officers as a group.

As of ~~December 1~~April 9, ~~2018~~ 2019, the Company had outstanding ~~239,046,403~~ 249,399,398 shares of common stock, no preferred stock, stock options exercisable for ~~5,783,500~~ 16,586,250 shares of common stock with an exercise price range from $0.50 to $~~1.23~~ 2.07 and warrants exercisable for ~~59,018,520~~ 64,018,520 shares of common stock with exercise prices of between $0.50 to $.92.

Name of Beneficial Owner(1)(2)	Amount of Common Stock Beneficially Owned	Percentage of Ownership	Position
John Sorrentino(3)	-0-	0.00%	Chairman of the Board of Directors
Ron Barhorst (4)	_ -0-_	0.00%	Director
Senator Orrin G. Hatch (5)	_-0-_	0.00%	Director
Jay Moyes (6)	-0-	0.00%	Director
Bradley Robinson (~~3~~7)	42,492,482	~~17.78~~17.04%	Member of the Board of Directors, Chief Executive Officer and President
Michael Dey, Ph.D. (~~4~~8)	750,000	~~0.31~~0.30%	Member of the Board of Directors, Chief Executive Officer, Predictive Therapeutics, Inc.
~~Merle Ferguson~~	~~6,525,438~~	~~2.73%~~	~~Member of the Board of Directors~~
Simon Brewer (~~5~~9)	~~133,333~~300,000	~~0.06~~0.12%	Chief Financial Officer and Treasurer
Paul Evans (~~6~~10)	836,000	~~0.35~~0.33%	Chief Operating Officer
~~John Nelson, M.D. (7)~~	~~150,000~~	~~0.06%~~	~~Chief Medical Officer~~
~~Bruce Forrest, M.D. (8)~~	~~300,000~~	~~0.13%~~	~~Chief Development Officer~~
~~Timothy Lacy (9)~~	~~12,000,000~~	~~4.78%~~	~~Executive Vice President, Predictive Technology Group, Inc. President, Predictive Biotech, Inc.~~
Michael Herbert ~~(10~~(11)	66,667	0.03%	Chief Marketing Officer
Eric Olson ~~(11~~(12)	7,500,000	~~3.14~~3.01%	Executive Vice President Chief Executive Officer, Predictive Biotech, Inc.
Total Officers and Directors (~~11~~ 10 persons)	~~70,753,920~~51,945,149	~~29.37~~20.83%

_____________

(1)  Beneficial ownership is determined in accordance with the rules of the US Securities and Exchange Commission (“SEC”), which include holding voting and investment power with respect to the securities. Shares subject to options or warrants currently exercisable, or exercisable within 60 days, are deemed outstanding for computing the percentage of the total number of shares beneficially owned by the designated person but are not deemed outstanding for computing the percentage for any other person.

(2)  Except where otherwise indicated, the address of the beneficial owner is deemed to be the same address as the Company.

(3) Does not include options exercisable for 2,000,000 shares of common stock that do not vest within sixty days of the date of this registration statement.

(4) Does not include options exercisable for 750,000 shares of common stock that do not vest within sixty days of the date of this registration statement.

(5) Does not include options exercisable for 250,000 shares of common stock that do not vest within sixty days of the date of this registration statement.
(6) Does not include options exercisable for 250,000 shares of common stock that do not vest within sixty days of the date of this registration statement.

~~(3~~(7)  The amount indicated includes 20,000,000 shares of common stock owned by Mr. Robinson. Also includes 4,492,482 shares of common stock owned by Axis Capital Partners, LLC, an entity in which Mr. Robinson is a manager and has a beneficial interest, 18,000,000 shares of common stock owned by Rhea Holdings, LLC, an entity in which Trisha L. Robinson, Mr. Robinson's wife, is the manager and shares in which Trisha L. Robinson and children of Mr. Robinson have a beneficial interest. Does not include options exercisable for 4,000,000 shares of common stock that do not vest within sixty days of the date of this registration statement.

(~~4~~8)  Includes options exercisable for 750,000 shares of common stock with an exercise price of $0.50 per share.

(~~5~~9)  Includes options exercisable for ~~133,333~~ 300,000 shares of common stock with an exercise price of $0.80 per share. Does not include options exercisable for ~~166,667~~ 1,200,000 shares of common stock that do not vest within sixty days of the date of this registration statement.

(~~6~~10)  Includes 336,000 shares of common stock and options exercisable for 500,000 shares of common stock with an exercise price of $0.78 per share. Does not include options exercisable for 1,500,000 shares of common stock that do not vest within sixty days of the date of this registration statement.

 ~~(7)  Includes options exercisable for 150,000 shares of common stock with an exercise price of $0.94. Does not include options exercisable for 150,000 shares of common stock that do not vest within sixty days of the date of this registration statement.~~

 ~~(8)  Includes options exercisable for 300,000 shares of common stock with an exercise price of $0.50 per share.~~

 ~~(9)  Includes warrants exercisable for 12,000,000 shares of common stock with an exercise price of $0.50 per share.~~

~~(10~~(11) Includes options exercisable for 66,667 shares of common stock with an exercise price of $0.94 per share. Does not include options exercisable for ~~133,333~~ 633,333 shares of common stock that do not vest within sixty days of the date of this registration statement.

~~(11~~(12) Includes 7,500,000 shares of common stock owned by Integrity Trust Company, LLC, an entity in which Mr. Olson is a manager and has a beneficial interest. Does not include options exercisable for 1,500,000 shares of common stock that do not vest within sixty days of the date of this registration statement.

ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS .

The following table provides information concerning our officers and directors. All directors hold office until the next annual meeting of stockholders or until their successors have been elected and qualified.

NAME	AGE	POSITION
John Sorrentino	64	Chairman of the Board of Directors
Ron Barhorst	61	Director
Senator Orrin G. Hatch	85
Jay Moyes	65	Director
Bradley Robinson	49	Chief Executive Officer/President/Director

Michael Dey, Ph.D.	67	CEO Predictive Therapeutics, LLC/Director

~~Merle Ferguson~~	~~72~~	~~Director~~

Simon Brewer	40	Chief Financial Officer /Treasurer

Paul Evans	55	Chief Operating Officer

~~John Nelson, M.D.~~	~~74~~	~~Chief Medical Officer~~

~~Bruce Forrest, M.D.~~	~~56~~	~~Chief Development Officer~~

Eric Olson	55	Executive Vice President Predictive Technology Group, Inc./Chief Executive Officer – Predictive Biotech, Inc.

Timothy Lacy	50	Executive Vice President – Predictive Technology Group, Inc./President – Predictive Biotech, Inc.

Michael Herbert	57	Executive Vice President – Predictive Technology Group, Inc./Vice President, Marketing – Predictive Biotech, Inc.

BIOGRAPHY

John Sorrentino was elected as Chairman of the Board in October of 2018.  Mr. Sorrentino currently serves as Vice President & Chief Operating Officer, Pfizer Vaccine Research &

Development, where he is responsible for the strategic deployment and management of financial, physical and human resources across nine vaccine research & development sites in seven countries. Mr. ~~Sorrentinomanages~~ Sorrentino manages  a broad mix of financial, facility, staffing clinical testing and systems initiatives to support the vaccine portfolio. These efforts span the entire research and development life cycle from early-stage discovery projects through product-registration activities. Mr. Sorrentino is a member of the leadership team that developed and licensed Prevnar 13, the most commercially successful vaccine franchise in history. In his role with Pfizer, Mr. Sorrentino also manages clinical laboratory services and develops staffing, capital, contracting and other assay-strategies required to assess human immune responses to vaccine candidates and to support vaccine label claims. As Pearl River Site Head, Mr. Sorrentino manages a broad spectrum of site operations. He directs external communications, community relations, colleague enrichment/engagement, diversity and other site-related programs. Mr. Sorrentino has more than 35 years of senior management experience in the life-sciences.  He has held leadership roles in private and public companies as well as government and non-profit institutions focused on improving the public health.  Prior to joining Wyeth/Pfizer in 2003, Mr. Sorrentino held executive management positions in several organizations that provided neonatal screening and related clinical services.  In these roles, Mr. Sorrentino pioneered laboratory advances to create efficiency and competitive advantage that led to the expansion of neonatal screening for treatable genetic conditions throughout the world. During his career, Mr. Sorrentino has held final profit and loss responsibility for several organizations and he has been a founder of three companies.  He has led mergers and acquisitions and developed successful exit strategies for founders.  Mr. Sorrentino has also been a registered lobbyist appearing before state legislators, the US congress and professional societies on a variety of health care and other policy issues. Mr. Sorrentino earned his BA in Chemistry from the University of Massachusetts and MBA from Northeastern University.

Mr. Ron Barhorst has been a director since March 2019. Mr. Barhorst worked for ING and ING’s predecessor companies for 25 years. During his tenure he held a broad array of roles. Most recently Mr. Barhorst was the President and CEO of three (3) broker dealers; ING Financial Advisers, LLC, ING Investment Advisors, LLC, and Systematized Benefits Administrators, Inc. He was also the head of ING’s financial advisory business in the US. Mr. Barhorst retired from ING on December 31, 2012. His early career with ING was dedicated to the development of the qualified retirement plan market. Ron’s roles included Regional Manager, District Manager, Regional Vice President and National Head of Health, Education, and Government Sales. Much of his career included appointments to various company boards, and executive level committees. He was also  responsible for a large portion of ING’s U.S. based securities registered representative distribution.

Prior to joining ING, Ron worked as the Head of Residential Services for the Montgomery County (Ohio) Board of Mental Retardation and Developmental Disabilities and was a member of the Governor’s council on deinstitutionalization. Ron created a not-for-profit company, Choices in Community Living, Inc., where he served as the Executive Director. Ron has served on numerous not-for-profit boards including the California Business Roundtable for Education Excellence. He is currently the Chairman of the California State University Board of Governors (system wide foundation) and head of the Executive Committee. Ron has held Chairmanship for the past ten (10) years and has been a member of the board since 2000. Ron is a 1982 graduate of  Wright State University and holds a degree in Biology. Ron and his wife, Mitzi, who is also a 1982 graduate of Wright State University, live in Waterford Connecticut.

Senator Orrin G. Hatch has been a director since February 2019. Senator Hatch is an attorney and retired politician who served as a U.S. Senator from Utah for 42 years. First elected in 1976, he was the longest-serving Republican U.S. Senator in history.  Senator Hatch served as either the chair or ranking minority member of the Senate Judiciary Committee from 1993 to 2005. He previously chaired the Senate Committee on Health, Education, Labor, and Pensions from 1981 to 1987. Senator Hatch also served as Chairman of the Senate Finance Committee. On January 3, 2015, after the 114th United States Congress was sworn in, Hatch became President pro tempore of the Senate. Senator Hatch retired from the U.S. Senate in 2019.

Mr. Jay Moyes has been a director since February 2019. Mr. Moyes has been a member of the board of directors of Achieve Life Sciences, Inc., a public specialty pharmaceutical company, since August, 2017, a member of the board of directors of Puma Biotechnology, Inc., a public company, since April, 2012, a member of the board of directors of Biocardia, Inc., a public cardiovascular regenerative medicine company, since January, 2011, and a member of the board of directors of Integrated Diagnostics, Inc., a public molecular diagnostics company, since March 2011. Mr. Moyes was a member of the board of directors of Osiris Therapeutics, Inc., a public bio-surgery company, from May, 2006 until December, 2017 and Amedica Corporation, a public orthopedic implant company, from November, 2012 to August, 2014. He served as Chief Financial Officer of Amedica from October, 2013 to August, 2014. From May. 2008 through July, 2009, Mr. Moyes served as the Chief Financial Officer of XDx, Inc., a privately held molecular diagnostics company. Prior to that, Mr. Moyes served as the Chief Financial Officer of Myriad Genetics, Inc., a publicly held healthcare diagnostics company, from June 1996 until his retirement in November 2007, and as its Vice President of Finance from July 1993 until July 2005. From 1991 to 1993, Mr. Moyes served as Vice President of Finance and Chief Financial Officer of Genmark, Inc., a privately held genetics company. Mr. Moyes held various positions with the accounting firm of KPMG LLP from 1979 through 1991, most recently as a Senior Manager. He holds an M.B.A. from the University of Utah, a B.A. in economics from Weber State University, and is formerly a Certified Public Accountant. Mr. Moyes also served as a member of the Board of Trustees of the Utah Life Science Association from 1999 through 2006. Mr. Moyes was appointed to serve as a director because of his extensive background in finance and accounting and his experience in the life sciences industry.

Mr. Robinson was appointed CEO of Predictive Technology Group, Inc. in March, 2015. Mr. Robinson brings operational, business development and financing experience to Predictive Technology Group, Inc. The majority of this experience was developed during early stage structuring of ventures in the areas of pharmaceuticals, medical device and information technology. He was a founding member of LifeCode Genetics, LLC in 2011 and Predictive Therapeutics, LLC in 2013, both of which are now wholly owned subsidiaries of the Company. Mr. Robinson has been a founding member of other ventures in healthcare, one of which, Specialized Health Products International, Inc., was publicly traded until its acquisition in March of 2008 by C.R. Bard.  Mr. Robinson was the CEO and co-founder of Infusive

Technologies, LLC from November, 2004 until September, 2008 when it was acquired by Sagent Pharmaceuticals, Inc., a specialty injectable pharmaceutical products company. As part of the acquisition, Mr. Robinson became President of the medical device division of Sagent Pharmaceuticals. He left Sagent Pharmaceuticals in 2010 to become Vice President of Business Development of Juneau BioSciences, which develops and commercializes genetic tests related to women’s healthcare.  He was responsible for developing strategic partnerships and the company’s capitalization. Mr. Robinson studied accounting at the University of Utah and earned an MBA/MIM from the Graduate School of International Management (Thunderbird).

Michael Dey, Ph.D., was elected as a member of the Board of the Company and CEO of Predictive Therapeutics, a wholly-owned subsidiary of the Company, in June of 2016. Prior to joining Predictive Therapeutics, Dr. Dey was an executive at Wyeth where he was the President of Scientific Affairs for Wyeth’s Women’s Health Care business. Prior, Dr. Dey was the President of Wyeth Women’s Health Care which he managed for 7 years. Dr. Dey had worldwide responsibility for this consolidated unit of more than $3 billion annually that included all of Wyeth’s Women’s Health Care resources globally. Prior to his leadership role in women's health care he served as Vice President, General Manager of ESI Pharma, Inc. In 1995, with Wyeth’s acquisition of American Cyanamid and Lederle Standard Products, Dr. Dey became President of ESI Lederle, Inc.  As President of ESI Lederle, his responsibilities included directing one of the largest generic drug companies in the U.S. with more than $500 million in sales, approximately 150 employees in R&D and 100 employees in Marketing and Sales. ESI Lederle sold both oral and injectable products that included Tubex®, the prefilled syringe delivery system. Dr. Dey received a BS in Biology/Chemistry from Western Washington University, a Pharmacy degree from the University of Washington, a MS degree in Pharmacology-Toxicology from the University of California, Davis, and a PhD in Pharmacology-Toxicology from Washington State University.

~~Mr. Merle Ferguson became Chairman of the Board of the Company on July 8, 2013, and subsequently on December 1, 2016 he also became CEO and President of the Company.  Prior to that, he had no relationship with the Company. Mr. Ferguson attended Yakima Valley College from 1964-1966 with a major in forestry and a minor in Business Management. In April of 1966, he enlisted in the United States Marine Corps, serving two tours in Vietnam, and was honorably discharged in 1970. From 2001 to the present, Mr. Ferguson has served as Chairman, Secretary, Treasurer and majority shareholder of Predictive From January, 2009 to the present, Mr. Ferguson has served as Chairman, President, CEO, CFO and majority owner of Element Global, Inc., located in Virginia Beach, Virginia.   Beginning in May of 2014, Mr. Ferguson also became Chairman and President of Element Global.  From January, 2002 to 2014, Mr. Ferguson served as an Officer and Director of Gold Rock. Since 2014, he has also served as President, Chairman and CEO of Gold Rock, located in Virginia Beach, Virginia. The Board reviewed Mr. Ferguson’s background and it considers him qualified to fill this position, due to his extensive business experience and work with public companies.~~

Mr. Brewer was appointed to the Company’s Chief Accounting Officer in January of 2018, and Chief Financial Officer in July of 2018.  Prior to joining our Company, Mr. Brewer served as Chief Financial Officer of Norbest, LLC from 2016 to 2017, where he was responsible for Norbest’s finance, accounting, HR and IT functions.  Prior to joining Norbest, Mr. Brewer was Vice President, Finance and IT for Wilson Electronics, LLC from 2013 to 2016. Reporting directly to the CEO of Wilson Electronics, Mr. Brewer oversaw significant growth for the electronics company operating in all 50 states and internationally in several countries.  Mr.  Brewer assisted heavily in building scalable processes, modernizing the business, international growth in Asia, and an acquisition of a main competitor. Before that, he was Senior Director and Corporate Controller for Backcountry.com, Inc. from 2009 to 2013. Mr. Brewer implemented Sarbanes Oxley when Backcountry.com was purchased by a publicly traded Company, Liberty Interactive, as well as started the FP&A function for modernizing data driven decision making.  Mr. Brewer started his accounting career as a CPA for KPMG LLP from 2005 to 2009, working on audits, IPOs, bankruptcies, divestitures, and acquisitions. Mr. Brewer received his BA and Masters of Accounting degrees, along with a minor in Russian, from The University of Utah. Mr. Brewer is a CPA licensed in Utah and Nevada.

Mr. Evans was appointed Chief Operating Officer in June of 2018. Prior to joining the Company, Mr. Evans was Vice President of Intellectual Property at Vivint, Inc. from 2014 to 2015, where he led the development, management, and enforcement of Vivint’s intellectual property portfolio across the company’s entire platform of smart home solutions, including security and surveillance, smart home control, wireless internet, and cloud storage. From 2010 to 2013, Mr. Evans was General Counsel, Executive VP of Corporate Development, and Chief Governance and Compliance Officer at InTouch Health, a leading provider of telehealth enterprise network and managed services to hospitals and healthcare systems for the delivery of specialty clinical care to patients. Prior to joining InTouch Health, Mr. Evans was an attorney with Stoel Rives LLC from 2008 to 2010.  From 2000 to 2008, he was General Counsel, VP of Business Development, Chief Governance and Compliance Officer of Specialized Health Products International, Inc., a medical device company acquired by C.R. Bard in 2008. Mr. Evans earned his BS in Mechanical Engineering, JD, and MBA degrees from The University of Utah.

~~John Nelson, M.D., was appointed Chief Medical Officer of the Company in January, 2018. Dr. Nelson, MD, MPH is an obstetrician and gynecologist from Salt Lake City, Utah. Dr. Nelson has served as President of the American Medical Association, Salt Lake County Medical Society and the Utah Medical Association.  He was also chair of the Finance and Planning Committee of the World Medical Association. He served on the Advisory Committee to the Director of the National Institutes of Health (NIH) as well as on the advisory committee for the Agency for Healthcare Research and Quality (AHRQ.)  He has been a lecturer on detecting and preventing interpersonal violence having served as spokesperson for the American Medical Association Alliance.  He was a charter member of the Prospective Payment Assessment Commission (ProPAC) now known as MedPAC.~~

~~Bruce Forrest, M.D., was appointed Chief Development Officer in November of 2018. Prior to joining our Company, Dr. Forrest was President and Founder of Aeolian Advisors Corporation from 2013 to 2018, where he worked with clients to identify appropriate investment opportunities among small and emerging growth biotechnology and medical device companies. From 2010 to 2013, Dr. Forrest was a member of the Technical Advisory Board for Pure Earth (formerly Blacksmith Institute) that provided strategic advice to Blacksmith management and operational staff regarding best practices in pollution management and remediation techniques, and practical guidance on operational aspects of specific projects. From 2009 to 2010, Dr. Forrest was Senior Vice~~

~~President, Vaccine Clinical Research Transition, Pfizer Vaccine Research, where he led the strategic and operational integration of the former Wyeth Vaccine Research & Development with the global Pfizer Vaccine Research organization, including structuring Japan, China and Asia-Pacific activities. Dr. Forrest was Senior Vice President, Late Phase Programs, Vaccines R&D, Wyeth Research at Wyeth Pharmaceuticals from 1997-2009, where he was responsible for all late phase development activities supporting both clinical and pharmaceutical science development activities for vaccines in the Wyeth pipeline.  Dr. Forrest earned a Bachelor of Science in Medicine from the University of Adelaide School of Medicine and an MBA from Warwick Business School.~~

Mr. Olson is Executive Vice President, and the founder and Chief Executive Officer of Predictive Biotech, Inc., since he joined the Company in 2016. His previous experience includes over 25 years developing and commercializing innovative technologies in devices, diagnostics, biologics and biomaterials. The last 8 years of his career, Mr. Olson has served in the role of either President, Chief Executive Officer or Board Member. Prior to joining Predictive Technology Group, Mr. Olson was the President and CEO for Cupertino, CA based Skeletal Kinetics. This Colson & Associates company developed and commercialized synthetic bone substitute products for Orthopedic and Spinal applications. Previous to that, Mr. Olson was the President, CEO and Board Member for Amedica Corporation. Amedica manufactured and distributed cortical and cancellous silicon nitride ceramic interbody devices for spine. In addition, the company distributed a line of HCT/Ps designed to work in conjunction with the ceramic biomaterial. Mr. Olson took Amedica Corporation public in 2014. Mr. Olson began his career with Smith & Nephew and has worked with Johnson & Johnson, Medtronic and Wright Medical in Sales and Marketing leadership roles. Mr. Olson earned his BS in Behavioral Science and Health Administration degrees from The University of Utah.

~~Timothy Lacy was appointed Executive Vice President – Predictive Technology Group, Inc./President – Predictive Biotech, Inc. in February of 2017. From 2010 to 2017, he served as a founder and partner in FlagshipHealth Group, a health care consulting and sales outsourcing firm serving companies including Medtronic, Mayo Clinic and multiple Blue Cross and Blue Shield health plans. From 1991 to 2010, Mr. Lacy held senior management roles at UnitedHealth Group and Walgreens, including leadership positions across product, marketing, sales and corporate development. During his time at UnitedHealth Group, he led various strategic risk management teams including self-funding, pharmacy and network reimbursement strategies. He is recognized across the health care industry as an integration expert in the delivery, finance and administration of health care products and services. Mr. Lacy has broad experience commercializing acquisitions developed during his tenure at UnitedHealth Group, Walgreens and FlagshipHealth Group. Mr. Lacy earned a BA degree in Business and International Management from St. John’s University.~~

Michael Herbert was appointed Chief Marketing Officer in February of 2017. Prior to joining our Company, Mr. Herbert was Chief Marketing Officer at Flagship Health Group 2011 to 2017, where he worked with many of the top insurers on their go-to-market strategies. Mr. Herbert’s focus has been on strategic brand building, channel alignment, product development and positioning across a broad spectrum of health care and consumer companies. He has held senior leadership and ownership positions in early through mid stage companies, including Bianchi (SVP Sales and marketing 1984 – 1996), Castelli (CEO, 1996 – 2004), Shock Doctor (Chief Sales and Marketing Officer 2004 – 2009), and DreamGuard (Chief Sales and Marketing Officer 2009 – 2011), leading to multiple successful transactions.

BOARD OF DIRECTORS AND COMMITTEES

All Directors hold their office until the next annual meeting of shareholders or until their successors are duly elected, and qualified.  Any vacancy occurring on the Board of Directors may be filled by the shareholders, or the Board of Directors.  A Director elected to fill a vacancy is elected for the unexpired term of his predecessor in office.  Any Directorship filled by reason of an increase in the number of Directors shall expire at the next shareholders’ meeting in which Directors are elected, unless the vacancy is filled by the shareholders, in which case the term shall end on the later of (i) the next meeting of the shareholders or (ii) the term designated for the Director at the time of creation of the position being filled.

Committees: Meetings of the Board

The Company does not have a separate Compensation Committee, Audit Committee or Nominating Committee. These functions are done by the Board of Directors meeting as a whole. The Company intends to implement such committees in the near future.

Committees of the Board

We currently do not have an Audit, Finance, Compensation, Executive ~~Committee~~ or Nominating Committee, or any other committee of the board of directors.  ~~We~~ Even though we have not established these committees at this time we have adopted a charter for ~~the Executive Committee as well as charters for the other~~ these committees, in ~~the event that we elect to implement them~~preparation for forming  the committees in the near future.  We will provide to any person without charge, upon request, a copy of the charter for any of our committees.  In addition, we intend to post on our website all disclosures that are required by law concerning any amendments to our committees or their charters. The information contained in our website shall not constitute part of this filing.

For the areas where we ~~don’t~~ do not have committees, such responsibilities are fulfilled by our board of directors and all of our directors participate in such responsibilities, ~~one~~ three of whom ~~is~~ are “independent” as defined under Rule 4200(a)(15) of the NASDAQ’s listing standards described below. Our financial position has made it extremely difficult to attract and retain qualified independent board members.  Since we do not have any of the subject committees, other than our Executive Committee, our entire board of directors participates in all of the considerations with respect to our audit, finance, compensation, and nomination deliberations.

Rule 4200(a)(15) of the NASDAQ’s listing standards defines an “independent director” as a person other than an executive officer or employee of the Company or any other individual having a relationship which, in the opinion of the issuer’s board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.  The following persons shall not be considered independent:

- A director who is, or at any time during the past three years was, employed by the company;

- A director who accepted or who has a Family Member who accepted any compensation from the Company in excess of $120,000 during any period of twelve consecutive months within the three years preceding the determination of independence, other than the following: (i) compensation for board or board committee service; (ii) compensation paid to a Family Member who is an employee (other than as an executive officer) of the Company; or (iii) benefits under a tax-qualified retirement plan, or non-discretionary compensation.  Provided, however, that in addition to the requirements contained in this paragraph, audit committee members are also subject to additional, more stringent requirements under NASDAQ Rule 4350(d).

- A director who is a Family Member of an individual who is, or at any time during the past three years was, employed by the Company as an executive officer;

- A director who is, or has a Family Member who is, a partner in, or a controlling stockholder or an executive officer of, any organization to which the Company made, or from which the Company received, payments for property or services in the current or any of the past three fiscal years that exceed five percent of the recipient’s consolidated gross revenues for that year, or $200,000, whichever is more, other than the following: (i) payments arising solely from investments in the Company’s securities; or (ii) payments under non-discretionary charitable contribution matching programs;

- A director of the issuer who is, or has a Family Member who is, employed as an executive officer of another entity where at any time during the past three years any of the executive officers of the issuer serve on the compensation committee of such other entity; or

- A director who is, or has a Family Member who is, a current partner of the Company’s outside auditor, or was a partner or employee of the Company’s outside auditor who worked on the Company’s audit at any time during any of the past three years.

~~We~~ - We hope to add qualified independent members of our board of directors at a later date, depending upon our ability to reach and maintain financial stability.

Audit Committee

The entire board of directors performs the functions of an audit committee, but no written charter governs the actions of the board when performing the functions of what would generally be performed by an audit committee.  The board approves the selection of our independent accountants and meets and interacts with the independent accountants to discuss issues related to financial reporting.  In addition, the board reviews the scope and results of the audit with the independent accountants, reviews with management and the independent accountants our annual operating results, considers the adequacy of our internal accounting procedures and considers other auditing and accounting matters including fees to be paid to the independent auditor and the performance of the independent auditor.  At the present time, ~~our chief financial officer~~ Mr. Jay Moyes is considered to be our expert in financial and accounting matters.

Nominating Committee

Our size and the size of our board, at this time, do not require a separate nominating committee.  This function is performed by the entire board of directors.  When evaluating director nominees, our directors consider the following factors:

~~- The~~ - The appropriate size of our board of directors;

~~- Our~~ - Our needs with respect to the particular talents and experience of our directors;

~~- The~~ - The knowledge, skills and experience of nominees, including experience in finance, administration or public service, in light of prevailing business conditions and the knowledge, skills and experience already possessed by other members of the board;

~~- Experience~~ - Experience in political affairs;

~~- Experience~~ - Experience with accounting rules and practices; and

~~- The~~ - The desire to balance the benefit of continuity with the periodic injection of the fresh perspective provided by new board members.

Our goal is to assemble a board that brings together a variety of perspectives and skills derived from high quality business and professional experience.  In doing so, the board will also consider candidates with appropriate non-business backgrounds.

Other than the foregoing, there are no stated minimum criteria for director nominees, although the board may also consider such other factors as it may deem in our best interests as well as in the best interests of our stockholders.  In addition, the board identifies nominees by first evaluating the current members of the board willing to continue in service.  Current members of the board with skills and experience that are relevant to our business and who are willing to continue in service are considered for re-nomination.  If any member of the board does not wish to continue in service or if the board decides not to re-nominate a member for re-election, the board then identifies the desired skills and experience of a new nominee in light of the criteria above.  Current members of the board are polled for suggestions as to individuals meeting the criteria described above.  The board may also engage in research to identify qualified individuals.  To date, we have not engaged third parties to identify or evaluate or assist in identifying potential nominees, although we reserve the right in the future to retain a third -party search firm, if necessary.  The board does not typically consider stockholder nominees because it believes that its current nomination process is sufficient to identify directors who serve our best interests.

Finance Committee

Although we currently do not have a Finance Committee, we plan to form one and when ~~one is established~~ we do it will consist of a minimum of three members of the board of directors, the majority of whom shall meet the same independence and experience requirements of the Audit Committee and the applicable provisions of federal law and the rules and regulations promulgated thereunder and the applicable rules of the OTC Market, the NASDAQ Stock Market, the New York Stock Exchange, or any other exchange where the shares of the Company may be listed or quoted for sale.  The members of the Finance Committee are to be recommended by the Nominating and Corporate Governance Committee and are appointed by and serve at the discretion of the board of directors.

Compensation Committee

Although we currently do not have a Compensation Committee, we have adopted a charter which provides that when established it is to assist the board of directors in meeting its responsibilities with regard to oversight and determination of executive compensation and to review and make recommendations to the board of directors with respect to major compensation plans, policies and programs of the Company.  The Compensation Committee shall consist of not fewer than two members of the board of directors, with the exact number being determined by the board.  Members of the Compensation Committee shall be appointed from time to time to serve in such capacity by the Board.  Each member shall meet the independence and outside director requirements of applicable tax and securities laws and regulations and stock market rules.

Conflicts of Interest

With respect to transactions involving real or apparent conflicts of interest, we have adopted written policies and procedures, which are contained in our Corporate Governance Principles, and which require that:

- The fact of the relationship or interest giving rise to the potential conflict be disclosed or known to the directors who authorize or approve the transaction prior to such authorization or approval;

- The transaction be approved by a majority of our disinterested directors; and

- The transaction be fair and reasonable to us at the time it is authorized or approved by our directors.

Code of Ethics for Senior Executive Officers and Senior Financial Officers

We have adopted a Code of Ethics for Senior Executive Officers and Senior Financial Officers that applies to our president, chief executive officer, chief operating officer, chief financial officer, and all financial officers, including the principal accounting officer.  The code provides as follows:

- Each ~~oficer~~ officer is responsible for full, fair, accurate, timely and understandable disclosure in all periodic reports and financial disclosures required to be filed by us with the Securities and Exchange Commission or disclosed to our stockholders and/or the public.

- Each officer shall immediately bring to the attention of the audit committee, or disclosure compliance officer, any material information of which the officer becomes aware that affects the disclosures made by us in our public filings and assist the audit committee or disclosure compliance officer in fulfilling its responsibilities for full, fair, accurate, timely and understandable disclosure in all periodic reports required to be filed with the Securities and Exchange Commission.

- Each officer shall promptly notify our general counsel, if any, or the president or chief executive officer as well as the audit committee of any information he may have concerning any violation of our Code of Business Conduct or our Code of Ethics, including any actual or apparent conflicts of interest between personal and professional relationships, involving any management or other employees who have a significant role in our financial reporting, disclosures or internal controls.

- Each officer shall immediately bring to the attention of our general counsel, if any, the president or the chief executive officer and the audit committee any information he may have concerning evidence of a material violation of the securities or other laws, rules or regulations applicable to us and the operation of our business, by us or any of our agents.

- Any waiver of this Code of Ethics for any officer must be approved, if at all, in advance by a majority of the independent directors serving on our board of directors.  Any such waivers granted will be publicly disclosed in accordance with applicable rules, regulations and listing standards.

Code of Business Conduct

We have adopted a Code of Business Conduct, which applies to the Company and all of our subsidiaries, whereby we expect each employee to use sound judgment to help us maintain appropriate compliance procedures and to carry out our business in compliance with laws and high ethical standards.  Each of our employees is expected to read our Code of Business Conduct and demonstrate personal commitment to the standards set forth in our Code of Business Conduct.  Our officers and other supervising employees are expected to be leaders in demonstrating this personal commitment to the standards outlined in our Code of Business Conduct and recognizing indications of illegal or improper conduct.  All employees are expected to report appropriately any indications of illegal or improper conduct.  An employee who does not comply with the standards set forth in our Code of Business Conduct may be subject to discipline in light of the nature of the violation, including termination of employment.

We will provide to any person without charge, upon request, a copy of our Corporate Governance Principles, our amended Code of Ethics for Senior Executive Officers and Senior Financial Officers, and our Code of Business Conduct.  In addition, we intend to post on our website all disclosures that are required by law concerning any amendments to our Corporate Governance Principles, our amended Code of Ethics for Senior Executive Officers and Senior Financial Officers, and our Code of Business Conduct.

Board of Directors Meetings

During the year ended December 31, 2017, our board of directors held two (2) formal meetings and no meetings were held where board actions were taken by written consent. All of the Company’s directors attended 100% of our meetings in 2017.

Communication with Directors

Stockholders and other interested parties may contact any of our directors by writing to them at Predictive Technology Group, Inc., ~~2749~~ 2735 Parleys Way, Suite ~~101~~205, Salt Lake City, Utah 84019, Attention: Corporate Secretary, telephone 801-820-0811, or email at www.predtechgroup.com.

ITEM 6.  EXECUTIVE COMPENSATION .

Overview of Compensation Program

Currently, the Board of Directors fulfills the functions of the Compensation Committee. We plan to form a Compensation Committee in the near future. At present, the Board of Directors is responsible for establishing and implementing our compensation philosophy, as detailed below. The Board reviews and approves all of our compensation policies, including executive officer salaries, bonuses and equity incentive compensation. The Board has designed our executive compensation programs with the goal of paying total compensation to the executive officers that is fair, reasonable, competitive, and includes incentives that are designed to appropriately drive corporate performance.

The Board reviews and approves the annual compensation for our executive officers. The Board may retain the services of an independent compensation consultant or research firm with respect to compensation of all named executive officers. The Board did not retain a consultant for any of the years from 2017 to 2018. In addition, the Board considers recommendations from the Chief Executive Officer with respect to other executive officers.

Overview of Compensation Philosophy and Objectives

Our “pay-for-performance” philosophy is among the fundamental tenets of our executive compensation program. We have adopted an approach to compensation comprised of a mix of short-term and long-term components that are designed to provide proper incentives and to reward our executive officers.

Our compensation objectives for executive officers are as follows:

-	to attract and retain highly qualified individuals capable of making significant contributions to the long-term success of our company;

-	to use incentive compensation to reinforce strategic performance objectives;

-	to align the interest of our executives with the interests of our stockholders such that the risks and rewards of strategic decisions are shared; and

-	to reflect the value of each officer’s position in the marketplace and within our company.

Compensation Policies and Procedures

Currently, the Board is responsible for administering our compensation practices. We plan to appoint a Compensation Committee consisting entirely of directors who are “outside directors” for purposes of Section 162(m) of the Code, and non-employee directors for purposes of Rule 16b-3 under the Exchange Act.

The Board holds meetings as necessary throughout the year.

Within the context of the overall objectives of our executive compensation philosophy, the Board determines the specific types and amounts of compensation to be paid to each of our named executive officers based on a number of factors including:

-	the roles and responsibilities of our executives;
-	the number of executives being compensated;
-	the individual experience and skills of, and expected contributions from, our executives;
-	special accomplishments;
-	compensation levels of executive officers at peer companies; and
-	our executives’ historical compensation at the Company.

The Board strives to create an overall compensation package for each executive officer that satisfies the aforementioned objectives, recognizing that certain elements of compensation are better suited to reflect different compensation objectives. For example, as base salaries are the only element of compensation that are fixed in amount in advance of the year in which the compensation will be earned, the Board believes that it is most appropriate to determine salaries with a focus on the market practices for similarly situated officers at comparable companies as adjusted to reflect the individual officer’s performance. The Board strives to make such comparisons at least once in every two years and fix salaries based on such comparison, and the Board did so in 2018. In the years when such comparison is not made, salaries are adjusted from the previous year level based on the Board’s collective knowledge of the industry, region and position as well as by applying their professional judgement. In contrast, cash bonuses and long-term incentives are better able to reflect our company’s performance as measured by financial metrics and are well-suited to motivate officers to achieve specific performance goals that the Compensation Committee has determined are in the best interests of our company. Equity grants are also well-suited to drive long-term performance and align management’s interests with those of shareholders. The Board believes that as an officer’s responsibility increases, so does his or her ability to influence the performance of our company and accordingly, the proportion of his or her compensation that consists of his or her salary and cash bonus should decrease while the proportion of equity incentives to total compensation should increase.

In making compensation decisions, including assessing the competitiveness of the total compensation structure for each named executive officer, the Boards may consider compensation data from companies that the Board may select as comparable in terms of industry, size and location, which it did in 2018. The Board may, in its discretion, review surveys and relevant articles on executive compensation practices, and may receive reports on chief executive officer pay strategies and trends for publicly traded small cap companies for that purpose. The Board retains complete discretion with respect to the types and amounts of compensation awards each year.

The Board establishes the criteria, and directs the implementation, of all compensation program elements for the executive officers. Generally, the salary for each named executive officer is set or reevaluated at some time during each fiscal year by the Board. The Board considers the Chief Executive Officer’s appraisal of other executive officers’ general performance.

Elements of Compensation

The compensation of our named executive officers consists primarily of four components:

-	salary;
-	cash bonuses;
-	stock option based incentives; and
-	other benefits

In general, total compensation is geared to be sufficient to attract and retain excellent talent. In determining the adjustments to the compensation of our executive officers for the year ended June 30, 2018, we annually take into account the performance of each executive officer, their contributions toward the Company’s success, and the Company’s growth and stage of development.

We use a mix of short-term compensation (base salaries and potential cash incentive bonuses) and long-term compensation (equity incentive compensation) to provide a total compensation structure that is designed to achieve our pay-for-performance philosophy and our compensation objectives. We discuss each of the principal elements of our executive compensation in detail below.

Salary

In general, the salaries are designed to provide a consistent base of income and to attract the appropriate level of talent. The Board strives to set salaries that are in line with the salaries for executives serving in similar competitive positions in the market and generally around the median or greater level of salaries for executives serving in similar comparable positions. The Board undertook an assessment of any market data in 2018. Salaries were adjusted after such review.

The salaries of our executive officers are reviewed annually. We may also increase the salary of an executive officer at other times if a change in the scope of the officer’s responsibilities or for any other reason that the Board feels appropriate to achieve the objectives outlined here. The salaries also reflect the initial base salaries that were negotiated and annual adjustments made taking into account several factors including comparable positions in the market, contributions made by the executive, role and responsibilities of the executive and past performance.

Cash Bonus

Incentive cash bonuses are designed to reward near-term operating performance and the achievement of milestones critical to our success in both the near and the long-term. Consistent with our emphasis on pay-for-performance, we have adopted an executive incentive bonus program. Executive officers will have an opportunity to earn bonuses based on the attainment of Company performance goals and a subjective analysis of individual performance that contributes to the attainment of those goals. The target bonuses reinforce three of our compensation goals - namely, to motivate our executives toward even higher achievement and business results, to tie our executives’ goals and interests to ours and our stockholders’ and to enable us to attract and retain highly qualified individuals.

Equity Incentive Compensation

We may grant equity incentive awards in the form of stock options to align the interests of our executive officers with the interests of our stockholders. Our decisions regarding the amount and type of equity incentive compensation and relative weighting of these awards among total executive compensation is based on several factors including contributions made by the executive, the role and responsibilities of the executive, past performance of the executive, cumulative equity awards made to an officer, current stock prices, recent history of profitability of the equity awards, and current philosophy of the Board with respect to the impact of equity awards on common stock dilution.

Initial awards to new officers are largely based on the negotiations the Chief Executive Officer had at the time of recruiting. Typically, the Chief Executive Officer negotiates and makes an offer of employment subject to approval of the Board.

We have typically made grants of equity incentive awards to our executive officers once a year. All such grants are reviewed and approved by the Board.

The date of grant and the exercise price of the awards are established on the date of final approval by the Board in accordance with the Financial Accounting Standards Board’s Accounting Standards Codification (“ASC”) 718, “Compensation - Stock Compensation.” Exercise price is typically the closing market price of a share of our common stock on the date of the grant or in cases where grant is made to take effect on a subsequent future date, such future date. We do not have any program, plan or practice of setting the exercise price at a price less than fair market value of our common stock on the grant date. We do not have any program, plan or obligation that requires us to grant equity compensation on specified dates to our named executive officers.

Stock option awards provide our executive officers with the right to purchase shares of our common stock at a fixed exercise price typically for a period of up to ten years, subject to continued employment with our Company. In general, we provide our executives with service-based stock options that have gradual vesting schedules. These stock options are earned on the basis of continued service with the Company and generally vest over three years with one-

fourth of the options vesting on the date of grant and the remaining options vesting equally in three annual installments following the first vesting date.

We have granted stock options as incentive stock options in accordance with Section 422 of the Code, subject to the volume limitations contained in the Code, as well as non-qualified stock options. Generally, for stock options that do not qualify as incentive stock options, we are entitled to a tax deduction in the year in which the stock options are exercised equal to the difference between the exercise price and the fair market value, at the time of exercise, of the stock for which the stock option was exercised. The holders of the non-qualified stock options are generally taxed on this same amount in the year of exercise. For stock options that qualify as incentive stock options, we do not receive a tax deduction, and the holder of the stock option may receive more favorable tax treatment than he or she would for a non-qualified stock option unless the holder makes a disqualifying disposition, generally by failing to hold the stock for the period required by the Code. Historically, we have primarily granted incentive stock options to provide these potential tax benefits to our executives and because of the limited expected benefits to our company of the potential tax deductions as a result of our historical net losses.

In 2015, we adopted, as approved by our stockholders, the 2015 Stock Option Plan that affords more flexibility to our Compensation Committee by allowing grants of a wide variety of equity awards to our key employees, directors and consultants, including non-qualified stock options, shares of restricted stock and other awards that are valued by reference to the fair market value of our common stock. This plan is designed to assist us in attracting, retaining, motivating and rewarding key employees, directors and consultants and providing long-term value for our stockholders by closely aligning the interests of these individuals with those of our stockholders.

Other Compensation

The Board retains the discretion to offer other compensation to executive officers taking into account special circumstances. In 2018, no such compensation was paid.

All of our executive officers are eligible for benefits offered to employees generally, including life, health, disability and dental insurance and participation in our 401(k) plan. We intend to continue to maintain our current benefits for our executive officers. The Board in its discretion may revise, amend or add to the executive officers’ benefits and perquisites if it deems it advisable. We do not believe it is necessary for the attraction or retention of executive talent to provide executive officers with a substantial amount of compensation in the form of perquisites. In 2018, no such perquisites were provided.

Potential Payments Upon Termination or Change in Control

Employment Agreements. We have employment agreements with all of our named executive officers. Upon termination of an employment agreement, severance in an amount equal to an employee’s base salary may be owed for a period of one to two years following termination.

Accounting and Tax Considerations

The Company uses judgment in determining the fair value of the options awards on the date of grant using an option-pricing model with assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to, the risk-free interest rate of the awards, the expected life of the awards, the expected volatility over the term of the awards, and the expected dividends of the awards. The Company uses the Black-Scholes option pricing model to determine the fair value of share-based payments granted under the guidelines of ASC Topic 718. Black-Scholes option pricing model requires certain estimates, including an expected forfeiture rate and expected term of options granted. We also make decisions regarding the method of calculating expected volatilities and the risk-free interest rate used in the option-pricing model. The resulting calculated fair value of stock options is recognized as compensation expense over the requisite service period, which is generally the vesting period. When there are changes to the assumptions used in the option-pricing model, including fluctuations in the market price of our common stock, there will be variations in the calculated fair value of our future stock option awards, which results in variation in the compensation cost recognized.

We generally intend for our executive compensation program to comply with Section 162(m) of the Code, as well as Code Section 409A. The Board intends for all compensation paid to the named executive officers (other than stock option awards) to be tax deductible to us pursuant to Section 162(m) of the Code. Under Section 162(m) of the Code, compensation paid to the named executive officers in excess of $1,000,000 cannot be deducted by us for federal income tax purposes, unless such amounts satisfy the performance-based exception to the deduction disallowance.  We have no executives which have been paid compensation in excess of $1,000,000.

Section 409A of the Code addresses certain non-qualified deferred compensation benefits payable to our executives and provides that if such benefits do not comply with Section 409A, they will be taxable in the first year they are not subject to a substantial risk of forfeiture. In such case, our executives would be subject to regular federal income tax, interest and an additional federal income tax of 20% of the benefit includible in income. We have generally designed our executive compensation plans and agreements in a manner that complies with Section 409A.

We have granted stock options as incentive stock options in accordance with Section 422 of the Code subject to the volume limitations contained in the Code. Generally, the exercise of an incentive stock option does not trigger any recognition of income or gain to the holder. If the stock is held until at least one year after the date of exercise (or two years from the date the option is granted, whichever is later), all of the gain on the sale of the stock, when recognized for income tax purposes will be capital gain, rather than ordinary income to the recipient. Consequently, we do not receive a tax deduction. For stock options that do not qualify as incentive stock options, we are entitled to a tax deduction in the year in which the stock options are exercised equal to the spread between the exercise price and the fair market value of the stock for which the stock option was exercised. The holders of the non-qualified stock options are generally taxed on this same amount in the year of exercise.

SUMMARY DIRECTOR AND EXECUTIVE COMPENSATION

The following table sets forth the compensation paid or earned by each named executive officer for the years ended June 30, 2018 and 2017.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)(5)	Non-Equity Incentive Plan Compensation ($)	Nonqualified deferred compensation earnings ($)	All Other Compensation ($)(6)	Total ($)
Bradley C. Robinson (1)	2018	300,000	25,000	-0-	-0-	-0-	-0-	-0-	325,000
	2017

Simon Brewer (2)	2018	62,500	-0-	-0-	50,434	-0-	-0-	-0-	112,934
	2017

Eric Olson (3)	2018	76,667	-0-	-0-	279,960	-0-	-0-	-0-	356,627
	2017

Michael Dey, Ph.D (4)	2018	-0-	-0-	-0-	589,372	-0-	-0-	-0-	589,372
	2017

(1) Mr. Robinson is our Chief Executive Officer, President, and Director

(2) Mr. Simon Brewer is our Chief Financial Officer

(3) Eric ~~Oon~~ Olson is our Executive Vice-president

(4) Michael Dey, PhD is our Chief Executive Officer of our wholly-owned subsidiary, Predictive Therapeutics, Inc.

(5) The amounts in the “Option Awards” column reflect the aggregate grant date fair value of vested awards of stock options vested pursuant to our long-term incentive plans during the periods reported above, computed in accordance with FASB ASC Topic 718, Compensation – Stock Compensation. The assumptions made in the valuation of our vested option awards and the material terms of option awards are disclosed in Note 12 to our June 30, 2018 financial statements.

(6) Does not include perquisites and other personal benefits, or property, unless the aggregate amount of such compensation is more than $10,000.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The following table provides information on the holdings of stock options by the named executive officers as of June 30, 2018.

Name	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price ($)	Option Expiration Date
Bradley C. Robinson	-0-	-0-	-0-	-0-
Simon Brewer	50,000	250,000	$.80	December 19,2027
Paul Evans	250,000	750,000	$.78	December 20, 2027
Eric Olson	-0-	-0-	-0-	-0-
Michael Dey, Ph.D.	687,500	62,500	$.50	August 1, 2027

Executive Compensation Report

The Board has reviewed the Compensation Discussion and Analysis and discussed that Analysis with management. Based on its review and discussions with management, the Board included the Analysis in this Registration Statement on Form 10 for the year ended June 30, 2018. This report is provided by the following directors, who comprise all of the members of the Board.

Compensation Committee Interlocks and Insider Participation

As of ~~December 1~~April 9, ~~2018~~ 2019, we do not have a Compensation Committee. The Board of Directors performs the functions of the Compensation Committee. The Board consists of John Sorrentino (Chairman), Ron Barhorts, Michael Dey, Senator Orrin Hatch, Jay Moyes, and Bradley C. Robinson~~, Michael Dey and Merle Ferguson~~. With the exception of Mr. Robinson, who is the Chief Executive Officer of the Company, and Mr. Dey, who is the CEO of Predictive Therapeutics, LLC and a director, no officers participated in the deliberations of the Board concerning executive compensation.

With the exception of Mr. Robinson and Mr. Dey, no member of the Board was at any time in 2018 or at any other time was an officer or employee of the Company and no member had any relationship with the Company requiring disclosure as a related-person transaction in the section “Certain Relationships and Related Transactions.” No executive officer of the Company has served on the board of directors or compensation committee of any other entity that has or has had one or more executive officers who served as a member of our Board of Directors at any time in 2018.

DIRECTOR COMPENSATION

We did not pay any compensation to ~~Mr. Ferguson,~~ our only non-employee director, for the year ended June 30, 2018. Mr. Robinson and Mr. Dey did not receive additional compensation for their service as a directors. In fiscal 2019 we plan to compensate our non-executive directors with a cash payment of $2,500 for each in-person board meeting attended ($1,000 for telephonic participation) and options to acquire 250,000 shares of our common stock at a strike price equal to fair market value on the date of grant.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE .

In June 2017, Predictive entered into an Independent Sales Representation and Support Agreement (the “Sales Agreement”) with Flagshipsailsrx, LLC (“Flagship”). Flagship is owned, in part, by Tim Lacy, the Company’s former Executive Vice President and former President of the Company’s Predictive Biotech, Inc. subsidiary. Under the terms of the Sales Agreement Flagship ~~is acting~~ acted as an independent sales management and sales representative. Flagship’s duties ~~include~~ included marketing and selling Predictive products, creating and updating sales and marketing plans and budgets, staffing certain leadership, sales and marketing personnel, developing marketing materials, developing promotional and marketing materials, and assisting Predictive with other related projects as identified by Predictive. The term of the Sales Agreement ~~ends~~ ended on February 28, 2019. As compensation for services rendered, Predictive is obligated to pay Flagship cash fees totaling $994,458 for services rendered in calendar 2017, $1,196,136 for services rendered in calendar 2018 and $199,356 for services rendered in calendar 2019.  In addition, ~~upon the achievement of certain sales milestone,~~ Predictive ~~is~~ was required to ~~issued~~ issue to Flagship warrants exercisable for ~~up to~~ 12,000,000 shares of Predictive common stock at an exercise price of $.50 per share. ~~Flagship has met all required milestones and Predictive issued to Flagship said warrants.~~

~~Except as otherwise indicated herein, there have been no other related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 404 of Regulation S-K.~~

ITEM 8.  LEGAL PROCEEDINGS .

On or about July 13, 2018, RTJ, LLC and two of its principals filed a lawsuit against Predictive Therapeutics LLC, Predictive Biotech, Inc., both subsidiaries of Predictive Technology Group, Inc., and Jack Turner, Jr., an employee of Predictive Biotech, Inc. The plaintiffs had acted in a distributor capacity. The relationship was terminated. Plaintiffs are alleging breach of contract, promissory estoppel, unjust enrichment, fraud, breach of fiduciary duty, defamation, false light, and tortious interference. Based on the information available to us, we do not believe any of the RTJ proceedings will have a material adverse effect on our business, results of operations, financial position or liquidity. Further, we deny the allegations in the complaint, have not discovered any evidence of wrongdoing with respect to the allegations and will vigorously defend against these allegations. As this claim is neither probable nor estimable, we expect no material financial impact as a result of this Action.

ITEM 9.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

(a)  Market Information

Our common stock is traded on the OTC Markets under the symbol PRED.

The high and low common stock sales prices per share were as follows:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
~~2018~~ 2019 (through ~~December 1~~April 9, ~~2018~~ 2019)
High	$1.23	$2.09	$2.995	$2.57	$2.995
Low	0.84	0.79	$.897	1.99	0.79
2018
High	$3.65	$1.28	$2.32	$1.91	$3.65
Low	1.18	0.88	0.86	~~0.84~~0.82	~~0.84~~0.82
2017
High	$1.82	$1.12	$1.18	$1.58	$1.82
Low	0.51	0.24	0.70	0.78	0.24

The 2015 Stock Option Plan authorized the issuance of up to fifteen percent of the total outstanding shares. As of ~~December 1~~April 9, ~~2018~~ 2019, options exercisable for ~~5,783,500~~ 16,586,250 shares had been granted under the Plan. In addition, the Company has outstanding warrants exercisable for ~~59,018,520~~  64,018,520 shares of common stock at strike prices of between $.50 and $.92 per share. We have granted piggy-back registration rights, subject to certain restrictions, for 14,000,000 shares of common stock that will be issued upon exercise of outstanding warrants.

Securities Authorized for Issuance Under Equity Compensation Plans

We have the following shares authorized for issuance under equity compensation plans.

EQUITY COMPENSATION PLAN INFORMATION

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column a)
	(a)	(b)	(c)
Equity Compensation Plans Approved by Security Holders	69,802,020	$0.65	(1)
Equity Compensation Plans Not Approved by Security Holders	0	0	0

(1) Fifteen percent of the total outstanding shares. As of ~~December 1~~April 9, ~~2018~~ 2019, there were ~~239,046,403~~ 249,399,398 shares outstanding which results in: (i) options exercisable for ~~5,783,500~~ 16,586,250 shares of common stock being authorized under the Plan and (ii) options exercisable for ~~30,073,460~~ 20,823,659 shares of common stock remaining available for issuance as of such date.

(b)  Holders: as of ~~December 1~~April 9, ~~2018~~ 2019, there are ~~280~~ 309 shareholders of record and they hold approximately ~~239,046,403~~ 249,399,398 shares of the Company’s common stock.  Each broker dealer or a clearing corporation that holds shares for customers is counted as a single shareholder of record.

(c)  Dividends have not been declared or paid on the Company's equity securities. ~~.~~

ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES .

During the past three years the Company issued (or is obligated to issue) the following shares:

1)Warrants exercisable for 2,400,000 shares of common stock were issued to Flagshipsailsrx, LLC (“Flagship”), an accredited investor, in March 2018 (the “2018 Warrants”). The warrants were issued to Flagship in return for its services as manager of the Company’s sales team, distributors and marketing efforts. In February 2017, the Company agreed to issue the 2018 Warrants when annualized sales, computed on a monthly basis, reached $20,000,000. This milestone was achieved in March 2018. In February 2017, the Company issued to Flagship warrants exercisable for 4,800,000 shares of common stock was part of the original consideration to retain Flagship to manage the Company’s sales, distribution and marketing efforts. In August 2017, the Company issued to Flagship warrants exercisable for 4,800,000 shares of common stock as a bonus that was agreed when annualized sales, computed on a monthly basis, reached $10,000,000. All of the above referenced warrants are exercisable at $.50 per share and expire between June, 2022 and August, 2022. There are no additional milestones that will require the issuance of additional securities to Flagship under existing arrangements.

2) Warrants exercisable for 300,000 shares of common stock were issued to an accredited consultant for consulting services relating to the Company’s existing and proposed laboratory facilities. The warrants were issued in October 2018. The warrants are exercisable at $.94 per share and expire on September 1, 2022.

3) Warrants exercisable for 14,000,000 shares of common stock and 1,000,000 shares of common stock were issued to Juneau Bioscience, LLC in December, 2017 for consideration of amending the license agreements between Juneau and the Company to reduce the royalty rate under and expand the scope of the licenses to include the entire field of endometriosis and pelvic pain. The above referenced warrants are exercisable at $.80 per share and they expire on September 1, 2022.

4) In August, 2018, the Company entered into an agreement to issue warrants exercisable for 16,500,000 shares of common stock. These warrants were issued to acquire certain assets of Taueret Laboratories, LLC.  The warrants are exercisable at $.92 per share and expire on September 1, 2022.

5) In August, 2018, the Company entered in into Consulting Agreement for various business development, marketing and consulting services and for those services the Company granted warrants exercisable for 5,250,000 shares of common stock. Warrants to acquire 250,000 shares vested upon issuance and the remainder of the warrants vest over a three-year period subject to accelerated vesting upon the happening of certain events. The warrants expire on the earlier of (i) the five-year anniversary of the date of issuance or (ii) the date the Consulting Agreement is terminated.

6) From October, 2017 to present, options were granted to employees that are exercisable for up to 4,988,500 shares of common stock. The options are exercisable at prices of between $.50 and $1.23 per share.

7) In November, 2015, 12,280,242 shares of restricted common stock were issued to accredited investors in connection with Share Exchange Agreements pursuant to which the Company acquired membership interests in Juneau Biosciences, LLC.

8) In March, 2016, 9,500,000 shares of restricted common stock were issued to accredited investors in a connection with Share Exchange Agreements pursuant to which the Company acquired Renovo Biotech, Inc (now Predictive Biotech, Inc.)

9) In August, 2016, 5,740,760 shares of restricted common stock were issued in connection with the acquisition of certain debt obligations of Juneau Biosciences, LLC.

10) In August, 2016, 550,000 shares of restricted common stock were issued in connection with the acquisition of intellectual property from accredited investors.

11) From August, 2017 to December ~~1~~31,  2018, ~~1,802,917~~ 1,602,917 shares of restricted common stock were issued in connection with management advisory services performed for the benefit of the Company.

12) In December, 2017, 5,822,206 shares of restricted common stock were issued to accredited investors in connection with the acquisition of a strategic partner.

13) From January, 2016 to December, 2017, 16,288,520 shares of restricted common stock together with warrants exercisable for 15,948,520 shares of common stock were sold to accredited investors at a price of $.50 per unit. The warrants are exercisable through August 1, 2021.

14) In May, 2018, 727,917 shares of restricted common stock were issued as payment for services in the development of protocols for the use of HCT/P’s in specified medical procedures.

15)In August, 2018, 50,000 shares of restricted common stock were issued to a supplier to secure raw materials for the HCT/P segment of business.

16) In August, 2018, 15,500,000 shares of restricted stock were issued to accredited investors in a connection with Securities Purchase Agreement to acquire the assets of Inception DX, which included a CLIA laboratory in addition to cash, protocols, equipment and other assets.

17) In December, 2018, 10,000,000 shares of restricted stock were issued to accredited investors in a connection with the Company’s acquisition of Regenerative Medical Technologies, Inc.

18) In March 2019, 552,995 shares of our common stock were issued to the members of Taueret Laboratories, LLC in connection with the Company’s acquisition of the laboratory.

All securities issued by us in the transactions noted above are deemed "restricted securities" within the meaning of that term as defined in Rule 144 of the Securities Act and have been issued pursuant to the "private placement" exemption under Section 4(a)(2) of the Securities Act. Such transactions did not involve a public offering of securities, no underwriter was involved with the transactions, and no commissions were paid. All purchasers in the private placement had access to information on the Company necessary to make an informed investment decision. We have been informed that all purchasers are able to bear the economic risk of their investment and are aware that the securities were not registered under the Securities Act and cannot be re-offered or re-sold unless they are registered or are qualified for sale pursuant to an exemption from registration. The transfer agent and registrar of the Company were instructed to mark "stop transfer" on its ledger regarding these shares.

Neither the Company nor any person acting on its behalf offered or sold the securities by means of any form of general solicitation or general advertising.

The securities were acquired for the purchasers own account and not with the view to, or for resale in connection with any distribution. A legend was placed on the certificates issued stating that the securities have not been registered under the Securities Act and cannot be sold or otherwise transferred without an effective registration or an exemption there from.

ITEM 11.  DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED

Common Stock

We are authorized to issue 900,000,000 shares of common stock with a par value of $.001 per share. As of ~~December 1~~April 9, ~~2018~~ 2019, ~~239,046,403~~  249,399,398 shares of our common stock were issued and outstanding. Each outstanding share of common stock is entitled to one vote, either in person or by proxy, on all matters that may be voted upon by the owners thereof at meetings of the stockholders.

Our shareholders have no pre-emptive rights to acquire additional shares of common stock. The common stock is not subject to redemption or any sinking fund provision, and it carries no subscription or conversion rights. In the event of our liquidation, the holders of the common stock will be entitled to share equally in the corporate assets after satisfaction of all liabilities.

The description contained in this section does not purport to be complete. Reference is made to our certificate of incorporation and bylaws which are available for inspection upon proper notice at our offices, as well as to the Nevada Revised Statutes for a more complete description covering the rights and liabilities of shareholders.

Holders of our common stock:

(i) have equal ratable rights to dividends from funds legally available therefore, if declared by our Board of Directors;

(ii) are entitled to share ratably in all our assets available for distribution to holders of common stock upon our liquidation, dissolution or winding up;

(iii) do not have preemptive, subscription or conversion rights or redemption or sinking fund provisions; and

(iv) are entitled to one non-cumulative vote per share on all matters on which stockholders may vote at all meetings of our stockholders.

The holders of shares of our common stock do not have cumulative voting rights, which means that the holders of more than fifty percent (50%) of outstanding shares voting for the election of directors can elect all of our directors if they so choose and, in such event, the holders of the remaining shares will not be able to elect any of our directors.

Preferred Stock

We may issue up to 10,000,000 shares of our preferred stock, par value $0.001 per share, from time to time in one or more series. As of the date of this registration statement, no shares of preferred stock have been issued. Our Board of Directors, without further approval of our stockholders, is authorized to fix the dividend rights and terms, conversion rights, voting rights, redemption rights, liquidation preferences and other rights and restrictions relating to any series of preferred stock that may be issued in the future. Issuances of shares of preferred stock, while providing flexibility in connection with possible financings, acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of the holders of our common stock and prior series of preferred stock then outstanding.

Dividends

We have no history of paying dividends, moreover, there is no assurance that we will pay dividends in the future.

Shares Eligible for Future Sale

Our shares are thinly traded on the OTC Market, and we cannot assure you that a significant public market for our common stock will be developed. Sales of common stock in the public market, or the possibility sales occurring, could adversely affect prevailing market prices for our common stock or our future ability to raise capital through an offering of equity securities.

As of ~~December 1~~April 9, ~~2018~~ 2019, we have ~~157,805,580~~ 141,196,971 outstanding shares of common stock that are “restricted” as that term is defined in the Securities Act. We have granted piggy-back registration rights, subject to certain restrictions, for 14,000,000 shares of common stock that will be issued upon exercise of outstanding warrants. Except as noted above, we have not entered into any other agreements to register any of our issued and outstanding shares, although such agreement may be entered into in the future, or such an agreement may be made part of the terms of a future combination transaction.

ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

Our bylaws and articles of incorporation provide that our officers and directors are indemnified to the fullest extent provided by the Nevada Revised Statutes ("NRS").

Under the Nevada Revised Statutes, director immunity from liability to a company or its shareholders for monetary liabilities applies automatically unless it is specifically limited by a company's Articles of Incorporation. Our Articles of Incorporation do not specifically limit the directors' immunity. The NRS excepts from that immunity (a) a willful failure to deal fairly with the company or its shareholders in connection with a matter in which the director has a material conflict of interest; (b) a violation of criminal law, unless the director had reasonable cause to believe that his or her conduct was lawful or no reasonable cause to believe that his or her conduct was unlawful; (c) a transaction from which the director derived an improper personal profit; and (d) willful misconduct.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

The Company has purchased insurance for the directors and officers that may provide coverage for their acts as an officer or director of the Company. The Company has also entered into indemnification agreements with its officers and directors, which may also provide coverage for their acts as officers and directors.

 ITEM 13.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Financial statements and supplementary data required by this Form are included herein as a separate section of this Form 10, beginning on page F-1, and are incorporated in this Item 13 by reference.

ITEM 14.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURES .

There have been no changes in accountants and there are no disagreements with the accountants on accounting and financial disclosures.

ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS .

(a) Index to Financial Statements

Financial statements on beginning on page F-1

(b) Index to Exhibits.

Exhibit No.	Identification of Exhibit
2.1	Securities Purchase Agreement, by and between the Company and Taueret Laboratories, LLC and its equity holders, effective January 1, 2019
2.2	Amendment No. 1 to the Securities Purchase Agreement, by and between the Company and Taueret Laboratories, LLC and its equity holders, effective February 11, 2019.
3.1	Articles of Amendment ~~toArticles~~ to Articles of Incorporation.
3.2	Bylaws.
4.1	Specimen Certificate of Common Stock
10.1	Second Amended and Restated License Agreement by and between the Company and Juneau Biosciences, LLC. effective March 31, 2018.
10.2	Second Amended and Restated Subscription Agreement by and between the Company and Juneau Biosciences, LLC, effective August 22, 2018.
10.3	Intellectual Property Purchase and Services Agreement by and between the Company and Taueret Laboratories, L.L.C., Kenneth Ward and Rakesh Chettier, effective August 1, 2018.
10.4	Agreement and Plan of Merger between the Company, Predictive Acquisitions, Inc., and Regenerative Medical Technologies, Inc., dated July 21, 2018.
10.5	Securities Purchase Agreement between the Company and the members of Inception DX, LLC, effective August 22, 2018
10.6	FLAGSHIPSAILSRX, LLC Sales Support Agreement, dated June 15, 2017
10.7	Amended License ~~Agrement~~ Agreement between Company and Juneau Biosciences, LLC, effective August 1, 2016.
10.8	Lease between the Company and Eastland Regency, L.C., dated June 30, 2017
10.9	Lease between the Company and Paradigm Resources, LC, effective June 21, 2018
10.10	Amendment No. 1 to Lease between the Company and Paradigm Resources, LC, dated October 1, 2018
10.11	Amendment No. 2 to Lease between the Company and Paradigm Resources, LC, dated October 10, 2018
10.12 10.13 10.14 10.15 10.16 10.17

~~Form of~~ Employment Agreement with Bradley C. Robinson

Employment Agreement with Eric Olson

Employment Agreement with Paul Evans

Employment Agreement with Simon Brewer

Amendment No. 2 to the Second Amended and Restated Subscription Agreement between the Company and Juneau Biosciences, LLC, effective March 15, 2019

First Amended and Restated Securities Purchase Agreement, dated March 22, 2019 between the Company and Taueret Laboratories, L.L.C.

21.1	Subsidiaries of Registrant
23.1	Auditor Consent- BF Borgers (filed herewith)

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

PREDICTIVE TECHNOLOGY GROUP, INC.

Date: ~~December 6, 2018~~April __, 2019

~~By:~~ By:/s/ Bradley C. Robinson

    Bradley C. Robinson, Chief Executive Officer

FINANCIAL STATEMENTS

PREDICTIVE TECHNOLOGY GROUP, INC

FINANCIAL REPORTS
AT
~~SEPTEMBER 30~~DECEMBER 31, 2018 (Unaudited)

TABLE OF CONTENTS

Balance Sheets at ~~September 30~~December 31, 2018 (Unaudited) and ~~Jume~~ June 30, 2018	F-2

Statements of Operations for the Three and Six Months Ended ~~September 30~~December 31, 2018 and 2017- Unaudited	F-3

Statements of Cash Flows for the ~~Three~~ Six Months Ended ~~September 30~~December 31, 2018 and 2017-Unaudited	~~F-4~~F-5

Notes to Financial Statements	~~F-5-F-27~~F-6-F-27

PREDICTIVE TECHNOLOGY GROUP, INC.
Consolidated Balance Sheets
~~September 30~~December 31, 2018 and June 30, 2018

	~~September 30,~~December 31,	June 30,
	2018	2018
Assets	Unaudited	Audited
Current assets
Cash	 ~~$ 1,056,780~~ $ 2,559,929	$ 1,206,139
Accounts receivable	 ~~1,553,835~~ 740,455	719,068
Inventory	 ~~3,383,654~~ 3,9123,445	3,791,374
Other current assets	 ~~97,752~~ 47,124	17,551
Total current assets	 ~~6,092,021~~ 7,259,953	5,734,132

Fixed assets, net of depreciation	 ~~1,918,234~~ 2,470,604	773,870
License agreements, net of amortization	 ~~20,448,953~~ 16,500,222	20,962,620
Patents, net of amortization	 ~~7,710,687~~ 7,519,514	7,761,187
Trade secrets, net of amortization	 ~~34,692,259~~ 42,689,862	8,096,311
Equity method investments	 ~~45,690,062~~ 43,239,947	45,564,845
Other long-term assets	 ~~24,500~~ 18,569	12,000
Total assets	 ~~$116,576,716~~ $119,698,671	$ 88,904,964

Liabilities and stockholder's equity
Current liabilities
Accounts payable	 ~~$ 2,495,670~~ $ 2,668,145	$ 1,322,149
Accrued liabilities	 ~~707,518~~ 1,049,220	1,034,905
Subscription payable	 ~~3,444,947~~ 3,600,000	4,409,390
Total current liabilities	 ~~6,648,135~~ 7,317,365	6,766,444
Long-term subscription payable	 ~~10,694,310~~ 8,740,610	10,965,610
Total liabilities	 ~~17,342,445~~ 16,057,975	17,732,054

Stockholder's equity
Common stock, par value $0.001, ~~238,846,403~~248,846,403,
and 224,496,093 shares issued and out-
standing at ~~September 30~~December 31, 2018 and June 30, 2018;
900,000,000 shares authorized	 ~~238,846~~ 248,846	224,496
Additional paid-in capital	 ~~138,175,710~~ 144,543,434	108,072,428
Common stock subscriptions receivable	 ~~(700,000)~~ -	(1,025,000)
Accumulated deficit	 ~~(38,332,464)~~ (40,970,309)	(35,978,862)
Total controlling interest	 ~~99,382,092~~ 103,821,971	71,293,062

Non-controlling interest	 ~~(147,821)~~ (181,275)	(120,152)
Total stockholder's equity	 ~~99,234,271~~ 103,640,696	71,172,910
Total liabilities and stockholder's equity	 ~~$116,576,716~~ $119,698,671	$ 88,904,964

See accompanying notes to the consolidated financial statements

PREDICTIVE TECHNOLOGY GROUP, INC.
Consolidated Statements of Operations
For the three and six month periods ending ~~September 30~~December 31, 2018 and ~~September 30~~December 31, 2017

	3 months ended,		6 months ended,
	~~September 30,~~December 31,	~~September 30,~~December 31,	December 31,	December 31,
	2018	2017	2018	2018
	Unaudited	Unaudited	Unaudited	Unaudited
Revenue from operations (net)	 ~~$ 8,063,800~~ $ 10,687,036	 ~~$ 2,005,171~~$ 3,378,526	$ 18,750,838	$ 5,413,934
Cost of goods sold	 ~~2,866,734~~ 3,059,136	~~899,079~~904,384	5,925,871	1,759,549
Gross profit from operations	 ~~5,197,066~~ 7,627,900	 ~~1,106,092~~2,474,142	12,824,967	3,654,385

Operating expenses
Sales and marketing expense	 ~~2,422,718~~ 3,431,157	 ~~549,549~~953,232	5,853,876	1,584,819
General and administrative	 ~~2,563,440~~ 2,520,821	~~359,394~~1,116,273	5,079,761	5,788,466
Research and development	 ~~605,390~~ 1,759,560	 ~~12,500~~37,380	2,364,950	49,880
Amortization and depreciation expense	 ~~1,672,430~~ 1,992,534	 ~~748,653~~850,116	3,664,964	1,948,681
Total operating expense	 ~~7,263,978~~ 9,703,532	 ~~1,670,096~~2,957,001	16,963,551	9,371,846
Loss from operations	 ~~(2,066,912)~~ (2,075,632)	 ~~(564,004)~~(482,859)	(4,138,584)	(5,717,461)

Other income (expense)
Interest income	 ~~423~~ 489	 ~~93,224~~102,593	912	199,559
Equity method investment gain / (loss)	 ~~(314,782)~~ (600,116)	-	(914,898)	-
Other income (expense)	-	 ~~-~~ 3,975	-	3,975

Net income / (loss)	$ (~~2,381,271~~2,675,259)	$ (~~470,780~~376,921)	$ (5,052,570)	$ (5,513,927)
Net loss non-controlling interest	 ~~(27,669)~~ (33,454)	(~~8,124~~628)	(61,123)	(8,752)
Net loss controlling interest	$ (~~2,353,602~~2,641,805)	$ (~~462,656~~375,663)	$ (4,991,447)	$ (5,505,175)

Loss per common share
Basic and diluted	 ~~(0.011)~~ (0.012)	(0.002)	(.022)	(.027)

Average common shares (in thousands)
Basic and diluted	 ~~223,254~~ 230,111	 ~~201,978~~ 203,135	230,111	20,135

See accompanying notes to the consolidated financial statements

PREDICTIVE TECHNOLOGY GROUP, INC.
Consolidated Statements of Cash Flows (Indirect Method)
For the ~~3~~ 6 months ending ~~September 30~~December 31, 2018 and ~~September 30~~December 31, 2017

 ~~3~~  6 months ended,
	~~September 30,~~December 31,	~~September 30,~~December 31,
	2018	2017
	Unaudited	Unaudited
Cash flows from operating activities
Net earnings (loss)	$ (~~2,389,580~~5,052,570)	$ (~~462,656~~5,513,927)
Adjustments to reconcile net earnings (loss) to
net cash provided by operating activities:
Depreciation and amortization	 ~~1,671,438~~3,663,973	 ~~748,653~~1,948,681
Stock, options and/or warrants exchanged for services	 ~~528,344~~ 1,308,318	 ~~-~~4,133,966
Accrued interest income	-	(93,000)
~~Non cash compensation to employees~~	~~170,104~~	 ~~-~~
Change in equity method investment	 ~~314,782~~914,898	-
Changes in operating assets and liabilities:
Accounts receivable	 ~~(834,767)~~(29,650)	 ~~(75,797)~~(339,003)
Inventory	 ~~407,719~~(121,072)	 ~~(428,962)~~(1,156,446)
Prepaid expenses	 ~~(80,200)~~(21,309)	 ~~(94,890)~~(65,333)
Other assets	 ~~(24,500)~~(6,569)	 ~~-~~66,665
Accounts payable	 ~~1,176,451~~1,345,996	 ~~327,824~~739,042
Accrued liabilities	 ~~(330,315)~~14,315	 ~~(372,635)~~(712,934)
Net cash provided (used) by operating activities	 ~~609,477~~ 2,016,330	 ~~(451,463)~~ (899,289)

Cash flows from investing activities
Purchases of property and equipment	 ~~(1,226,507)~~ (1,204,756)	 ~~(142,779)~~ -
~~Capitalization of license agreement costs~~Proceeds from sale of equipment	-	 ~~(1,955,472)~~249,674
~~Common stock issued for acquisition~~	 ~~14,260,000~~	 ~~-~~
~~Acquistion of minority interests~~	 ~~(440,000)~~	 ~~-~~
~~Acquisition of Incpetion Dx~~	 ~~(12,320,020)~~	~~-~~
Capitalization of patent application costs	(140,675)	~~-~~(302)
Net cash provided (used) by investing activities	 ~~132,798~~(1,345,431)	 ~~(2,098,251)~~ 249,372

Cash flows from financing activities
Cash paid for subscription payable	 ~~(1,216,634)~~ (1,142,089)	-

~~Common stock issued for services~~Proceeds from acquisitions	 ~~-~~799,980	-
~~Common stock and warrants issued for cash~~Cash proceeds from stock subscriptions	 ~~325,000~~ 1,025,000	 ~~2,695,000~~ 514,050
Net cash provided (used) by financing activities	 ~~(891,634)~~ (682,891)	 ~~2,695,000~~ 514,050

Net increase (decrease) in cash	 ~~(149,359)~~ 1,353,790	 ~~145,286~~ (135,869)
Cash at beginning of period	$ 1,206,139	$ 968,202
Cash at end of period	 ~~$ 1,056,780~~ $ 2,559,929	 ~~$ 1,113,488~~ $ 832,333

Non-cash financing and investing activities:
~~Warrants~~ Common stock issued for ~~trade secrets~~intangibles and other	 ~~15,160,385~~15,160,386	 ~~-~~ 1,936,777
Minority interest acquired for conversion of notes	-	3,186,121
Acquisition of minority interests	-	20,935,308
Common stock subscriptions issued	-	2,650,950
Common stock issued for acquisitions	23,460,000	-
Revaluation of warrants issued for license agreement	(3,475,649)	-

See accompanying notes to the consolidated financial statements

Notes to Consolidated Financial Statements

NOTE 1- BUSINESS DESCRIPTION AND SIGNIFICANT ACCOUNTING POLICIES

BUSINESS DESCRIPTION:

Predictive Technology Group, Inc. together with its subsidiaries (collectively, “PTG” or the “Company”) develops and commercializes discoveries and technologies involved in novel molecular diagnostic and pharmaceutical therapeutic/Human Cells, Tissues and Human Cellular and Tissue-Based Products (“HCT/Ps”). The Company uses this information as the cornerstone in the development of new diagnostics that assess a person’s risk of disease and pharmaceutical therapeutics and HCT/Ps designed to effectively prevent and treat the disease.  The Company’s corporate headquarters are located in Salt Lake City, Utah.

SEGMENT INFORMATION :

In accordance with ASC 280-10-50, Segment Reporting, operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision-maker in making decisions regarding resource allocation and assessing performance.  The Company operates in two reportable segments: HCT/Ps and diagnostics and therapeutics. Predictive Biotech’s HCT/Ps are processed in our FDA registered lab. Our minimally manipulated tissue products are prepared utilizing proprietary extraction methods that reduce the loss of important scaffolding, growth factor and general cytokines and are intended for homologous use.  Predictive Technology's diagnostics and therapeutics uses data analytics for disease identification and subsequent therapeutic intervention through unique novel gene-based diagnostics, biotechnology treatments and companion therapeutics.

	3 months ended	6 months ended	Year ended
	 ~~September~~  December 31,	December 31,	June 30,
	2018	2018	2018
Segment revenues
Regenerative medicine products and HCT/Ps	 ~~$ 8,063,800~~ $ 10,687,037	$ 18,750,838	$ 16,624,336
Diagnostics and therapeutics	-	-	-
Total consolidated revenues	 ~~$ 8,063,800~~ $ 10,687,037	$ 18,750,838	$ 16,624,336

Segment operating income (loss)
Regenerative medicine products and HCT/Ps	 ~~$ 673,003~~ $ 2,059,400	$ 2,732,404	$ (5,821,549)

Diagnostics and therapeutics	 ~~(2,739,916)~~ (4,135,032)	(6,870,988)	(6,503,628)
Total consolidated operating income (loss)	$ (~~2,066,913~~2,075,632)	$ (4,138,584))	$ (12,325,177)

Reconciliation of segment operating income
to income before income taxes
Segment operating income	$ (~~2,066,913~~2,075,632)	$ (4,138,584)	$ (12,325,177)
Equity method gain/(loss)	 ~~(314,782)~~ (600,116)	(914,898)	(899,950)
Impairment charges	-	-	-
Interest income / (expense)	 ~~424~~ 489	912	199,953
Segment income before income taxes	$ (~~2,381,271~~2,675,259)	$ (5,052,570)	$ (13,025,174)

	3 months ended December 31,	6 months ended December 31,	Year ~~ended~~Ended June 30,
	 ~~September 31,~~2018	2018	 ~~June 30,~~2018
Capital assets, net	~~2018~~		~~2018~~
~~Regenerative medicine products and~~ HCT/Ps	 ~~$ 892,584~~ $ 1,417,153	$ 1,417,153	$ 438,277
Diagnostics and therapeutics	 ~~1,025,650~~ 1,053,451	1,053,451	335,592
Total capital assets, net	 ~~$ 1,918,234~~ $ 2,470,604	$ 2,470,604	$ 773,869

Depreciation expense
~~Regenerative medicine products and~~ HCT/Ps	 ~~$ 37,021~~ $ 66,970	$ 103,992	$ 82,306
Diagnostics and therapeutics	 ~~45,120~~ 58,910	105,021	68,339
Total depreciation expense	 ~~$ 82,141~~ $ 125,880	$ 209,013	$ 150,645

Intangible and equity method investment assets, net
~~Regenerative medicine products and~~ HCT/Ps	 ~~$ 7,643,543~~ $ 6,939,097	$ 6,939,097	$ 8,096,311
Diagnostics and therapeutics	 ~~101,078,430~~ 103,010,447	103,010,447	74,288,652
Total intangible and equity method investment assets, net	 ~~$ 108,721,973~~ $ 109,949,544	$ 109,949,544	 ~~$~~ $ 82,384,963

Amortization expense
~~Regenerative medicine products and~~ HCT/Ps	 ~~$ 704,445~~ $ 704,446	$ 1,408,892	$ 2,817,786
Diagnostics and therapeutics	 ~~884,851~~ 1,162,208	2,041,599	1,605,103
Total amortization expense	 ~~$ 1,589,296~~ $ 1,866,654	$ 3,450,491	$ 4,422,889

Warrants and options expense (non-cash)

~~Regenerative medicine products and~~ HCT/Ps	 ~~$ 55,749~~ $ 319,689	$ 375,438	$ 8,216,888
Diagnostics and therapeutics	 ~~599,199~~ 336,442	932,880	2,310,539
Total warrants and options expense (non-cash)	 ~~$ 654,948~~ $ 656,131	$ 1,308,318	$ 10,527,427

BASIS OF PRESENTATION:

This summary of significant accounting policies of the Company is presented to assist in understanding the financial statements.  The financial statements and notes are representations of the Company’s management, which is responsible for their integrity and objectivity.

Fiscal Year End

The Company operates on a fiscal year basis with the fiscal year ending on June 30.

Consolidation

These consolidated financial statements include the financial statements of Predictive Technology Group, Inc. and its wholly owned subsidiaries.  All inter-company accounts and transactions have been eliminated in consolidation.  Certain prior year amounts have been reclassified to conform to the current year presentation.

Cash Equivalents

The Company considers all highly-liquid investments with a maturity of three months or less, when purchased, to be cash equivalents.  The Company places its temporary cash investments with high-quality financial institutions. Accounts at each institution are insured by the Federal Deposit Insurance Corporation (“FDIC”) up to $250,000. At ~~September 30~~December 31, 2018 and June 30, 2018, the Company had $~~548,530~~ 2,059,929 and $956,139 in excess of the FDIC insured limit.

Going Concern

These financial statements were prepared on a going concern basis.  The going concern basis assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

Predictive Biotech, Inc. (“Predictive Biotech”), a subsidiary of PTG, began operations during the fiscal year ended June 30, 2017.   Since inception of operations, revenues have exceeded cash expenses and such excess contributes to the overall operations of PTG.

In addition, PTG has raised sufficient capital through stock subscriptions to fund its obligations under its licenses and other agreements for the development of molecular diagnostics products under license in Predictive Therapeutics, LLC (“Predictive Therapeutics”), a subsidiary of PTG.  It is anticipated that the initial sale of such products will take place in the ~~second half of calendar year 2018 and accelerating through the~~ first half of calendar year 2019 and accelerating through the second half of calendar 2019.

Accounts Receivable

Accounts receivable are recorded at the invoiced amount.  At the present time most sales are through credit cards, however from time to time, credit is granted to customers on a short-term basis without requiring collateral, and as such, these accounts receivable, do not bear interest, although a finance charge may be applied to such receivables that are past due.    The Company has in place credit policies and procedures and approval process for sales returns and credit memos.

Inventories

Inventories consist primarily of HCT/Ps produced by Predictive Biotech.  We value inventory at the lower of cost or net realizable value. We determine the cost of inventory using the standard-cost method, which approximates actual cost based on a first-in, first-out method.  All other costs, including administrative costs are expensed as incurred.

We analyze our inventory levels annually and write down inventory that has a cost basis in excess of its expected net realizable value, or that is considered in excess of normal operating levels, as determined by management.  The related costs are recognized as cost of goods sold in the Consolidated Statements of Operations.

Stock Subscriptions Receivable

Stock subscriptions are recorded as contra-equity on the day the subscription agreement is signed and accepted by the Company.  All stock subscribed as of the date of these financial statements has been collected.  The stock is not issued until subscriptions are collected.

Prepaid Expenses

Amounts paid in advance for expenses are accounted for as prepaid expenses and classified as current assets if such amounts are to be recognized as expense with the current period.

Property, Plant and Equipment

Lab equipment, furniture and computer equipment are stated at cost less accumulated depreciation. Depreciation and amortization are computed using the straight-line method based on the lesser of estimated useful lives of the related assets or lease terms. Lab equipment items have depreciable lives of 5 years, furniture items have depreciable lives of 5 to 7 years, and computer equipment items have depreciable lives of 3 years. Repairs and maintenance costs are charged to expense as incurred.

Intangible Assets and Other Long-Lived Assets

Intangible and other long-lived assets are comprised of acquired patents, licenses, trade secrets and other intellectual property.  Acquired intangible assets are recorded at fair value and amortized over the shorter of the contractual life or the estimated useful life.

Impairment of Long-Lived Assets

Long-lived assets, such as property, equipment, and definite-lived intangibles subject to depreciation and amortization, as well as acquisition costs of subsidiaries, are reviewed for impairment annually, as of April 1, or whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable.  Such events and circumstances may include sweeping regulatory changes, shifts in market demand that would negatively impact revenue, restrictions to capital markets, overall industry deterioration, dramatic increase in the number of competitors, rapidly increasing costs related to production inputs, significant changes in Company management or Company strategy, and/or significant litigation.  The Company first will assess qualitative factors above to determine whether it is necessary to perform the two-step impairment test to identify any impairment loss.

Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset or asset group to estimated future undiscounted net cash flows, or fair value, of the related asset or group of assets over their remaining lives.  The Company used a qualified, independent, and certified third-party valuation expert to determine the estimates of future cash flows that determine fair value. The Company then compared fair value to carrying value.  Other than what is recorded in the year ending June 30, 2017 financial statements seen above, there are no additional asset groups in which the fair value is less than or close to carrying value.

Revenue Recognition

In May 2014, the Financial Accounting Standards Board (FASB) issued the converged standard on revenue recognition with the objective of providing a single, comprehensive model for all contracts with customers to improve comparability in the financial statements of companies reporting using International Financial Reporting Standards and U.S. GAAP. The standard contains principles that an entity must apply to determine the measurement of revenue and timing of when it is recognized. The underlying principle is that an entity must recognize revenue to depict the transfer of goods or services to customers at an amount that the entity expects to be entitled to in exchange for those goods or services. An entity can apply the revenue standard retrospectively to each prior reporting period presented (full retrospective method) or retrospectively with the cumulative effect of initially applying the standard recognized at the date of initial application in retained earnings (modified retrospective method).

The standard was effective for the Company beginning July 1, 2018. The Company elected to adopt the standard using the modified retrospective approach. This approach was adopted because the Company believes the new Standard has very little impact on revenue recognition for the current products sold.

The Company generates revenue by selling Human Cell and Tissue Products (HC/TP’s) to clinics and doctors. Revenue from these sales are recorded at the invoiced amount net of any discounts or contractual allowances. The Company has determined that the shipment of the product indicates transfer of control for revenue recognition purposes.

We have evaluated each of the five steps in Topic 606, which are as follows:

1) Identify the contract with the customer;

2) Identify the performance obligations in the contract;

3) Determine the transaction price;

4) Allocate the transaction price to the performance obligations; and

5) Recognize revenue when (or as) performance obligations are satisfied.

Our conclusion is that we have identified similar performance obligations under ASC Topic 606 as compared with deliverables and separate units of account previously identified under the old standard. As a result, the timing of our revenue appears to remain the same in comparison to the prior revenue recognition guidance.

We sell our products through a direct sales force and through distribution in the U.S.  Revenues from these customers are recognized when all the following steps identified above have occurred.  These criteria are generally satisfied at the time of shipment when risk of loss and title passes to the customer.  We reserve for sales returns, including returns related to defective products, as a reduction in net sales, based on our historical experience.  These reserves are recorded as a reduction in net sales and are not considered material to our consolidated statements of income for ~~3~~ 6 months ended ~~September 30~~December 31, 2018 and for the year ended June 30, 2018.

The Company also has significant experience with historical discount patterns and uses this experience to finalize transaction prices. In accordance with ASU 2016-12, the Company would elect to exclude from the measurement of transaction price, all taxes assessed by a governmental authority that are both imposed on and concurrent with a specific revenue-producing transaction and collected by the Company from a customer for e.g. sales tax, value added tax etc.  However, as our business is thus far not with the end consumer, the collection of taxes is unnecessary.

The Company has also elected to apply the practical expedient for not adjusting revenue recognized for the effects of the time value of money. This practical expedient has been elected because the Company collects cash directly from customers immediately adjacent to shipment.

There are also certain considerations related to internal control over financial reporting that are associated with implementing Topic 606. We are currently evaluating our control framework for revenue recognition and identifying any changes that may need to be made in response to the new guidance. Disclosure requirements under the new guidance in Topic 606 have been significantly expanded in comparison to the disclosure requirements under the current guidance.

Shipping and Handling

We bill our customers for shipping and handling charges, which are included in net sales for the applicable period, and the corresponding shipping and handling expense is reported in cost of sales.

Research and Product Development Costs

The Company expenses research and product development costs as incurred.

Product Liability and Warranty Costs

The Company maintains product liability insurance and has not experienced any related claims from its products offerings. The Company also offers a warranty to customers providing that its products will be delivered free of any materials defects.  There have been no material costs incurred since inception based on estimated return rates.  The Company reviews the adequacy of its recorded accrual on a quarterly basis.

Income Taxes

Deferred tax assets and liabilities are recorded to reflect the future tax consequences attributable to the effects of differences between the carrying amounts of existing assets and liabilities for financial reporting and for income tax purposes. Deferred taxes are calculated by applying enacted statutory tax rates and tax laws to future years in which temporary differences are expected to reverse. The impact on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that the rate change is enacted.

Measurement of Fair Value

The fair value of a financial instrument is the amount that could be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Financial assets are marked to bid prices and financial liabilities are marked to offer prices. Fair value measurements do not include transaction costs. A fair value hierarchy is used to prioritize the quality and reliability of the information used to determine fair values.  Categorization within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The fair value hierarchy is defined in the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities.

Level 2: Observable market-based inputs or inputs that are corroborated by market data.

Level 3: Unobservable inputs that are not corroborated by market data.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of sales and expenses during the reporting periods.  Key estimates in the accompanying consolidated financial statements include, among others, revenue recognition, allowances for doubtful accounts and product returns, provisions for obsolete inventory, valuation of long-lived assets, and deferred income tax asset valuation allowances.  Actual results could differ materially from these estimates.

Recently Issued Financial Accounting Standards

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) (“ASU 2016-02”), which modified lease accounting for both lessees and lessors to increase transparency and comparability by recognizing lease assets and lease liabilities by lessees for those leases classified as operating leases under previous accounting standards and disclosing key information about leasing arrangements. ASU 2016-02 will be effective for the Company beginning July 1, 2019 and early adoption is permitted. We are currently evaluating the timing of its adoption and the impact of adopting the new lease standard on our consolidated financial statements.

In January 2017, the FASB issued ASU No. 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business , which provides guidance to entities to assist with evaluating when a set of transferred assets and activities is a business and provides a screen to determine when a set is not a business. Under the new guidance, when substantially all of the fair value of gross assets acquired (or disposed of) is concentrated in a single identifiable asset, or group of similar assets, the assets acquired would not represent a business. Also, to be considered a business, an acquisition would have to include an input and a substantive process that together significantly contribute to the ability to produce outputs. The new standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017, and should be applied on a prospective basis to any transactions occurring within the period of adoption. Early adoption is permitted for interim or annual periods in which the financial statements have not been issued. We do not presently anticipate that the adoption of ASU 2017-01 will have a material impact on our consolidated financial statements.

In October 2016, the FASB issued ASU No. 2016-16, Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other than Inventory , which requires the recognition of the income tax consequences of an intra-entity transfer of an asset, other than inventory, when the transfer occurs. ASU 2016-16 will be effective for us beginning on July 1, 2018. We are currently evaluating the impact of adopting ASU 2016-16 on our consolidated financial statements.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments , which addresses eight specific cash flow issues with the objective of reducing the existing diversity in practice in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. ASU 2016-15 will be effective for us beginning on July 1, 2018 with early adoption permitted. We do not presently anticipate that the adoption of ASU 2016-15 will have a material impact on our consolidated financial statements.

In January 2016, the FASB issued ASU No. 2016-01, Financial Instruments - Overall: Recognition and Measurement of Financial Assets and Financial Liabilities, which amends the guidance regarding the classification and measurement of financial instruments. Changes to the current guidance primarily affect the accounting for equity investments, financial liabilities under the fair value option, and the presentation and disclosure requirements for financial instruments. In addition, ASU 2016-01 clarifies guidance related to the valuation allowance assessment when recognizing deferred tax assets resulting from unrealized losses on available-for-sale debt securities. ASU 2016-01 will be effective for us beginning on July 1, 2018. Early adoption is not permitted except for the provision to record fair value changes for financial liabilities under the fair value option resulting from instrument-specific credit risk in other comprehensive income. Upon adoption of ASU 2016-01, an entity should apply the amendments by means of a cumulative-effect adjustment to the balance sheet at the beginning of the first reporting period in which the guidance is effective. We do not presently anticipate that the adoption of ASU 2016-01 will have a material impact on our financial statements.

In November 2015, the FASB issued ASU 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes , which will require all deferred tax assets and deferred tax liabilities to be presented as noncurrent within a classified balance sheet. ASU 2015-17 was effective for us as of July 1, 2017. ASU 2015-17 may be applied either prospectively to all deferred tax assets and liabilities or retrospectively to all periods presented. We have elected not to early adopt ASU 2015-17. We do not anticipate that the adoption of ASU 2015-17 will have a material impact on our financial statements.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606) , to update the financial reporting requirements for revenue recognition. Topic 606 outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. The guidance is based on the principle that an entity should recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to fulfill a contract. This guidance is effective for us beginning on July 1, 2018, and entities have the option of using either a full retrospective or a modified retrospective approach for the adoption of the new standard. We have evaluated the adoption of this standard on a retrospective basis and believe it will have no material impact to what has been reported.  Therefore, the Company will adopt this standard on a modified retrospective basis.

NOTE 2- BUSINESS COMBINATIONS AND EQUITY METHOD INVESTMENTS

Predictive Therapeutics, LLC

On April 15, 2015, Global Enterprises Group, Inc. (“GLHO”) acquired 100% of Predictive Therapeutics, LLC.  After the acquisition, GLHO changed its name to Predictive Technology Group, Inc.   On October 31, 2015, the initial agreement was modified to make certain technical corrections and adjustments for contingencies which were not met at that date.  The Company issued a total of 131,058,458 shares of common stock in this transaction.  Under this merger agreement, there was a change in control which has been treated for accounting purposes as a reverse recapitalization.

LifeCode Genetics, Inc.,

On November 6, 2015, the Company announced the acquisition of LifeCode Genetics, Inc. (“LifeCode”) as its wholly owned subsidiary. LifeCode holds a strategic equity investment of 10.169% in Juneau Biosciences, LLC (“Juneau”).   In addition to the development of an assay and related services for the prognosis and monitoring of endometriosis in the infertility market which the Company has licensed, Juneau is developing technologies for the diagnosis of other women’s health issues.

The Company issued 6,561,870 common shares to acquire LifeCode and has recorded the acquisition as a Portfolio Investment with a valuation set at $16,404,675.

A share exchange agreement was entered into on September 22, 2015 that required the Company to issue to LifeCode former shareholders to meet the terms of the exchange agreement an additional 5,718,372 shares.  Using the OTC value (defined as the share price listed on the date of the transaction in the over-the-counter dealer markets and networks) for the additional shares issued results in an increase of value to $30,700,605, an increase of $14,295,930.  A valuation performed by an external outside valuation expert supports a September 22, 2015 value of $16,520,150 resulting in a day one impairment of $14,180,455.

The fair value of the purchase consideration issued to the sellers of LifeCode was allocated to the units of equity acquired.

Juneau reports to its members on a calendar year basis and LifeCode records its distributable share of such reported income using the equity method.

SEC Rule 4-08(g) of Regulation S-X requires a registrant to disclose, in the notes to its financial statements, summarized balance sheet and income statement information of all investees on an aggregate basis, if deemed significant.  See such summaries below.  The numbers presented in the schedules below related to Juneau are audited for the fiscal year ended December 31, 2017, and are unaudited for the year ended December 31, 2018.

Juneau Bioscience, LLC
Consolidated Balance Sheets

	December 31,
	2018	2017
Assets	Unaudited	Audited
Current assets
Cash	148,527	$ 40,077
Total current assets	148,527	40,077
Other long-term assets	27,159,139	152,824
Total assets	$ 27,307,666	$ 192,901

Liabilities and member's equity
Current liabilities
Accounts payable	$ 2,243	$ 23,786
Accrued liabilities	1,255,674	5,744,449
Total current liabilities	1,257,917	5,768,235
Long-term Liabilities	1,398,968	1,303,074
Member's equity
Additional paid-in capital	57,902,036	22,196,288
Accumulated deficit	(33,251,255)	(29,074,696)
Total member's equity	24,650,781	(6,878,408)

Total liabilities and member's equity	$ 27,307,666	$ 192,901

~~Juneau Biosciences, LLC~~
~~BALANCE SHEETS~~

	~~December 31,~~	~~December 31,~~
	~~2017~~	~~2016~~
~~Assets~~
~~Current Assets~~
~~Cash~~	 ~~$ 40,077~~	 ~~$ 69,718~~
~~Accounts receivable~~	 ~~-~~	 ~~-~~
~~Inventory~~	 ~~-~~	 ~~-~~
~~Total Current Assets~~	 ~~40,077~~	 ~~69,718~~

~~Fixed Assets~~
~~Machinery & equipment~~	 ~~742,642~~	 ~~742,642~~
~~Accumulated depreciation~~	 ~~(742,642)~~	 ~~(742,642)~~
~~Total Fixed Assets~~	 ~~-~~	 ~~-~~

~~Other Assets~~
~~Patents~~	 ~~168,476~~	 ~~163,426~~
~~Accumulated Amortization~~	 ~~(64,385)~~	 ~~(54,673)~~
~~Security Deposits~~	 ~~39,022~~	 ~~34,922~~
~~Total Other Assets~~	 ~~143,113~~	 ~~143,675~~

~~Total Assets~~	 ~~$ 183,190~~	 ~~$ 213,393~~

~~Liabilities~~
~~Current Liabilities~~
~~Accounts Payable~~	 ~~$ 13,321~~	 ~~$ 1,049,529~~
~~Credit Card Payable~~	 ~~-~~	 ~~18,308~~
~~Salary Payable~~	 ~~898,669~~	 ~~843,727~~
~~Accrued Payroll Liabilities~~	 ~~416~~	 ~~32,853~~
~~Accrued Interest~~	 ~~266,320~~	 ~~860,042~~
~~Notes Payable~~	 ~~1,051,968~~	 ~~3,325,072~~
~~Due to related parties~~	 ~~417,000~~	 ~~768,968~~
~~Total Current Liabilities~~	 ~~2,647,694~~	 ~~6,898,499~~
~~Total Liabilities~~	 ~~2,647,694~~	 ~~6,898,499~~

~~Members’ equity~~

~~34,117,912 and  28,138,878 units issued and outstanding at December 31, 2017and December 31, 2016, respectively Additional paid-in capital, investor capital of $26,367,947 and vested unit options of $1,998,980 on December 31, 2017, and~~

	 ~~-~~ 	 ~~-~~
~~investor capital $21,036,988, vested warrants at $4,200, and vested unit options of $1,303,074 on December 31, 2016~~	 ~~28,366,927~~	 ~~22,344,262~~
~~Retained Deficit~~	 ~~(30,831,431)~~	 ~~(29,029,368)~~
~~Total Members’ Deficit~~	 ~~(2,464,504)~~	 ~~(6,685,106)~~
~~Total Liabilities and Members' Deficit~~	 ~~$ 183,190~~	 ~~$ 213,393~~

~~Juneau Biosciences, LLC~~
~~STATEMENTS OF OPERATIONS~~

~~For the Years Ended~~
	~~December 31,~~	~~December 31,~~
	~~2017~~	~~2016~~
~~License Income (Related Party)~~	 ~~$ 1,005,830~~	 ~~$ 877,560~~
~~Research & Development (Related Party)~~	 ~~$ 1,350,000~~	 ~~$ -~~
~~Consulting (Related Party)~~	 ~~$ 88,237~~	 ~~$ -~~
	 ~~$ 2,444,067~~	 ~~$ 877,560~~
~~Operating Expenses~~
~~General and administrative expenses~~	 ~~1,855,485~~	 ~~596,011~~
~~General and administrative expenses (Related Party)~~	 ~~671,178~~	 ~~990,021~~
~~Stock-based Compensation~~	 ~~695,907~~	 ~~71,851~~
~~Travel and entertainment~~	 ~~9,064~~	 ~~4,654~~
~~Interest expense~~	 ~~1,004,791~~	 ~~463,558~~
~~Depreciation expense~~	 ~~-~~	 ~~3,377~~
~~Amortization expense~~	 ~~9,711~~	 ~~9,575~~
~~Total Operating Expenses~~	 ~~4,246,136~~	 ~~2,139,047~~
~~Loss from opertions~~	 ~~(1,802,069)~~	 ~~(1,261,487)~~
~~Other Income (Expenses)~~
~~Other Income~~	 ~~6~~
~~Total Other Expenses~~	 ~~6~~	 ~~-~~
~~Net Loss before Income Taxes~~	 ~~(1,802,063)~~	 ~~(1,261,487)~~
~~Income Tax Benefit~~	 ~~-~~	 ~~-~~
~~Net Loss~~	 ~~$ (1,802,063)~~	 ~~$ (1,261,487)~~
~~Net Loss per Common Unit~~	 ~~$ (0.06)~~	 ~~$ (0.05)~~

~~Weighted Average Number of Common Units Outstanding~~	 ~~29,341,866~~	 ~~27,782,968~~

Juneau Bioscience, LLC
Consolidated Statements of Operations

	Years ended December 31,
	2018	2017
	Unaudited	Audited
Revenue from operations (net)	$ 2,554,037	$ 2,443,677
Gross profit from operations	2,554,037	2,443,677

Operating expenses
General and administrative	4,973,927	2,489,421
Total operating expense	4,973,927	2,489,421
Loss from operations	(2,419,890)	(45,744)

Other income (expense)
Other income (expense)	66	396
Net income / (loss)	$ (2,419,824)	$ (45,348)

ReNovo Biotech, Inc.

On March 28, 2016, the Company announced the acquisition of ReNovo Biotech, Inc. as its wholly owned subsidiary.  The acquisition provides the Company access to ReNovo Biotech’s cellular, tissue, biomaterial and regenerative medicine products and product candidates. This subsidiary is operated under the name Predictive Biotech, Inc. The Company issued 9,500,000 common shares to effect the acquisition which is recorded at a cost of $14,087,000.

The purchase price was allocated to “trade secrets” including protocols to develop an amniotic allografts and umbilical cord allograft line of products in accordance with the provisions of ASC 805, Business Combinations .  Such trade secrets were determined to be recognizable apart from any form of goodwill and are “technology-based”.

Aggregate amortization expense for the ~~3~~ 6 months ended ~~September 30~~December 31, 2018 and ~~September 30~~December 31, 2017, was approximately and $~~704,446,~~ 1,408,893 and $~~850,116~~ 1,700,233 respectively.

Estimated amortization expense for the developed technology consists of the following as of ~~September 30~~December 31, 2018:

Year Ending June 30
2019	2,817,786
2020	2,817,786
2021	2,460,739

Inception DX, LLC

On August 22, 2018, the Company entered into an agreement captioned “Securities Purchase Agreement” with the members of Inception DX, LLC (“Inception”), a Utah limited liability company. Under the terms of the agreement, the Company acquired Inception for 15,500,000 shares of common stock. Inception owns laboratory equipment, partial interest in database records for over 31,900,000 individuals for use in genetics research, 400,000 units in Juneau Biosciences, LLC, initial CLIA registration, CLIA lab protocols, and other assets. Once the CLIA registration is completed, Inception will be used as a CLIA laboratory by Predictive Technology Group, Inc. and its affiliates.

The stock issued was for cash, laboratory equipment, Juneau Biosciences, LLC units “Juneau units”, and trade secrets related to the DNA database and protocols related to a future laboratory use as a CLIA lab.  The cash was valued at face value.  The Juneau units was based on the valued assigned when the Company entered into a subscription to purchase units of Juneau ($1.10 per unit).  The laboratory equipment was valued at market value as it had not been used and the Company is aware of the approximate market purchase price.  It will be classified as equipment with a 5-year life.  The proprietary data, DNA library, protocols, research and methods are classified as a trade secret in our industry.  Therefore, the Company determined to allocate the remaining value of the assets purchased as a trade secret with a 15-year life.

The stock price on 8/22/2018 was $0.92/share.  Indicating a purchase price of $14,260,000 requiring allocation:

·	Cash	$799,980

·	Lab equipment	700,000

·	Investment in minority interest	440,000

·	Trade secrets	12,320,000

	Total Purchase Price	$14,260,000

The financial statements presented above reflect the increase of this minority interest investment.  The 400,000 units acquired in this acquisition increased our ownership less than 1%, and as such, the Company has not acquired more than 50% of Juneau, in total, as of ~~September~~ December 31, 30, 2018.  The $440,000 allocated to Investment in Minority Interest is offset by our estimated share of the loss in Juneau’s operations for the ~~quarter~~ six months ended ~~September 30~~December 31, 2018 ~~.~~

Aggregate amortization expense for the trade secrets for the 6 months ended December 31, 2018 and December 31, 2017, was approximately and $358,896, and $0 respectively.

Estimated amortization expense for the trade secrets consists of the following as of December 31, 2018:

Year Ending June 30
2019	$ 717,791
2020	821,297
2021	821,297
2022	821,297
Thereafter	$ 9,138,337

Taueret Laboratories, LLC

On August 22, 2018, the Company entered into an agreement captioned “Asset Purchase Agreement” (the “Purchase Agreement”) with Taueret Laboratories, LLC and its members. Under the terms of the Purchase Agreement, the Company issued warrants exercisable for 16,500,000 shares of the Company’s common stock. The warrants were exercisable at fair market value of the Company’s common stock on the closing date. In consideration for the warrants, the Company acquired (i) approximately 1,000 degenerative disc disease related DNA samples, related family records, relevant clinical records (including approximately 600 affected probands) and 800 ancestry matched control samples, (ii) whole exome sequencing data on approximately 300 degenerative disc disease samples, over 800 local controls, and published reference populations, together with initial analysis of the markers, (iii) project plan, study paperwork, promotional study and materials used in the research study, (iv) exclusive use of a DNA biobank that has collection over 300,000 samples for multiple diseases that the Company may target, (v) the remaining interest in database records for over 31,900,000 individuals for use in genetics research, and (vi) other assets.

The warrants issued are for proprietary data and methods that are otherwise a trade secret in our industry.  Therefore, the Company determined to classify the assets purchased as trade secrets with a 15-year life.  The Company ran a Black Scholes calculation to determine valuation of the warrants to determine the purchase price of $15,160,385.

Aggregate amortization expense for the trade secrets for the 6 months ended December 31, 2018 and December 31, 2017, was approximately and $291,481, and $0 respectively.

Estimated amortization expense for the trade secrets consists of the following as of December 31, 2018:

Year Ending June 30
2019	$ 883,277
2020	1,010,646
2021	1,010,646
2022	1,010,646
Thereafter	$ 11,245,169

Regenerative Medical Technologies, Inc.

On December 19, 2018 the Company executed a merger with the members of Regenerative Medical Technologies, Inc. (“RMT”), a Utah corporation. The Company acquired RMT for 10,000,000 shares of common stock. RMT holds various assets including (i) models, methods and protocols for collection birthing tissue and DNA samples, (ii) patient registry models, methods and protocols to collect clinical outcomes and electronic medical records, and (iii) designs and methodologies relating to many initiatives that are complementary to anticipated product offerings and ongoing research, and (iv) other assets.

The stock price on 12/19/2018 indicated a purchase price of $9,200,000 requiring allocation.  The Company determined that the assets acquired qualify for treatment as trade secrets within in industry, and the purchase price was allocated as such.  The Company believes the trade secrets in this combination will be used over a period of 15 years, and as such will amortize over that period.

Aggregate amortization expense for the 6 months ended December 31, 2018 and December 31, 2017, was approximately and $27,586, and $0 respectively.

Estimated amortization expense for the assets consists of the following as of December 31, 2018:

Year Ending June 30
2019	$	$ 331,032
2020		613,333
2021		613,333
2022		613,333
Thereafter		$ 7,028,968

NOTE 3- INVENTORIES

	Period ended	Year ended
	~~September 30,~~December 31,	June 30,
	2018	2018
Finished goods	 ~~$ 2,308,082~~ $ 2,166,644	$ 1,621,745
Work-in-process	 ~~1,059,063~~ 1,722,420	2,148,989
Shipping supplies	 ~~16,510~~ 23,382	20,640
Total inventory on hand	 ~~$ 3,383,655~~ $ 3,912,445	$ 3,791,374

NOTE 4- PROPERTY, PLANT AND EQUIPMENT, NET

	Period ended	Year ended
	~~September 30,~~December 31,	June 30,
	2018	2018
Computer equipment	 ~~$ 254,464~~ $ 305,254	$ 154,132
Furniture	 ~~36,942~~ 37,663	36,942
Lab equipment	 ~~1,341,907~~1,542,929	504,203
Software	321,881
Other fixed assets in progress	 ~~523,920~~ 627,757	234,460
	 ~~$ 2,157,233~~ $ 2,835,484	$ 929,737

Less accumulated depreciation	 ~~(238,999)~~ (364,880)	(155,867)

Property, plant and equipment, net	 ~~$ 1,918,234~~ $ 2,470,604	$ 773,870

NOTE 5- INTANGIBLE ASSETS

Predictive Technology Group, Inc. through its subsidiary Predictive Therapeutics, LLC has a number of patents and license agreements categorized under “Intellectual Property” and “Licenses Agreements.”

License Agreements with Juneau

Subsequently, on December 28, 2016, Predictive Therapeutics and Juneau amended and restated the license agreement dated July 9, 2015.  The amended license fees associated with this agreement required minimum monthly payments of $100,000 through April 2017. Beginning in May 2017, minimum monthly payments of $120,000 were required through August 2017, and subsequent payments of $500,000 for the next four consecutive months.  The term of the license is for a term ending at the last expired claim of the licensed patents. In the event of a default, either party may terminate the agreement (i) thirty days after the party who is in material breach receives notice of the breach from the non-breaching party where (ii) the breaching party fails to cure the breach during said thirty-day period.  Additionally, the Company issued additional warrants and stock for the license (see Note 7) in order to finalize a subscription agreement.  This amounted to $18,159,211, in total value, issued in March of 2018.

An additional license fee of $2,000,000 is due and payable once the Company has received profits of $25,000,000 under the agreement.

Upon first commercial sale of the licensed assay, the Company will issue Juneau common shares with a market value of $2,500,000.  Net sales, once commercially available, are split evenly by the Company and Juneau after deducting the cost of the lab test fees, subject to certain minimums.

In addition to the license for the commercialization of assays and related services for the prognosis and monitoring of endometriosis in the infertility market, the Company has entered into a license agreement with Juneau to use the assay as a companion diagnostic test as the rationale for on-label endometriosis therapeutic patents.  This license agreement was amended and restated on December 28, 2016.

The agreement initially required a $250,000 license fee which was paid during 2013 and 2014.  A subsequent milestone payment of 250,000 shares of Company stock was due to Juneau on October 19, 2016 and was previously issued.   Once FDA approval is granted on any companion diagnostic test, a final milestone payment of $250,000 is due.

The agreement requires a 2% royalty for the sale of patented therapeutic products specifically covered by the agreement.

The Company has elected to capitalize the periodic payments when paid, through the development stage, and amortizes the licenses using the expected life of the underlying patents.

In December of 2018 the Company and Juneau agreed that, due to extenuating circumstances, they renegotiated the price paid for the license. The warrants issued initially for this license agreement were cancelled, and a new round of warrants was issued with a higher strike price. Based on the issue date in December, and using the Company's market price of stock for valuation, there was a decrease in the value assigned to the license agreement of approximately $3.5M. There was an associated adjustment to amortization expense.

Amortization expense for ~~3~~ 6 months ended ~~September 30~~December 31, 2018 and ~~September 30~~December 31, 2017, was approximately and $~~513,667,~~ 986,749 and $65,966 respectively. We did not record any impairment charges during the ~~3~~ 6 months ended ~~September 30~~December 31, 2018 and ~~September 30~~December 31, 2017.

Estimated amortization expense for the developed technology consists of the following as of ~~September 30~~December 31, 2018:

Year Ending June 30
2019	 ~~$ 2,165,560~~ $ 1,892,330
2020	 ~~2,165,560~~ 1,742,941
2021	 ~~2,165,560~~ 1,742,941
2022	1,742,941
~~2022~~ Thereafter	 ~~2,165,560 $ 13,074,058~~ $ 10,441,776

Other Patents and Technologies

Patents were acquired by Predictive Therapeutics, LLC on September 22, 2015 by issuing 541,325 Class A Units of Predictive Therapeutics and have no contingencies or royalty obligations.  These patents were recorded on Predictive Therapeutics, LLC’s books at a purchase price of $9,750,000.

Amortization expense for the ~~3~~ 6 months ended ~~September 30~~December 31, 2018 and ~~September 30~~December 31, 2017 was approximately $~~191,174,~~ 382,348 and $158,723, respectively.  We did not record any impairment charges during these periods.

Estimated amortization expense for the developed technology consists of the following as of ~~September 30~~December 31, 2018:

Year Ending June 30
2019	$ 764,696
2020	764,696
2021	794,696
2022 ~~Thereafter~~	794,696~~$7,615,137~~
Thereafter	$ 4,556,355

NOTE 6 - VARIABLE INTEREST ENTITIES

ASC Topic 810 requires the primary beneficiary of a Variable Interest Entity (“VIE”) to consolidate the entity and also requires majority and significant variable interest investors to provide certain disclosures. A VIE is an entity in which the equity investors do not have a controlling interest or in which the equity investment at risk is insufficient to finance the entity’s activities without receiving financial support from the other parties.

In evaluating whether the Company has the power to direct the activities of a VIE that most significantly impact its economic performance, we consider the purpose for which the VIE was created, the importance of each of the activities in which it is engaged and our decision-making role, if any, in those activities that significantly determine the entity’s economic performance as compared to other economic interest holders. This evaluation requires consideration of all facts and circumstances relevant to decision-making that affects the entity’s future performance and the exercise of professional judgment in deciding which decision-making rights are most important.

In determining whether the Company has the right to receive benefits or the obligation to absorb losses that could potentially be significant to the VIE, we evaluate all of our economic interests in the entity, regardless of form (debt, equity, management and servicing fees, and other contractual arrangements). This evaluation considers all relevant factors of the entity’s design, including: the entity’s capital structure, contractual rights to earnings (losses), subordination of our interests relative to those of other investors, contingent payments, as well as other contractual arrangements that have the potential to be economically significant. The evaluation of each of these factors in reaching a conclusion about the potential significance of our economic interests is a matter that requires the exercise of professional judgment.

Juneau Biosciences, LLC

The Company has license agreements with Juneau as described in note 3.  The Company owns approximately 39% ownership of Juneau.   Additionally, the Company owns an interest of approximately 10% in Juneau through its wholly owned subsidiary, LifeCode.

On August 3, 2017, the Company entered into an unsecured loan agreement where it lent Juneau the principal amount of $300,000. The loan is convertible into Class A Units of Juneau at the rate of $1.00 per unit. On August 8, 2017, an additional loan was made to Juneau to renegotiate a debt Juneau owed to a third party.  On December 31, 2017, principal and accrued interest in the aggregate amount of $3,685,308 was owed on the notes referenced above. Effective December 31, 2017, the Company exercised its right to convert the amounts owed on the notes into Class A Units and Juneau issued 3,685,308 Class A Units to the Company upon conversion of all amounts owed on said notes.

In December 2017, the Company and Juneau reached verbal agreement on many of the terms described below. In early 2018, the terms were finalized and memorialized in a subscription agreement executed by the Company and Juneau. The subscription agreement was subsequently amended and restated on two occasions. The latest amendment occurred on August 22, 2018. The subscription agreement, as amended, provides:

~~·~~

~~· For~~ For a subscription in the total amount of 15,681,818 Class A Units at a price of $1.10 per unit.

~~·~~

~~· The~~ The investment to be made in tranches:

~~o~~

~~o~~ The first tranche was $1,875,000 and was paid in full;

~~o~~

~~o~~ The second tranche was $400,000 and was paid subsequent to year end; and

~~o~~

~~o~~ The third tranche is $15,000,000 and will be paid in monthly installments totaling $4,409,390 in fiscal 2019, installments of $7,200,000 in fiscal 2020 and installments of $3,390,610 in fiscal 2021.

~~·~~

~~· The~~ The Company has the right to stop funding at any time.

~~·~~

~~· If~~ If the Company stops funding the investment, any securities that are not paid for will be returned to Juneau for cancellation.

~~·~~

~~· There~~ There is a use of proceeds associated with the funding as well as oversight of operating budgets and expenditures.

~~·~~

~~· The~~ The Juneau board was expanded by three members and the vacancies were filled by nominees of the Company.

~~·~~

~~· The~~ The Company’s licenses with Juneau were amended to reduce the royalty rate and expand the scope of the licenses to include the entire field of endometriosis and pelvic pain in consideration for the issuance of 1,000,000 shares of the Company’s common stock and warrants exercisable for 14 million shares of common stock at $.80 per share.

~~·~~

~~· The~~ The Company granted Juneau piggy-back registration rights with respect to the common stock issued to Juneau and issuable to Juneau upon exercise of the warrant.

~~·~~

~~· The~~ The shares issued or issuable to Juneau are subject to a one-year lock-up.

~~·~~

~~· The~~ The subscription contemplates the possible acquisition of Juneau by the Company on terms to be subsequently agreed.

~~·~~

~~· If~~ If the Company does not fund the entire subscription, then the ongoing obligations of Juneau that do not relate to the license agreements will terminate.

On October 8, 2018 the Company and Juneau agreed that, due to extenuating circumstances, it was determined to decrease the amount of units subscribed to in the aforementioned amendment. The Company agreed to subscribe to 14,000,000 units at a purchase price of $1.10 per unit, a decrease in the subscription of 1,681,818 units. As mentioned in Note 5, the warrants associated with this agreement for the licenses were negotiated separately at a later date.

Juneau regularly seeks, and has received, investments from private investors and holds debt from other creditors.  Juneau’s management and a majority of the Juneau board of managers are independent of the Company. The Company owns less than 50% of the outstanding equity of Juneau. Accordingly, Management has concluded that the Company is not the primary beneficiary of Juneau and accordingly, does not hold a significant variable interest in Juneau sufficient to require consolidation.

The Company continues to reevaluate this business relationship to determine whether it may be subject to the VIE model.

NOTE 7- ACCRUED LIABILITIES

	Period ended	Year ended
	~~September 30,~~December 31,	June 30,
	2018	2018
Employee compensation and benefits	 ~~$ 503,191~~ $ 413,683	$ 281,768
Other	 ~~204,326~~ 673,968	1,037,833
Total accrued liabilities	 ~~$ 707,517~~ $ 1,087,651	$ 1,319,601

 NOTE 8- INCOME TAXES

The components of the provision for income taxes for the quarter ended ~~September 30~~December 31, 2018 and the year ended June 30, 2018, consisted of the following:

	~~Sept 30~~December 31,	June 30,
	2018	2018
Deferred tax assets:
Net operating loss carry-forwards	 ~~$ 47,659~~ $ 55,560	$ 28,831
Depreciation and Amortization	 ~~(19,140)~~ (136,638)	(63,551)
Other	 ~~18,683~~ 34,071	11,374
R&D Credit	 ~~18,391~~ 198,367	276,012
Valuation Allowance	 ~~(65,594)~~ (151,360)	(252,666)
Net Deferred Taxes	$ -	$ -

~~At September 30~~At December 31, 2018 and June 30, 2018, the Company had net operating loss carry-forwards of approximately $~~50,280~~ 157,412 and $718,557 , respectively, which will expire in the years 2035-2037.

We are subject to income taxes in the United States. Significant judgment is required in determining our provision for income taxes and recording the related assets and liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. In our opinion, we have made adequate provisions for income taxes for all years subject to audit.

Although we believe our estimates are reasonable, the final outcomes of these matters may be different from those which we have reflected in our historical income tax provisions and accruals. Such differences could have a material effect on our income tax provision and operating results in the period in which we make such determination.

NOTE 9- SHAREHOLDER’S EQUITY

As of ~~September 30~~December 31, 2018, and June 30, 2018, the Company had ~~238,846,403~~ 248,846,403 and 224,496,403 shares issued and outstanding or pending issuance under contractual obligation.

The company issued 10,000,000 shares of its common stock on December 19, 2018 to acquire Regenerative Medical Technologies, Inc., see note 2.

The company issued 15,500,000 shares of its common stock on July 22, 2018 to acquire Inception Dx Laboratories, see note 2.

On August 7, 2018 the Company issued 50,000 shares of common stock for services related to the HCT/P business.

On August 30, 2018, the Company entered into an agreement captioned Consulting Agreement with Avira Financial, LLC whereby Avira will be performing various business development, marketing and consulting services for the Company. In consideration for these services, the Company granted warrants to Avira exercisable for 5,250,000 shares of the Company’s common stock with a strike price equal to the closing price of the Company’s common stock on the date of grant. Warrants to acquire 250,000 shares vested upon issuance and the remainder of the warrants vest over a three year period, subject to accelerated vesting upon the occurrence of certain events. The warrants expire on the earlier of (i) the five year anniversary of the date of issuance or (ii) the date the Consulting Agreement is terminated.

On August 30, 2018, the Company authorized the grant of stock options exercisable for 15,840,000 shares of common stock to employees. All options are exercisable at the closing price of the Company’s common stock on the date of grant.  As of December 31, 2018, 1,990,000 options had been granted from this authorization.

The following is a summary of warrant activity from July 2016 through ~~September~~ December 2018:

			Weighted Average
	Number of	Weighted Average	Remaining
	Warrants	Exercise Price	Contractual Life
Warrants:
Outstanding June 30, 2016	620,000
Granted	13,266,920	$ 0.50	4.5
Exercised	-	-	-
Forfeited/Cancelled	-	-	-
Outstanding June 30, 2017	13,886,920	0.50	4.5
Granted	28,381,600	0.50	4.0
Exercised	-	-	-
Forfeited/Cancelled	-	-	-
Outstanding June 30, 2018	42,268,520	$ 0.50	~~3.9~~4.1
Granted	 ~~21,750,000~~ 35,750,000	 ~~0.92~~ 0.91	~~5.0~~4.8
Exercised	-	-	-
Forfeited/Cancelled	 ~~-~~(14,000,000)	 ~~-~~ 0.80	 ~~-~~  4.5
Outstanding ~~September 30~~December 31, 2018	64,018,520	$ 0.64	~~4.3~~4.4

NOTE 10- EARNINGS PER COMMON SHARE (EPS)

The computation of weighted average shares outstanding and the basic and diluted earnings per common share for the following periods consisted of the following:

		Weighted
	Net	Average Shares	Per Share
	Loss	Outstanding	Amount
Three months ended December 31, 2017
Basic EPS and diluted	(376,291)	203,135,262	(0.002)

Three months ended December 31, 2018
Basic EPS and diluted	(2,675,259)	230,111,417	(0.012)

~~Period ended September 30, 2018~~
~~Basic EPS and diluted~~	 ~~(2,381,271)~~	 ~~223,253,751~~	 ~~(0.011)~~

		Weighted
	Net	Average Shares	Per Share
	Loss	Outstanding	Amount
Six months ended December 31, 2017
Basic EPS and diluted	(5,513,927)	203,135,262	(0.027)

Six months ended December 31, 2018
Basic EPS and diluted	(5,052,570)	230,111,417	(0.022)

As the Company is in a loss position, any calculation with dilutive effects would reduce the loss per share amount, and, as such, the Company will not perform the calculation.

NOTE 11- STOCK OPTION PLAN

In 2015 a Stock Option Plan was adopted to advance the interests of the Company and its shareholders by helping the Company obtain and retain the services of employees, officers, consultants, independent contractors and directors, upon whose judgment, initiative and efforts the Company is substantially dependent, and to provide those persons with further incentives to advance the interests of the Company.

Eligible participants include employees, officers, certain consultants, or directors of the Company or its subsidiaries.  The Board may designate any Option granted hereunder either as an Incentive Stock Option (ISO) or as a Non-statutory Stock Option (NSO).  The Board may grant ISOs only to persons who are employees of the Company and/or its subsidiaries.

The aggregate number of shares of Option Stock that may be issued pursuant to the exercise of Options granted under this Plan will not exceed fifteen percent (15%) of the total outstanding shares of the Company's common stock, par value $.001 per share.

A summary of option activity is as follows for the fiscal period ended ~~September 30~~December 31, 2018 and the fiscal year ended June 30, 2018:

	~~September 30~~December 31, 2018		June 30, 2018
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Options outstanding at beginning of period	4,938,500	$ ~~0.68~~0.78	300,000	$ 1.00
Options granted	 ~~50,000~~1,845,000	~~1.23~~0.92	4,638,500	0.77
Less:
Options exercised	-	-	-	-
Options canceled or expired	-	-	-	-
Options outstanding at end of period	 ~~4,988,500~~ 6,783,500	$ 0.82	4,938,500	$ 0.78
Options ~~excercisable~~ exercisable at end of period	-	-	-	-
Options vested and expected to vest	 ~~2,511,917~~ 3,083,570	$ ~~0.71~~ 0.79	2,495,250	0.70
Weighted average fair value of options granted during the period	 ~~$ 60,719~~ $ 1,730,701		3,436,010

The following table summarizes information about stock options outstanding at ~~September 30~~December 31, 2018:

Range of Exercise prices	Number outstanding at ~~September 30~~December 31, 2018	Weighted average remaining contractual life (years)	Weighted average exercise price	Number exercisable at ~~September 30~~December 31, 2018	Weighted average exercise price
0.50 - 0.80	2,850,000	~~5.88~~5.40	0.64	-	-
0.88 - 1.23	 ~~2,138,500~~ 3,933,500	~~5.61~~5.81	~~0.95~~0.93	-	-

As of ~~September 30~~December 31, 2018 there was no unrecognized share-based compensation expense related to stock options.

NOTE 12- COMMITMENTS AND CONTINGENCIES

The Company has commitments under license agreements which are described in note 4.

We lease office and research space under month-to-month leasing arrangements.  Therefore, we do not believe we have any material leasing commitments.

Rent expense under operating leases was $~~50,877~~ 159,079 and $116,912 for the ~~3~~ 6 months ended ~~September 30~~December 31, 2018 and the year ended June 30, 2018, respectively.

~~In September 2018, the parties in the Alpha Modus lawsuit entered into a Settlement Agreement and Mutual Release whereby all claims were released and discharged in consideration for Alpha Modus Corp. being able to retain 200,000 shares of Predictive Technology Group, Inc. common stock that it previously held and Predictive Technology Group, Inc. cooperating with Alpha Modus Corp. in its efforts to clear restrictions on said shares.~~

NOTE 13- SUBSEQUENT EVENTS

Management has evaluated subsequent events through ~~November 13~~February 14, ~~2018~~ 2019, the date on which the financial statements were available to be issued.

~~In July 2018, Predictive Technology Group, Inc. (the “Company”), Predictive Acquisitions, Inc. (“PAI”), a wholly owned subsidiary of the Company and Regenerative Medical Technologies, Inc. (“RMT”) entered into an agreement captioned “Agreement and Plan of Merger” (the “Acquisition Agreement”).  RMT holds various assets including (i) models, methods and protocols for collection birthing tissue and DNA samples, (ii) patient registry models, methods and protocols to collect clinical outcomes and electronic medical records, and  (iii) designs and methodologies relating to bone marrow aspirate kits, large joint injection kits, degenerative disc disease post-microdiscectomy injection kits, an allogenic stem cell products for degenerative disc disease, autism, facet joint, IV treatment of opioid addition, and (iv) other assets. Under the terms of the Acquisition Agreement, PAI will merge with RMT, the surviving corporation will become a wholly owned subsidiary of the Company and the shareholders of RMT will receive 10,000,000 shares of the Company’s common stock. The closing of this transaction is subject to shareholder approval of the merging entities and other contingencies that may or may not occur. If the closing occurs, it is anticipated to close on or before December 31, 2018. As of September 30, 2018, the transaction has not closed.~~

~~On August 30, 2018, the Company authorized the grant of stock options exercisable for 15,840,000 shares of common stock to employees. All options are exercisable at the closing price of the Company’s common stock on the date of grant. As of September 30, 2018, no options had been granted from this authorization.~~

~~========================================================================================================================================================================~~

PREDICTIVE TECHNOLOGY GROUP, INC.

AUDITED FINANCIAL REPORTS
AT
JUNE 30, 2018

TABLE OF CONTENTS

Report of Independent Auditor	F-29

Audited Balance Sheets at June 30, 2018 and 2017	F-30

Audited Statements of Operations for the Years Ended June 30, 2018 and 2017	F-31

Audited Statements of Cash Flows for the Years Ended June 30, 2018 and 2017	F-32

Audited Statements of Changes in Equity for the Years Ended June 30, 2018 and	F-33

Notes to Financial Statements	F-34

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of Predictive Technology Group, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Predictive Technology Group, Inc. (the "Company") as of June 30, 2018 and 2017, the related statements of operations, stockholder’s equity (deficit), and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2018 and 2017, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ BF Borgers CPA PC

BF Borgers CPA PC

We have served as the Company's auditor since 2018.

Lakewood, CO

December 4, 2018

PREDICTIVE TECHNOLOGY GROUP, INC.
Consolidated Balance Sheets
For the years ending June 30, 2018, and 2017

	June 30,
Assets	2018	2017
Current assets
Cash	$ 1,206,139	$ 968,202
Accounts receivable	719,068	26,763
Inventory	3,791,374	207,113
Other current assets	17,551	5,610
Total current assets	5,734,132	1,207,688
Fixed assets, net of depreciation	773,870	518,934
License agreements, net of amortization	20,962,620	2,223,135
Patents, net of amortization	7,761,187	8,414,577
Trade secrets, net of amortization	8,096,311	10,914,097
Notes receivable	-	3,186,121
Equity method investments	45,564,845	16,330,401
Other long-term assets	12,000	66,665
Total assets	$ 88,904,965	$ 42,861,618

Liabilities and stockholder's equity
Current liabilities
Accounts payable	$ 1,322,149	$ 825,383
Accrued liabilities	1,034,905	299,967
Current portion subscription payable	4,409,390	-
Total current liabilities	6,766,444	1,125,350
Long-term liabilities
Subscription payable	10,965,611	-
Total long-term liabilities	10,965,611	-
Total liabilities	17,732,055	1,125,350
Stockholder's equity
Common stock, par value $0.001,
224,496,403, and 208,889,680 shares issued
and outstanding at June 30, 2018, and 2017;
900,000,000 shares authorized	224,496	208,890
Additional paid-in capital	108,072,428	66,993,718
Common stock subscriptions receivable	(1,025,000)	(2,392,500)
Accumulated deficit	(35,978,862)	(23,017,099)
Total controlling interest	71,293,062	41,793,009
Non-controlling interest	(120,152)	(56,741)

Total stockholder's equity	71,172,910	41,736,268
Total liabilities and stockholder's equity	$ 88,904,965	$ 42,861,618

See accompanying notes to the consolidated financial statements

PREDICTIVE TECHNOLOGY GROUP, INC.
Consolidated Statements of Operations
For the years ending June 30, 2018, and 2017

	Years ended June 30,
	2018	2017
Revenue from operations (net)	$ 16,624,336	$ 2,585,362
Cost of goods sold	3,971,255	751,305
Gross profit from operations	12,653,081	1,834,057

Operating expenses
Sales and marketing expense	12,680,741	1,897,543
General and administrative	5,827,891	946,754
Research and development	1,896,092	84,729
Amortization and depreciation expense	4,573,534	3,693,579
Total operating expense	24,978,258	6,622,605
Loss from operations	(12,325,177)	(4,788,548)

Other income (expense)
Interest income	199,953	315,742
Equity method investment gain / (loss)	(899,950)	(128,594)
Impairment (expense)	-	(1,603,394)
Net income / (loss)	$ (13,025,174)	$ (6,204,794)
Net loss non-controlling interest	(63,411)	(31,467)
Net loss controlling interest	$ (12,961,763)	$ (6,173,327)

Loss per common share
Basic and diluted	(0.060)	(0.031)

Average common shares (in thousands)
Basic and diluted	217,654	201,938

See accompanying notes to the consolidated financial statements

PREDICTIVE TECHNOLOGY GROUP, INC.
Consolidated Statements of Cash Flows (Indirect Method)
For the years ending June 30, 2017, and 2016

	Years ended June 30,
	2018	2017
Cash flows from operating activities
Net earnings (loss)	$ (13,025,174)	$ (6,204,794)
Adjustments to reconcile net earnings (loss) to
net cash provided by operating activities:
Depreciation and amortization	4,573,534	3,693,579
Options and warrants exchanged for services	10,527,427	1,221,924
Loss on impairment	-	1,603,394
Change in equity method investment	899,950	128,594
Accrued interest converted to equity	(199,187)	-
Loss attributed to non-controlling interest	(63,411)	(31,467)
Changes in operating assets and liabilities:
Accounts receivable	(692,305)	45,237
Inventory	(3,584,261)	(207,113)
Prepaid expenses	(11,941)	(5,610)
Other assets	54,665	(382,409)
Accounts payable	493,838	725,297
Accrued liabilities	737,866	299,967
Net cash provided (used) by operating activities	(288,999)	886,599
Cash flows from investing activities
Purchases of property and equipment	(405,580)	(520,474)
Capitalization of license agreement costs	(1,357,272)	(1,535,630)
Cash paid for acquisition of equity method investment	(1,875,000)	-
Note issued for equity method investment	(300,000)	-
Capitalization of patent application costs	(111,305)	(3,382)
Net cash provided (used) by investing activities	(4,049,157)	(2,059,486)
Cash flows from financing activities
Proceeds from warrants issued with stock issued for cash	1,767,850	-
Proceeds from issuance of common stock	1,440,743	-
Proceeds from subscriptions for common stock	1,367,500	2,136,581
Net cash provided (used) by financing activities	4,576,093	2,136,581

Net increase (decrease) in cash	237,937	963,694
Cash at beginning of period	$ 968,202	$ 4,508
Cash at end of period	$ 1,206,139	$ 968,202
Non-cash financing and investing activities:
Common stock issued for intangible assets	1,250,000	300,000
Warrants issued for intangible assets	16,909,211	-
Common stock issued for equity method investment	9,199,085	-
Common stock issued for notes and interest receivable	-	4,473,774
Acquisition of equity method investment from note and interest conversion	3,685,308	-

See accompanying notes to the consolidated financial statements

PREDICTIVE TECHNOLOGY GROUP, INC.
Consolidated Statements of Stockholders Equity
For the years ending June 30, 2017, 2016 and 2015

			Additional	Common	Non-		Total
	Common Stock		Paid-in	Stock	Controlling	Accumulated	Stockholder's
	Shares	Amount	Capital	Subscriptions	Interest	Deficit	Equity

Balance June 30, 2016	193,832,000	$ 193,832	$ 56,620,465	$ (105,000)	$ (25,274)	$ (16,843,772)	$ 39,840,251

Common stock issued for cash	8,766,920	8,767	2,334,317	(2,392,500)		-	(49,416)
Common stock issued for notes receivable	5,740,760	5,741	4,468,033	-	-	-	4,473,774
Common stock issued for services	300,000	300	149,700	-	-	-	150,000
Common stock issued for license agreement	250,000	250	299,750	-	-	-	300,000
Warrants and options issued for services	-	-	1,071,924	-	-	-	1,071,924
Warrants issued with stock issued for cash	-	-	2,049,529	-	-	-	2,049,529
Cash received from common stock subscriptions	-	-	-	105,000	-	-	105,000
Net income	-	-	-	-	(31,467)	(6,173,327)	(6,204,794)

Balance June 30, 2017	208,889,680	$ 208,890	$ 66,993,718	$ (2,392,500)	$ (56,741)	$ (23,017,099)	$ 41,736,268

Common stock issued for cash	7,181,600	7,182	1,433,562				1,440,743

Common stock issued for equity ~~invesment~~investment	5,822,206	5,821	9,193,264				9,199,085
Common stock issued for services	1,602,917	1,603	1,729,595				1,731,198
Common stock issued for license agreement	1,000,000	1,000	1,249,000	-	-	-	1,250,000
Warrants issued for license agreement			16,909,211	-	-	-	16,909,211
Warrants and options issued for services	-	-	8,796,229	-	-	-	8,796,229
Warrants issued with stock issued for cash	-	-	1,767,850	-	-	-	1,767,850
Cash received from common stock subscriptions	-	-	-	1,367,500	-	-	1,367,500
Net income	-	-	-	-	(63,411)	(12,961,763)	(13,025,174)

Balance June 30, 2018	224,496,403	$ 224,496	$ 108,072,428	$ (1,025,000)	$ (120,152)	$ (35,978,862)	$ 71,172,910

See accompanying notes to the consolidated financial statements

Notes to consolidated financial statements

NOTE 1 BUSINESS DESCRIPTION AND SIGNIFICANT ACCOUNTING POLICIES

BUSINESS DESCRIPTION:

Predictive Technology Group, Inc. together with its subsidiaries (collectively, “PTG” or the “Company”) develops and commercializes discoveries and technologies involved in novel molecular diagnostic and pharmaceutical therapeutic/Human Cells, Tissues and Human Cellular and Tissue-Based Products (“HCT/Ps”). The Company uses this information as the cornerstone in the development of new diagnostics that assess a person’s risk of disease and pharmaceutical therapeutics and HCT/Ps designed to effectively prevent and treat the disease.  The Company’s corporate headquarters are located in Salt Lake City, Utah.

SEGMENT INFORMATION :

In accordance with ASC 280-10-50, Segment Reporting, operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision-maker in making decisions regarding resource allocation and assessing performance.  The Company operates in two reportable segments: HCT/Ps and diagnostics and therapeutics. Predictive Biotech’s HCT/Ps are processed in our FDA registered lab. Our minimally manipulated tissue products are prepared utilizing proprietary extraction methods that reduce the loss of important scaffolding, growth factor and general cytokines and are intended for homologous use.  Predictive Technology's diagnostics and therapeutics uses data analytics for disease identification and subsequent therapeutic intervention through unique novel gene-based diagnostics, biotechnology treatments and companion therapeutics.

	Years ended June 30,
	2018	2017
Segment revenues
HCT/Ps	$ 16,624,336	$ 2,585,362
Diagnostics and therapeutics	-	-
Total consolidated revenues	$ 16,624,336	$ 2,585,362

Segment operating income (loss)
HCT/Ps	$ (5,821,549)	$ (3,220,478)
Diagnostics and therapeutics	(6,503,628)	(1,568,070)
Total consolidated operating income (loss)	$ (12,325,177)	$ (4,788,548)

Reconciliation of segment operating income
to income before income taxes
Segment operating income	$ (12,325,177)	$ (4,788,548)
Equity method gain/(loss)	(899,950)	(128,594)
Impairment charges	-	(1,603,394)
Interest income / (expense)	199,953	315,742
Income before income taxes	$ (13,025,174)	$ (6,204,794)

	Years ended June 30,
Capital assets, net	2018	2017
HCT/Ps	$ 438,277	$ 73,143
Diagnostics and therapeutics	335,592	445,791
Total capital assets, net	$ 773,870	$ 518,934

Depreciation expense
HCT/Ps	$ 82,306	$ 2,895
Diagnostics and therapeutics	68,339	1,677
Total depreciation expense	$ 150,645	$ 4,572

Intangible and equity method investment assets, net
HCT/Ps	$ 8,096,311	$ 10,914,097
Diagnostics and therapeutics	74,288,652	26,968,113
Total intangible and equity method investment assets, net	$ 82,384,963	$ 37,882,210

Amortization expense
HCT/Ps	$ 2,817,786	$ 2,817,786
Diagnostics and therapeutics	1,605,103	871,221
Total amortization expense	$ 4,422,889	$ 3,689,007

Warrants and options expense (non-cash)
HCT/Ps	$ 8,216,888	$ 1,116,586
Diagnostics and therapeutics	2,310,539	105,338
Total warrants and options expense (non-cash)	$ 10,527,427	$ 1,221,92

BASIS OF PRESENTATION:

This summary of significant accounting policies of the Company is presented to assist in understanding the financial statements.  The financial statements and notes are representations of the Company’s management, which is responsible for their integrity and objectivity.

Fiscal Year

This report includes financial statements as of and for the years ending June 30, 2018, and 2017.

Consolidation

These consolidated financial statements include the financial statements of Predictive Technology Group, Inc. and its wholly owned subsidiaries.  All inter-company accounts and transactions have been eliminated in consolidation.  Certain prior year amounts have been reclassified to conform to the current year presentation.

Cash Equivalents

The Company considers all highly-liquid investments with a maturity of three months or less, when purchased, to be cash equivalents.  The Company places its temporary cash investments with high-quality financial institutions.  Accounts at each institution are insured by the Federal Deposit Insurance Corporation (“FDIC”) up to $250,000. At June 30, 2018, and 2017, the Company had $956,139 and $718,202, respectively, in excess of the FDIC insured limit.

Going Concern

These financial statements were prepared on a going concern basis.  The going concern basis assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

Predictive Biotech, Inc. (“Predictive Biotech”), a subsidiary of PTG, began operations during the fiscal year ended June 30, 2017.   Since inception of operations, revenues have exceeded cash expenses and such excess contributes to the overall operations of PTG.

In addition, PTG has raised sufficient capital through stock subscriptions to fund its obligations under its licenses and other agreements for the development of molecular diagnostics products under license in Predictive Therapeutics, LLC (“Predictive Therapeutics”), a subsidiary of PTG.  It is anticipated that the initial sale of such products will take place in the 2019 fiscal year.

Accounts Receivable

Accounts receivable are recorded at the invoiced amount.  At the present time most sales are through credit cards, however from time to time, credit is granted to customers on a short-term basis without requiring collateral, and as such, these accounts receivable, do not bear interest, although a finance charge may be applied to such receivables that are past due.    The Company has in place credit policies and procedures and approval process for sales returns and credit memos.

Inventories

Inventories consist primarily of HCT/Ps produced by Predictive Biotech.  We value inventory at the lower of cost or net realizable value. We determine the cost of inventory using the standard-cost method, which approximates actual cost based on a first-in, first-out method.  All other costs, including administrative costs are expensed as incurred.

We analyze our inventory levels annually and write down inventory that has a cost basis in excess of its expected net realizable value, or that is considered in excess of normal operating levels, as determined by management.  The related costs are recognized as cost of goods sold in the Consolidated Statements of Operations.

Stock Subscriptions Receivable

Stock subscriptions are recorded as contra-equity on the day the subscription agreement is signed and accepted by the Company.  All stock subscribed as of the date of these financial statements has been collected.  The stock is not issued until subscriptions are collected.

Prepaid Expenses

Amounts paid in advance for expenses are accounted for as prepaid expenses and classified as current assets if such amounts are to be recognized as expense with the current period.

Property, Plant and Equipment

Lab equipment, furniture and computer equipment are stated at cost less accumulated depreciation. Depreciation and amortization are computed using the straight-line method based on the lesser of estimated useful lives of the related assets or lease terms. Lab equipment items have depreciable lives of five years, furniture items have depreciable lives of 5 to 7 years, and computer equipment items have depreciable lives of 3 years. Repairs and maintenance costs are charged to expense as incurred.

Intangible Assets and Other Long-Lived Assets

Intangible and other long-lived assets are comprised of acquired patents, licenses, trade secrets and other intellectual property.  Acquired intangible assets are recorded at fair value and amortized over the shorter of the contractual life or the estimated useful life.

Impairment of Long-Lived Assets

Long-lived assets, such as property, equipment, and definite-lived intangibles subject to depreciation and amortization, as well as acquisition costs of subsidiaries, are reviewed for impairment annually, as of April 1, or whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable.  Such events and circumstances may include sweeping regulatory changes, shifts in market demand that would negatively impact revenue, restrictions to capital markets, overall industry deterioration, dramatic increase in the number of competitors, rapidly increasing costs related to production inputs, significant changes in Company management or Company strategy, and/or significant litigation.  The Company first will assess qualitative factors above to determine whether it is necessary to perform the two-step impairment test to identify any impairment loss.

Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset or asset group to estimated future undiscounted net cash flows, or fair value, of the related asset or group of assets over their remaining lives.  The Company used a qualified, independent, and certified third-party valuation expert to determine the estimates of future cash flows that determine fair value. The Company then compared fair value to carrying value.  Other than what is recorded in the year ending June 30, 2017 financial statements seen above, there are no additional asset groups in which the fair value is less than or close to carrying value.

Revenue Recognition

We sell our products through a direct sales force in the U.S.  Revenues from these customers are recognized when all the following have occurred: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the price is fixed or determinable and (iv) the ability to collect is reasonably assured. These criteria are generally satisfied at the time of shipment when risk of loss and title passes to the customer. We reserve for sales returns, including returns related to defective products, as a reduction in net sales, based on our historical experience.  These reserves are recorded as a reduction in net sales and are not considered material to our consolidated statements of income for the years ended June 30, 2018, and 2017.

Shipping and Handling

We bill our customers for shipping and handling charges, which are included in net sales for the applicable period, and the corresponding shipping and handling expense is reported in cost of sales.

Research and Product Development Costs

The Company expenses research and product development costs as incurred.

Product Liability and Warranty Costs

The Company maintains product liability insurance and has not experienced any related claims from its products offerings. The Company also offers a warranty to customers providing that its products will be delivered free of any materials defects.  There have been no material costs incurred since inception based on estimated return rates.  The Company reviews the adequacy of its recorded accrual on a quarterly basis.

Income Taxes

Deferred tax assets and liabilities are recorded to reflect the future tax consequences attributable to the effects of differences between the carrying amounts of existing assets and liabilities for financial reporting and for income tax purposes. Deferred taxes are calculated by applying enacted statutory tax rates and tax laws to future years in which temporary differences are expected to reverse. The impact on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that the rate change is enacted.

Measurement of Fair Value

The fair value of a financial instrument is the amount that could be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Financial assets are marked to bid prices and financial liabilities are marked to offer prices. Fair value measurements do not include transaction costs. A fair value hierarchy is used to prioritize the quality and reliability of the information used to determine fair values.  Categorization within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The fair value hierarchy is defined in the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities.

Level 2: Observable market-based inputs or inputs that are corroborated by market data.

Level 3: Unobservable inputs that are not corroborated by market data.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of sales and expenses during the reporting periods.  Key estimates in the accompanying consolidated financial statements include, among others, revenue recognition, allowances for doubtful accounts and product returns, provisions for obsolete inventory, valuation of long-lived assets, and deferred income tax asset valuation allowances.  Actual results could differ materially from these estimates.

Recently Issued Financial Accounting Standards

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) (“ASU 2016-02”), which modified lease accounting for both lessees and lessors to increase transparency and comparability by recognizing lease assets and lease liabilities by lessees for those leases classified as operating leases under previous accounting standards and disclosing key information about leasing arrangements. ASU 2016-02 will be effective for the Company beginning July 1, 2019 and early adoption is permitted. We are currently evaluating the timing of its adoption and the impact of adopting the new lease standard on our consolidated financial statements.

In October 2016, the FASB issued ASU No. 2016-16, Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other than Inventory , which requires the recognition of the income tax consequences of an intra-entity transfer of an asset, other than inventory, when the transfer occurs. ASU 2016-16 will be effective for us beginning on July 1, 2018. We are currently evaluating the impact of adopting ASU 2016-16 on our consolidated financial statements.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments , which addresses eight specific cash flow issues with the objective of reducing the existing diversity in practice in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. ASU 2016-15 will be effective for us beginning on July 1, 2018 with early adoption permitted. We do not presently anticipate that the adoption of ASU 2016-15 will have a material impact on our consolidated financial statements.

In January 2016, the FASB issued ASU No. 2016-01, Financial Instruments - Overall: Recognition and Measurement of Financial Assets and Financial Liabilities, which amends the guidance regarding the classification and measurement of financial instruments. Changes to the current guidance primarily affect the accounting for equity investments, financial liabilities under the fair value option, and the presentation and disclosure requirements for financial instruments. In addition, ASU 2016-01 clarifies guidance related to the valuation allowance assessment when recognizing deferred tax assets resulting from unrealized losses on available-for-sale debt securities. ASU 2016-01 will be effective for us beginning on July 1, 2018. Early adoption is not permitted except for the provision to record fair value changes for financial liabilities under the fair value option resulting from instrument-specific credit risk in other comprehensive income. Upon adoption of ASU 2016-01, an entity should apply the amendments by means of a cumulative-effect adjustment to the balance sheet at the beginning of the first reporting period in which the guidance is effective. We do not presently anticipate that the adoption of ASU 2016-01 will have a material impact on our financial statements.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606) , to update the financial reporting requirements for revenue recognition. Topic 606 outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. The guidance is based on the principle that an entity should recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to fulfill a contract. This guidance is effective for us beginning on July 1, 2018, and entities have the option of using either a full retrospective or a modified retrospective approach for the adoption of the new standard. We will adopt this new standard on a prospective basis.

We have evaluated each of the five steps in Topic 606, which are as follows: 1) Identify the contract with the customer; 2) Identify the performance obligations in the contract; 3) Determine the transaction price; 4) Allocate the transaction price to the performance obligations; and 5) Recognize revenue when (or as) performance obligations are satisfied. Our preliminary conclusion is that we expect to identify similar performance obligations under ASC Topic 606 as compared with deliverables and separate units of account previously identified. As a result, we expect the timing of our revenue to remain the same in comparison to the current revenue recognition guidance. There are also certain considerations related to internal control over financial reporting that are associated with implementing Topic 606. We are currently evaluating our control framework for revenue recognition and identifying any changes that may need to be made in response to the new guidance. Disclosure requirements under the new guidance in Topic 606 have been significantly expanded in comparison to the disclosure requirements under the current guidance. Designing and implementing the appropriate controls over gathering and reporting the information required under Topic 606 is currently in process.

NOTE 2 BUSINESS COMBINATIONS AND EQUITY METHOD INVESTMENTS

LifeCode Genetics, Inc.,

On November 6, 2015, the Company announced the acquisition of LifeCode Genetics, Inc. (“LifeCode”) as its wholly owned subsidiary. LifeCode holds a strategic equity investment in Juneau Biosciences, LLC (“Juneau”).   In addition to the development of an assay and related services for the prognosis and monitoring of endometriosis in the infertility market which the Company has licensed, Juneau is developing technologies for the diagnosis of other women’s health issues.

Juneau reports to its members on a calendar year basis and LifeCode records its distributable share of such reported income using the equity method.

SEC Rule 4-08(g) of Regulation S-X requires a registrant to disclose, in the notes to its financial statements, summarized balance sheet and income statement information of all investees on an aggregate basis, if deemed significant.  See such summaries below.  The numbers presented in the schedules below related to Juneau are audited.

Juneau Biosciences, LLC
BALANCE SHEETS

	December 31,	December 31,
	2017	2016
Assets
Current Assets
Cash	$ 40,077	$ 69,718
Accounts receivable	-	-
Inventory	-	-
Total Current Assets	40,077	69,718

Fixed Assets
Machinery & equipment	742,642	742,642
Accumulated depreciation	(742,642)	(742,642)
Total Fixed Assets	-	-

Other Assets
Patents	168,476	163,426
Accumulated Amortization	(64,385)	(54,673)
Security Deposits	39,022	34,922
Total Other Assets	143,113	143,675

Total Assets	$ 183,190	$ 213,393

Liabilities
Current Liabilities
Accounts Payable	$ 13,321	$ 1,049,529
Credit Card Payable	-	18,308
Salary Payable	898,669	843,727
Accrued Payroll Liabilities	416	32,853
Accrued Interest	266,320	860,042
Notes Payable	1,051,968	3,325,072
Due to related parties	417,000	768,968
Total Current Liabilities	2,647,694	6,898,499
Total Liabilities	2,647,694	6,898,499

Members’ equity
34,117,912 and 28,138,878 units issued and outstanding at December 31, 2017and December 31, 2016, respectively Additional paid-in capital, investor capital of $26,367,947 and vested unit options of $1,998,980 on December 31, 2017, and	-	-

investor capital $21,036,988, vested warrants at $4,200, and vested unit options of $1,303,074 on December 31, 2016	28,366,927	22,344,262
Retained Deficit	(30,831,431)	(29,029,368)
Total Members’ Deficit	(2,464,504)	(6,685,106)
Total Liabilities and Members' Deficit	$ 183,190	$ 213,393

Juneau Biosciences, LLC
~~BALANCE SHEETS~~

	~~December 31,~~	~~December 31,~~
	~~2017~~	~~2016~~
~~Assets~~
~~Current Assets~~
~~Cash~~	 ~~$ 40,077~~	 ~~$ 69,718~~
~~Accounts receivable~~	 ~~-~~	 ~~-~~
~~Inventory~~	 ~~-~~	 ~~-~~
~~Total Current Assets~~	 ~~40,077~~	 ~~69,718~~

~~Fixed Assets~~
~~Machinery & equipment~~	 ~~742,642~~	 ~~742,642~~
~~Accumulated depreciation~~	 ~~(742,642)~~	 ~~(742,642)~~
~~Total Fixed Assets~~	 ~~-~~	 ~~-~~

~~Other Assets~~
~~Patents~~	 ~~168,476~~	 ~~163,426~~
~~Accumulated Amortization~~	 ~~(64,385)~~	 ~~(54,673)~~
~~Security Deposits~~	 ~~39,022~~	 ~~34,922~~
~~Total Other Assets~~	 ~~143,113~~	 ~~143,675~~

~~Total Assets~~	 ~~$ 183,190~~	 ~~$ 213,393~~

~~Liabilities~~
~~Current Liabilities~~
~~Accounts Payable~~	 ~~$ 13,321~~	 ~~$ 1,049,529~~
~~Credit Card Payable~~	 ~~-~~	 ~~18,308~~
~~Salary Payable~~	 ~~898,669~~	 ~~843,727~~
~~Accrued Payroll Liabilities~~	 ~~416~~	 ~~32,853~~
~~Accrued Interest~~	 ~~266,320~~	 ~~860,042~~
~~Notes Payable~~	 ~~1,051,968~~	 ~~3,325,072~~
~~Due to related parties~~	 ~~417,000~~	 ~~768,968~~
~~Total Current Liabilities~~	 ~~2,647,694~~	 ~~6,898,499~~
~~Total Liabilities~~	 ~~2,647,694~~	 ~~6,898,499~~

~~Members’ equity~~

~~34,117,912 and  28,138,878 units issued and outstanding at December 31, 2017and December 31, 2016, respectively Additional paid-in capital, investor capital of $26,367,947 and vested unit options of $1,998,980 on December 31, 2017, and~~

	 ~~-~~ 	 ~~-~~
~~investor capital $21,036,988, vested warrants at $4,200, and vested unit options of $1,303,074 on December 31, 2016~~	 ~~28,366,927~~	 ~~22,344,262~~
~~Retained Deficit~~	 ~~(30,831,431)~~	 ~~(29,029,368)~~
~~Total Members’ Deficit~~	 ~~(2,464,504)~~	 ~~(6,685,106)~~
~~Total Liabilities and Members' Deficit~~	 ~~$ 183,190~~	 ~~$ 213,393~~

~~Juneau Biosciences, LLC~~
STATEMENTS OF OPERATIONS

	For the Years Ended
	December 31,	December 31,
	2017	2016
License Income (Related Party)	$ 1,005,830	$ 877,560
Research & Development (Related Party)	$ 1,350,000	$ -
Consulting (Related Party)	$ 88,237	$ -
	$ 2,444,067	$ 877,560
Operating Expenses
General and administrative expenses	1,855,485	596,011
General and administrative expenses (Related Party)	671,178	990,021
Stock-based Compensation	695,907	71,851
Travel and entertainment	9,064	4,654
Interest expense	1,004,791	463,558
Depreciation expense	-	3,377
Amortization expense	9,711	9,575
Total Operating Expenses	4,246,136	2,139,047
Loss from ~~opertions~~operations	(1,802,069)	(1,261,487)
Other Income (Expenses)
Other Income	6
Total Other Expenses	6	-
Net Loss before Income Taxes	(1,802,063)	(1,261,487)
Income Tax Benefit	-	-
Net Loss	$ (1,802,063)	$ (1,261,487)

Net Loss per Common Unit	$ (0.06)	$ (0.05)

Weighted Average Number of Common Units Outstanding	29,341,866	27,782,968

ReNovo Biotech, Inc.

On March 28, 2016, the Company announced the acquisition of ReNovo Biotech, Inc. as its wholly owned subsidiary.  The acquisition provides the Company access to ReNovo Biotech’s cellular, tissue, biomaterial and regenerative medicine products and product candidates. This subsidiary is operated under the name Predictive Biotech, Inc. The Company issued 9,500,000 common shares to effect the acquisition which is recorded at a cost of $14,087,000.

The purchase price was allocated to “trade secrets” including protocols to develop an amniotic allograft and umbilical cord allograft line of products in accordance with the provisions of ASC 805, Business Combinations .  Such trade secrets were determined to be recognizable apart from any form of goodwill and are “technology-based”.

Aggregate amortization expense for the years ended June 30, 2018, and 2017 was approximately $2,817,786, and $2,817,786, respectively.

Estimated amortization expense for the developed technology consists of the following as of June 30, 2018:

Year Ending June 30
2019	$ 2,817,786
2020	2,817,786
2021	2,460,739

NOTE 3 INVENTORIES

	Years Ended June 30,
	2018	2017
Finished goods	$ 1,621,745	$ 130,851
Work-in-process	2,148,989	70,458
Shipping supplies	20,640	5,804
Total inventory on hand	$ 3,791,374	$ 207,113

NOTE 4 NOTES RECEIVABLE

On August 1, 2016, the Company entered into agreements to acquire convertible, unsecured notes receivable from Juneau from existing noteholders in exchange for stock of the Company.  The collection of amounts owed on said notes receivable is subject to a subordination agreement with a third-party creditor of Juneau that is owed the principal amount of $700,000 plus accrued interest on an obligation that comes due July 31, 2018.  In anticipation of this event, on June 15, 2017, an amendment was also made to the restated agreement to subordinate the debt Juneau owes to PTG.  The face amount of the notes acquired was $2,870,380 and 5,740,760 shares of common stock were issued.  The notes bear interest payable in Juneau units at 12% and are convertible into Class A Units of Juneau at the rate of $1.00 per unit.  Principal and accrued interest are due in a single installment on August 1, 2018.  Upon further review using the OTC value at the date of closure, it was determined that a price per share of .78 cents was approximate market value.  Therefore, the value of the shares given should be $4,473,774, an increase of $1,603,394.  This discount at the date of the share transfers is then considered an impairment loss on the date of the acquisition of the notes.

Effective December 31, 2017, $3,685,308 was owing on notes receivable. This includes interest accrued of $199,187 and an additional $300,000 note issued that is described in Note 7, see below.  On December 31, 2017 the Company converted all amounts owing into 3,685,308 Class A Units of Juneau.

SEC Rule 4-08(g) of Regulation S-X requires a registrant to disclose, in the notes to its financial statements, summarized balance sheet and income statement information of all investees on an aggregate basis, if deemed significant.  See such summaries in Note 2.

NOTE 5 PROPERTY, PLANT AND EQUIPMENT, NET

	Years Ended June 30,
	2018	2017
Computer equipment	$ 154,132	$ 22,871
Furniture	36,942	19,043
Lab equipment	504,203	44,857
Other fixed assets in progress	234,460	438,377
	$ 929,737	$ 525,148

Less accumulated depreciation	(155,867)	(6,214)

Property, plant and equipment, net	$ 773,870	$ 518,934

 NOTE 6 INTANGIBLE ASSETS

Predictive Technology Group, Inc. through its subsidiary Predictive Therapeutics, LLC has a number of patents and license agreements categorized under “Intellectual Property” and “Licenses Agreements.”

License Agreements with Juneau

On July 9, 2015, Predictive Therapeutics, LLC signed a license agreement for the commercialization of assays and related services for the prognosis and monitoring of endometriosis, and other health concerns, in the infertility market.  An assay is in the late stage of development.

Subsequently, on December 28, 2016, Predictive Therapeutics and Juneau amended and restated the license agreement dated July 9, 2015.  The amended license fees associated with this agreement required minimum monthly payments of $100,000 through April 2017. Beginning in May 2017, minimum monthly payments of $120,000 were required through August 2017, and subsequent payments of $500,000 for the next four consecutive months.  The term of the license is for a term ending at the last expired claim of the licensed patents. In the event of a default, either party may terminate the agreement (i) thirty days after the party who is in material breach receives notice of the breach from the non-breaching party where (ii) the breaching party fails to cure the breach during said thirty-day period.  Additionally, the Company issued additional warrants and stock for the license (see Note 7) in order to finalize a subscription agreement.  This amounted to $18,159,211, in total value, issued in March of 2018.

An additional license fee of $2,000,000 is due and payable once the Company has received profits of $25,000,000 under the agreement.

Upon first commercial sale of the licensed assay, the Company will issue Juneau common shares with a market value of $2,500,000.  Net sales, once commercially available, are split evenly by the Company and Juneau after deducting the cost of the lab test fees, subject to certain minimums.

In addition to the license for the commercialization of assays and related services for the prognosis and monitoring of endometriosis in the infertility market, the Company has entered into a license agreement with Juneau to use the assay as a companion diagnostic test as the rationale for on-label endometriosis therapeutic patents.  This license agreement was amended and restated on December 28, 2016.

The agreement initially required a $250,000 license fee which was paid during 2013 and 2014.  A subsequent milestone payment of 250,000 shares of Company stock was due to Juneau on October 19, 2016 and was previously issued.   Once FDA approval is granted on any companion diagnostic test, a final milestone payment of $250,000 is due.

The agreement requires a 2% royalty for the sale of patented therapeutic products specifically covered by the agreement.

The Company has elected to capitalize the periodic payments when paid, through the development stage, and amortizes the licenses using the expected life of the underlying patents.

Amortization expense for the years ended June 30, 2018, and 2017 was $821,450, and $106,525, respectively.  We did not record any impairment charges during the years ended June 30, 2018, and 2017.

Estimated amortization expense for the developed technology consists of the following as of June 30, 2018:

Year Ending June 30
2019	$ 2,089,786
2020	2,089,786
2021	2,089,786
2022	2,089,786
2023 Thereafter	2,089,786 $10,532,650

Other Patents and Technologies

Patents were acquired by Predictive Therapeutics, LLC on September 22, 2015 by issuing 541,325 Class A Units of Predictive Therapeutics and have no contingencies or royalty obligations.  These patents were recorded on Predictive Therapeutics, LLC’s books at a purchase price of $9,750,000.

Aggregate amortization expense for the years ended June 30, 2018, and 2017 was approximately $764,696, and $764,696, respectively.  We did not record any impairment charges during the years ended June 30, 2018, and 2017.

Estimated amortization expense for the developed technology consists of the following as of June 30, 2018:

Year Ending June 30
2019	$ 764,696
2020	764,696
2021	764,696
2022	794,696
2023 Thereafter	794,696 $3,791,659

NOTE 7 VARIABLE INTEREST ENTITIES

ASC Topic 810 requires the primary beneficiary of a Variable Interest Entity (“VIE”) to consolidate the entity and also requires majority and significant variable interest investors to provide certain disclosures. A VIE is an entity in which the equity investors do not have a controlling interest or in which the equity investment at risk is insufficient to finance the entity’s activities without receiving financial support from the other parties.

In evaluating whether the Company has the power to direct the activities of a VIE that most significantly impact its economic performance, we consider the purpose for which the VIE was created, the importance of each of the activities in which it is engaged and our decision-making role, if any, in those activities that significantly determine the entity’s economic performance as compared to other economic interest holders. This evaluation requires consideration of all facts and circumstances relevant to decision-making that affects the entity’s future performance and the exercise of professional judgment in deciding which decision-making rights are most important.

In determining whether the Company has the right to receive benefits or the obligation to absorb losses that could potentially be significant to the VIE, we evaluate all of our economic interests in the entity, regardless of form (debt, equity, management and servicing fees, and other contractual arrangements). This evaluation considers all relevant factors of the entity’s design, including: the entity’s capital structure, contractual rights to earnings (losses), subordination of our interests relative to those of other investors, contingent payments, as well as other contractual arrangements that have the potential to be economically significant. The evaluation of each of these factors in reaching a conclusion about the potential significance of our economic interests is a matter that requires the exercise of professional judgment.

Juneau Biosciences, LLC

The Company has license agreements with Juneau as described in Note 6. The Company owns approximately 49% ownership of Juneau, of which, the Company owns approximately 10% through its wholly owned subsidiary, LifeCode, described no Note 2.

On August 3, 2017, the Company entered into an unsecured loan agreement where it lent Juneau the principal amount of $300,000. The loan is convertible into Class A Units of Juneau at the rate of $1.00 per unit. On August 8, 2017, an additional loan was made to Juneau to renegotiate a debt Juneau owed to a third party (see Note 4 above).  On December 31, 2017, principal and accrued interest in the aggregate amount of $3,685,308 was owed on the notes referenced above. Effective December 31, 2017, the Company exercised its right to convert the amounts owed on the notes into Class A Units and Juneau issued 3,685,308 Class A Units to the Company upon conversion of all amounts owed on said notes.

In December 2017, the Company and Juneau reached verbal agreement on many of the terms described below. In early 2018, the terms were finalized and memorialized in a subscription agreement executed by the Company and Juneau. The subscription agreement was subsequently amended and restated on two occasions. The latest amendment occurred on August 22, 2018. The subscription agreement, as amended, provides:

· For a subscription in the total amount of 15,681,818 Class A Units at a price of $1.10 per unit.

· The investment to be made in tranches:

o The first tranche was $1,875,000 and was paid in full;

o The second tranche is $400,000 and was paid subsequent to year end; and

o The third tranche is $15,000,000 and will be paid in monthly installments totaling $4,409,390 in fiscal 2019, installments of $7,200,000 in fiscal 2020 and installments of $3,390,610 in fiscal 2021.

· The Company has the right to stop funding at any time.

· If the Company stops funding the investment, any securities that are not paid for will be returned to Juneau for cancellation.

~~· There~~ · There is a use of proceeds associated with the funding as well as oversight of operating budgets and expenditures.

~~· The~~ · The Juneau board was expanded by three members and the vacancies were filled by nominees of the Company.

· The Company’s licenses with Juneau were amended to reduce the royalty rate and expand the scope of the licenses to include the entire field of endometriosis and pelvic pain in consideration for the issuance of 1,000,000 shares of the Company’s common stock and warrants exercisable for 14 million shares of common stock at $.80 per share.

~~· The~~ · The Company granted Juneau piggy-back registration rights with respect to the common stock issued to Juneau and issuable to Juneau upon exercise of the warrant.

· The shares issued or issuable to Juneau are subject to a one-year lock-up.

~~· The~~ · The subscription contemplates the possible acquisition of Juneau by the Company on terms to be subsequently agreed.

· If the Company does not fund the entire subscription, then the ongoing obligations of Juneau that do not relate to the license agreements will terminate.

 The Company amended this agreement subsequent to year end and the amended values are reflected in the financials as of June 30, 2018.  For more details on the amended amounts see Note 14.

Juneau regularly seeks, and has received, investments from private investors and holds debt from other creditors.  Juneau’s management and a majority of the Juneau board of managers are independent of the Company. The Company owns less than 50% of the outstanding equity of Juneau. Accordingly, Management has concluded that the Company is not the primary beneficiary of Juneau and accordingly, does not hold a significant variable interest in Juneau sufficient to require consolidation.

The Company continues to reevaluate this business relationship to determine whether it may be subject to the VIE model.

NOTE 8 ACCRUED LIABILITIES

	Years Ended June 30,
	2018	2017
Employee compensation and benefits	$ 281,768	$ 261,728
Other	1,037,833	38,239
Total accrued liabilities	$ 1,319,601	$ 299,967

NOTE 9 INCOME TAXES

The components of the provision for income taxes for the years ended June 30, 2018 and 2017, consisted of the following:

	For the year ending June 30,
	2018	2017
Deferred tax assets:
Net operating loss carry-forwards	$ -	$ 201,915
Depreciation and Amortization	(63,551)	(22,529)
Other	229	675
R&D Credit	276,012	-
Valuation Allowance	(212,690)	(180,061)
Net Deferred Taxes	$ -	$ -

At June 30, 2018 and 2017, the Company has a deferred tax benefit of approximately $212,690 and $180,061 that have a full valuation allowance against them. Net Operating Loss-carryforwards will expire in the years 2035-2038.

We are subject to income taxes in the United States. Significant judgment is required in determining our provision for income taxes and recording the related assets and liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. In our opinion, we have made adequate provisions for income taxes for all years subject to audit.

Although we believe our estimates are reasonable, the final outcomes of these matters may be different from those which we have reflected in our historical income tax provisions and accruals. Such differences could have a material effect on our income tax provision and operating results in the period in which we make such determination.

NOTE 10 SHAREHOLDER’S EQUITY

As of June 30, 2018, and 2017, the Company had 224,496,403 and 208,889,680 shares issued and outstanding or pending issuance under contractual obligation.

Subscriptions for 7,181,600 and 8,766,920 shares of common stock were received and accepted as of June 30, 2018 and 2017.  Subscriptions for 7,181,600 shares where received from July 1, 2017 through December 31, 2017.  Each subscribed share has a corresponding warrant exercisable at $0.50 through August 1, 2021.

The company issued 5,822,206 shares of its common stock between July 1 and December 31, 2017 to acquire additional units of Juneau Bioscience, LLC.

On March 29, 2018 the Company issued 1,000,000 shares of common stock and warrants for 14 million shares of common stock at $.80 per share to Juneau Bioscience to expand the scope of the licenses as described in Note 7.

The Company issued 1,602,917 shares of its common stock between July 1 and December 31, 2017 in exchange for consulting and marketing services during the period.  A charge has been made to expense for the value of the services received determined using Black Scholes modeling.  The weighted-average fair value of options and warrants has been estimated on the date of grant using the Black-Scholes pricing model. The fair value of each instrument is estimated on the date of grant utilizing certain assumptions for a risk-free interest rate, volatility and expected remaining lives of the awards. Since the Company has a history of being publicly traded, the fair value of stock-based payment awards issued was estimated using a volatility derived from the historical price of the stock. The assumptions used in calculating the fair value of share-based payment awards represent management’s best estimates, but these estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change and the Company uses different assumptions, the Company’s stock-based compensation expense could be materially different in the future. In addition, the Company is required to estimate the expected forfeiture rate and only recognize expense for those shares expected to vest. In estimating the Company’s forfeiture rate, the Company analyzed its historical forfeiture rate, the remaining lives of unvested options, and the number of vested options as a percentage of total options outstanding. If the Company’s actual forfeiture rate is materially different from its estimate, or if the Company reevaluates the forfeiture rate in the future, the stock-based compensation expense could be significantly different from what the Company has recorded in the current period.

The following is a summary of warrant activity for the years ended June 30, 2018 and 2017:

			Weighted Average
	Number of	Weighted Average	Remaining
	Warrants	Exercise Price	Contractual Life
Warrants:
Outstanding June 30, 2016	620,000
Granted	13,266,920	$ 0.50	4.5
Exercised	-	-	-
Forfeited/Cancelled	-	-	-
Outstanding June 30, 2017	13,886,920	0.50	4.5
Granted	28,381,600	0.50	4.0
Exercised	-	-	-
Forfeited/Cancelled	-	-	-
Outstanding June 30, 2018	42,268,520	$ 0.50	3.9

NOTE 11 EARNINGS PER COMMON SHARE (EPS)

The computation of weighted average shares outstanding and the basic and diluted earnings per common share for the following periods consisted of the following:

		Weighted
	Net	Average Shares	Per Share
	Loss	Outstanding	Amount
Year ended June 30, 2017
Basic EPS and diluted	(6,204,794)	201,937,632	(0.031)

Year ended June 30, 2018
Basic EPS and diluted	(13,025,174)	217,654,476	(0.060)

As the Company is in a loss position, any calculation with dilutive effects would reduce the loss per share amount, and, as such, the Company will not perform the calculation. The weighted average shares excluded from the calculation for dilutive purposes as of June 30, 2018 and 2017 were 29,890,609 and 2,957,018, respectively.

NOTE 12 STOCK OPTION PLAN

In 2015 a Stock Option Plan was adopted to advance the interests of the Company and its shareholders by helping the Company obtain and retain the services of employees, officers, consultants, independent contractors and directors, upon whose judgment, initiative and efforts the Company is substantially dependent, and to provide those persons with further incentives to advance the interests of the Company.  The number of shares, terms, and vesting periods are determined by the Company’s Board of Directors or a committee thereof on an option-by-option basis. Options generally vest ratably over service periods of three or four years. Options granted generally expire ten years from the date of grant.

Eligible participants include employees, officers, certain consultants, or directors of the Company or its subsidiaries.  The Board may designate any Option granted hereunder either as an Incentive Stock Option (ISO) or as a Non-statutory Stock Option (NSO).  The Board may grant ISOs only to persons who are employees of the Company and/or its subsidiaries. The aggregate number of shares of Option Stock that may be issued pursuant to the exercise of Options granted under this Plan will not exceed fifteen percent (15%) of the total outstanding shares of the Company's common stock, par value $.001 per share.

A summary of option activity is as follows for the fiscal years ended June 30:

	2018		2017
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Options outstanding at beginning of year	300,000	$ 1.00	300,000	$ 1.00
Options granted	4,638,500	0.77	-	-
Less:
Options exercised	-	-	-	-
Options canceled or expired	-	-	-	-
Options outstanding at end of year	4,938,500	$ 0.78	300,000	$ 1.00
Options ~~excercisable~~ exercisable at end of year	-	-	-	-
Options vested and expected to vest	2,235,250	$ 0.68	260,000	1.00
Weighted average fair value of options granted during the year	$ 3,436,010	-	-	-

The following table summarizes information about stock options outstanding at June 30, 2018:

	Options ~~oustanding~~outstanding			Options exercisable
Range of Exercise prices	Number outstanding at June 30, 2018	Weighted average remaining contractual life (years)	Weighted average exercise price	Number exercisable at June 30, 2018	Weighted average exercise price
0.50 - 0.80	2,850,000	6.00	0.64	-	-
0.88 - 1.00	2,088,500	5.97	0.94	-	-

As of June 30, 2018, a total of $3,436,010 of expense was calculated for 2018 options.  Based on the vesting schedule of the issued options, $1,980,858 was recognized in expense as of June 30, 2018. $1,455,152 will be recognized over the remaining performance periods.

NOTE 13 COMMITMENTS AND CONTINGENCIES

The Company has commitments under license agreements which are described in note 6.

We lease office and research space under month-to-month leasing arrangements.  Therefore, we do not believe we have any material leasing commitments.

Rent expense under operating leases was $121,451 and $65,408 for the years ended June 30, 2018 and 2017, respectively.

NOTE 14 SUBSEQUENT EVENTS

Management has evaluated subsequent events through September 28, 2018, the date on which the financial statements were available to be issued.

On August 22, 2018 the Company and Juneau entered into a Second Amended and Restated Subscription Agreement. The amended agreement is described in Note 7.

Subsequent to year end, Predictive Technology Group, Inc. (the “Company”), Predictive Acquisitions, Inc. (“PAI”), a wholly owned subsidiary of the Company and Regenerative Medical Technologies, Inc. (“RMT”) entered into an agreement captioned “Agreement and Plan of Merger” (the “Acquisition Agreement”).  RMT holds various assets including (i) models, methods and protocols for collection birthing tissue and DNA samples, (ii) patient registry models, methods and protocols to collect clinical outcomes and electronic medical records, and  (iii) designs and methodologies relating to bone marrow aspirate kits, large joint injection kits, degenerative disc disease post-microdiscectomy injection kits, an allogenic stem cell products for degenerative disc disease, autism, facet joint, IV treatment of opioid addition, and (iv) other assets. Under the terms of the Acquisition Agreement, PAI will merge with RMT, the surviving corporation will become a wholly owned subsidiary of the Company and the shareholders of RMT will receive 10,000,000 shares of the Company’s common stock. The closing of this transaction is subject to shareholder approval of the merging entities and other contingencies that may or may not occur. If the closing occurs, it is anticipated to close on or before December 31, 2018.

Subsequent to year end, the Company entered into an agreement captioned “Securities Purchase Agreement” with the members of Inception DX, LLC (“Inception”), a Utah limited liability company. Under the terms of the agreement, the Company acquired Inception DX for 6,900,000 shares of its common stock. Inception owns laboratory equipment, database records for over 31,900,000 individuals for use in genetics research, initial CLIA registration, CLIA lab protocols, and other assets. Once the CLIA registration is completed, Inception will be used as a CLIA laboratory by Predictive Technology Group, Inc. and its affiliates.

Subsequent to year end, the Company entered into an agreement captioned “Asset Purchase Agreement” (the “Purchase Agreement”) with Taueret Laboratories, LLC and its members. Under the terms of the Purchase Agreement, the Company issued warrants exercisable for 16,500,000 shares of the Company’s common stock. The warrants were exercisable at fair market value of the Company’s common stock on the closing date. In consideration for the warrants, the Company acquired (i) approximately 1,000 degenerative disc disease related DNA samples, related family records, relevant clinical records (including approximately 600 affected probands) and 800 ancestry matched control samples, (ii) whole exome sequencing data on approximately 300 degenerative disc disease samples, over 800 local controls, and published reference populations, together with initial analysis of the markers, (iii) project plan, study paperwork, promotional study and materials used in the research study, (iv) exclusive use of a DNA biobank that has collection over 300,000 samples for multiple diseases that the Company may target, and (v) other assets.

Subsequent to year end, the Company entered into an agreement captioned Consulting Agreement with Avira Financial, LLC whereby Avira will be performing various business development, marketing and consulting services for the Company. In consideration for these services, the Company granted warrants to Avira exercisable for 5,250,000 shares of the Company’s common stock with a strike price equal to the closing price of the Company’s common stock on the date of grant. Warrants to acquire 250,000 shares vested upon issuance and the remainder of the warrants vest over a three year period, subject to accelerated vesting upon the occurrence of certain events. The warrants expire on the earlier of (i) the five year anniversary of the date of issuance or (ii) the date the Consulting Agreement is terminated.

Subsequent to year end, the Company authorized the granted stock options exercisable for 15,840,000 shares of common stock to employees. All options are exercisable at the closing price of the Company’s common stock on the date of grant.

In September 2018, the parties in the Alpha Modus lawsuit entered into a Settlement Agreement and Mutual Release whereby all claims were released and discharged in consideration for Alpha Modus Corp. being able to retain 200,000 shares of Predictive Technology Group, Inc. common stock that it previously held and Predictive Technology Group, Inc. cooperating with Alpha Modus Corp. in its efforts to clear restrictions on said shares.